UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 5, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on
Economic and **Financial Analysis**

1Q21

bradesco

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Corporate **Strategy**

We reviewed our corporate strategy to align our actions even further in a single direction: to meet the expectations of our clients by getting to know their needs and cycle of life, increasing their satisfaction by means of experiences of excellence in all of their interactions with the bank. From this reflection, we based our strategy on four large pillars that support our corporate purpose.


client
our inspiration
sustainability
made to last
Create opportunities to the fulfillment of people and the sustainable development of companies and society
digital
transformation
how we do it
people
our team

client our inspiration

Our primary objective is to captivate our clients to earn their admiration, trust and relationship. We want to serve the client with excellence based on their needs and goals, in order to contribute towards their achievements.

We have conducted a number of actions that place the client at the center of our strategy and have improved our knowledge through the use of data intelligence, complete business solutions and journeys of excellence with the aim of better understanding our clients, their expectations and needs at every moment or during their interaction with the Organization.

This is why we want to provide offers that fit into our clients' profile and where they are in their lives within a pleasurable and complete experience, integrating journeys and processes supported by new decision-making technologies in real time.

We have an organizational structure (for example, Bradesco Experience) that is designed to provide the best experience to the client and seek constant improvement of our levels of activities and operational efficiency.

digital transformation how we do it

We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative. We aim to maximize our operational efficiency and agility by making sure our services are cost-effective at all times. Managing expenses is a prominent part of the bank's strategy, contributing to actions and projects geared towards optimizing the use of channels, reducing the cost of services and seeking continued efficiency.

Within a climate of great digital transformation, we strive to make the client's banking experience even faster while being more convenient and secure. Innovation, agility, connectivity, modernization and security are driving forces, and are present in our daily lives and in everything we do. We are focused on maximizing value from the client's perspective through a culture that is centered on continuous improvement and excellence in the use of data for decision-making.

people our team

We want our company to be the preferred destination for high-performance professionals, and where they choose to work now to build their future, as we believe the foundation of our strategy is rooted in people. We endeavor to improve the essential and transformative skills of our professionals with a view towards making our corporate strategy viable. We maintain an organizational culture based on ethics, transparency and respect for people; and we invest in creating an innovative, challenging and diverse working environment.

We highlight the importance of actions related to the health and well-being of our employees and associates through the *Viva Bem* (Living Well) Program, the incentive to volunteering through the Bradesco Volunteer Portal and the online platform integra rh, which enables our employees to take ownership of their careers.

sustainability made to last

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences. We are committed to growing in a diversified and sustainable manner, through the best balance between risk and return and a robust capital structure and liquidity.

Our public initiatives and commitments to Diversity reinforce our belief in the transformative potential of people, respecting individuality and plurality.

Inclusion and financial education are essential drivers for us because we impact and transform the lives of thousands of Brazilians through them.

We have established commitments related to social and environmental sustainability to play a role in the sustainable development of society and to prepare our Organization for the new challenges on the horizon.

We participated in the launch the Amazon Plan in partnership with Itaú and Santander, working to promote the development of the amazon region and we became the first Brazilian bank to join the Partnership for Carbon Accounting Financials (PCAF), a global initiative to measure the carbon emissions generated by financial institutions, in addition to integrate for the 15th time the Dow Jones Sustainability Index.

1Q21 Highlights

bradesco

Recurring Net Income

R$6.5 billion

-4.2% in the quarter

+73.6% in 12 months (1Q21 x 1Q20)

Quarterly ROAE

18.7%

-1.3 p.p. in the quarter

+7.0 p.p. in 12 months (1Q21 x 1Q20)

12-month ER

45.3%

lower historic ratio

Improvement of 3.8 p.p. (1Q21 x 1Q20)

Operating expenses

reduction of -4.7% (1Q21 x 1Q20)

Operating income from insurance

R$3.1 billion

+37.5% in the quarter

+7.0% in 12 months (1Q21 x 1Q20)

Expanded loan portfolio

R$705.2 billion

+7.6% in 12 months

+2.6% in the quarter

COMPANIES

+4.6% in 12 months

+1.9% in the quarter

INDIVIDUALS

+13.0% in 12 months

+3.8% in the quarter

Expanded ALL

R$3.9 billion

-14.5% in the quarter

-41.8% in 12 months (1Q21 x 1Q20)

Coverage ratio over 90 days

349.8%

Delinquency ratio over 90 days

2.5%

Analysis of the 1Q21 Income

We started the first quarter of 2021 with a recurring net income of R$6.5 billion, 73.6% higher than the income for the first quarter of 2020, mainly because of lower ALL expenses carried out in the period. Regarding the previous quarter, we had a slight reduction in our net income, partly reflecting the lower economic activity in the 1Q21 and the end-of-year seasonality observed in the 4Q20. Our operating income showed growth in all the comparative periods.

Our indicators of profitability (ROAE and ROAA) showed an improvement in comparison to the first quarter of 2020, registering 18.7% and 1.6%, respectively, highlighting the significant improvement of the ROAE, which evolved 7 p.p. in the period mentioned.

Our expanded loan portfolio continues in constant evolution (+2.6% in the quarter and +7.6% in 12 months), with emphasis on the strong acceleration in the Individuals portfolio (+3.8% in the quarter and +13.0% in 12 months), driven mainly by personal loans, payroll-deductible loans and real estate financing. In the companies portfolio, we can highlight SMEs operations, which evolved 4.4% in the quarter and 18.6% in the year.

Our Basel I Ratio ended the quarter at 13.6%, remaining at levels well above the regulatory limits.

In March 2021, our expanded portfolio net of amortizations totaled R$44.1 billion, showing a reduction of 20.3% since September 2020 and 8.1% in the last quarter. The balance of operations in grace period closed the quarter with R$2.9 billion (of which 55% were already settled in April) and R$3.9 billion in arrears, which represents a delinquency of 0.7% of the total portfolio.

In this quarter, even after taking into account the reinforcement of the supplementary ALL constitution, the expanded ALL expenses showed a reduction of 41.8% in comparison to the 1Q20 and 14.5% in comparison to the previous quarter. It is also worth noting the coverage ratio over 90 days, which accounted for 349.8% in March 2021, demonstrating our high level of provisioning.

The delinquency ratio reached 2.5%, a reduction of 1.2 p.p. in the last year. In the quarter, this ratio showed a small increase of 0.3 p.p., which is explained, to a large extent, by the seasonality of this period.

The net interest income reached R$15.6 billion, featuring an increase of 7.4% in comparison to the first quarter of 2020. In the quarterly comparative, the reduction of 6.5% is mainly related to the good performance of the market portion in the 4Q20. The client portion remained stable during the quarter.

We highlight our strong cost control, a fact that has enabled us to reduce our operating expenses, both in the quarterly (-2.4%) and in the annual comparative (-4.7%). It is also worth noting our 12-month ER, which reached 45.3%, an improvement of 3.8 p.p. in comparison to the same period of the previous year. This is the best ratio in our historical series.

This quarter, our fee and commission income has been impacted by the worsening of the adverse economic scenario and by the end of year seasonality.

The operating income from Insurance grew 7.0% in comparison to the 1Q20, mainly justified by the largest financial income and the revenue increase, which were offset by the higher claims ratio. In the quarterly comparative, the growth of 37.5% mainly reflects the establishment of long-term technical provisions in the 4Q20, in Bradesco Saúde, and the revenue increase in the segments of life and health in the 1Q21.

Recorring Net Income


R$ million
3,753
30.9
69.1
6,801
18.8
81.2
6,515
25.0
75.0
1Q20
4Q
1Q21
Banking Activities %
Insurance Activities %

ROAE


%
11.7
20.0
18.7
1Q20
4Q
1Q21

12-month ER


%
49.1
46.3
45.3
1Q20
4Q
1Q21

R$ million (unless otherwise stated)	1Q21	4Q20	1Q20	Variation % (unless otherwise stated) 1Q21 x 4Q20	1Q21 x 1Q20
Recurring Income Statement					
Recurring Net Income [1]	6,515	6,801	3,753	(4.2)	73.6
Book Net Income	6,153	5,464	3,382	12.6	81.9
Operating Income	9,768	9,672	5,397	1.0	81.0
Net Interest Income	15,578	16,657	14,499	(6.5)	7.4
Expanded ALL	(3,907)	(4,568)	(6,708)	(14.5)	(41.8)
Fee and Commission Income	8,067	8,717	8,283	(7.5)	(2.6)
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(11,204)	(11,483)	(11,757)	(2.4)	(4.7)
Income from Insurance, Pension Plans and Capitalization Bonds	3,137	2,281	2,931	37.5	7.0
Statement of Financial Position					
Total Assets	1,662,619	1,644,804	1,486,358	1.1	11.9
Loans - Expanded Loan Portfolio	705,160	686,968	655,094	2.6	7.6
- Individuals	270,220	260,258	239,214	3.8	13.0
- Companies	434,940	426,711	415,880	1.9	4.6
Shareholders' Equity	144,240	143,703	129,548	0.4	11.3
Assets under Management	2,550,871	2,508,295	2,252,994	1.7	13.2
Capital and Liquidity - %					
Total Ratio	15.4	15.8	13.9	(0.4) p.p.	1.5 p.p.
Tier I Capital	13.6	13.8	11.4	(0.2) p.p.	2.2 p.p.
Liquidity Coverage Ratio (LCR)	162.9	178.4	141.6	(15.5) p.p.	21.3 p.p.
Net Stable Funding Ratio (NSFR)	114.8	120.1	110.7	(5.3) p.p.	4.1 p.p.
Profitability and Efficiency %					
Annualized Return on Average Equity (ROAE) [2]	18.7	20.0	11.7	(1.3) p.p.	7.0 p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.6	1.0	-	0.6 p.p.
Efficiency Ratio (ER)	45.0	44.6	49.3	0.4 p.p.	(4.3) p.p.
Market Indicators					
Recurring Net Income per Share (accumulated 12 months) - R$ [3]	2.29	2.00	2.41	14.2	(5.1)
Market Capitalization [4]	222,092	226,778	158,941	(2.1)	39.7
Dividends/Interest on Shareholders' Equity	1,754	1,557	1,012	12.6	73.2
Price/Earnings Ratio [5]	10.0	11.7	6.8	(1.7)	3.2
Price to Book Ratio	1.5	1.6	1.2	(0.1)	0.3
Dividend Yield - % [6] [7]	2.5	2.6	10.0	(0.1) p.p.	(7.5) p.p.
Portfolio Indicators - %					
Delinquency Ratio (over 90 days)	2.5	2.2	3.7	0.3 p.p.	(1.2) p.p.
Delinquency Ratio (over 60 days)	3.3	2.9	4.6	0.4 p.p.	(1.3) p.p.
NPL Creation - 90 days	1.2	0.7	1.5	0.5 p.p.	(0.3) p.p.
Coverage Ratio (> 90 days)	349.8	402.8	227.9	(53.0) p.p.	121.9 p.p.
Coverage Ratio (> 60 days)	266.7	310.6	184.2	(43.9) p.p.	82.5 p.p.

(1) According to the non-recurring events described on page 31 of this report; (2) It excludes the asset valuation adjustments recorded under the Shareholders' Equity; (3) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; (4) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; (5) Recurring net income in 12 months; (6) Source: Economatica; and (7) Calculated by the share with highest liquidity.

Recurring Income Statement

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Net Interest Income	**15,578**	**16,657**	**14,499**	**(6.5)**	**7.4**
- Client Portion	13,225	13,219	12,964	-	2.0
- Market Portion	2,353	3,438	1,535	(31.6)	53.3
Expanded ALL	**(3,907)**	**(4,568)**	**(6,708)**	**(14.5)**	**(41.8)**
Gross Income from Financial Intermediation	**11,671**	**12,089**	**7,791**	**(3.5)**	**49.8**
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,137	2,281	2,931	37.5	7.0
Fee and Commission Income	8,067	8,717	8,283	(7.5)	(2.6)
Operating Expenses	(11,204)	(11,483)	(11,757)	(2.4)	(4.7)
Personnel Expenses	(5,069)	(5,134)	(5,321)	(1.3)	(4.7)
Other Administrative Expenses	(4,812)	(5,364)	(5,078)	(10.3)	(5.2)
Other Operating Income / (Expenses) (1)	(1,323)	(985)	(1,358)	34.3	(2.6)
Tax Expenses	(1,933)	(1,979)	(1,913)	(2.3)	1.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	30	47	62	(36.2)	(51.6)
Operating Income	**9,768**	**9,672**	**5,397**	**1.0**	**81.0**
Non-Operating Income	(89)	(79)	12	12.7	-
Income Tax / Social Contribution	(3,096)	(2,717)	(1,599)	13.9	93.6
Non-controlling interests in subsidiaries	(68)	(75)	(57)	(9.3)	19.3
Recurring Net Income (2)	**6,515**	**6,801**	**3,753**	**(4.2)**	**73.6**

(1) During 2020, supplementary provisions in the sum of R$1,259 million were made in the Insurance Group, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In the 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of provision, in the same value, for long-term provision of Bradesco Saúde, classified as technical provisions. This event has not produced any impact on the income of the 4Q20; and

(2) According to the non-recurring events described on page 31 of this report.

bradesco

Income, Returns and Efficiency

The growth of 73.6% in our results compared to the 1Q20 is a reflection of lower ALL expenses carried out in the period and reduction of operating expenses, in addition to the increase in the client portion and market portion and income from insurance operations.

In the comparative with the previous quarter, the operating income increased 1.0%, even with the constitution of R$1 billion in the 1Q21 regarding supplementary ALL.

The 12-month ER in the 1Q21 continues presenting a consistent improvement in relation to all the comparative periods, reflecting strong cost control coupled with the growth in the net interest income. The accumulated ratio of 45.3% is the lowest rate of the series presented.

The quarterly ER improved 4.3 p.p. in comparison with the 1Q20 due to the reduction of the operating expenses, of a higher net interest income and a higher income from insurance. In the comparison with the 4Q20, the variation of 0.4 p.p. is a reflection of the seasonality of the last quarter of 2020. The quarterly risk-adjusted ER meaningful improvement in comparison to the 1Q20, due to the reduction of ALL expenses.

Recurring Net Income


R$ million
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
6,515
29.1
28.4
28.8
28.9
30.9
35.1
26.3
18.8
25.0
70.9
71.6
71.2
71.1
69.1
64.9
73.7
81.2
75.0
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Banking Activities
Insurance Activities

ROAE Quarterly and Accrued


%
20.5
20.6
20.5
21.2
20.5
20.6
20.2
20.6
11.7
11.9
11.7
11.8
15.2
12.9
20.0
14.8
18.7
18.7
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
64.5
64.2
63.9
63.5
77.4
78.1
72.2
72.0
67.9
63.5
63.3
63.3
63.4
66.7
70.5
70.2
62.4
60.7
49.5
49.4
49.5
49.0
49.1
47.8
47.2
46.3
45.3
48.6
49.2
49.9
48.3
49.3
44.0
47.6
44.6
45.0
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	1Q21	4Q20	1Q20	Variation 1Q21 x 4Q20 R$	Variation 1Q21 x 4Q20 %	Variation 1Q21 x 1Q20 R$	Variation 1Q21 x 1Q20 %
Net Interest Income	15,578	16,657	14,499	(1,079)	(6.5)	1,079	7.4
Client Portion (1)	13,225	13,219	12,964	6	-	261	2.0
Average Balance	609,579	595,323	540,141	317		1,667	
Average Rate	9.1%	9.2%	10.0%	(311)		(1,406)	
Market Portion (2)	2,353	3,438	1,535	(1,085)	(31.6)	818	53.3

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL


Client Portion - Indicators
10.6
10.5
10.5
10.5
10.0
9.5
9.2
9.2
9.1
7.3
7.4
7.6
7.2
4.7
3.0
5.1
5.9
6.3
R$ million
11,960
12,185
12,503
12,983
12,964
13,163
12,794
13,219
13,225
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
8,356
8,698
9,167
9,002
6,256
4,273
7,206
8,651
9,318
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Net Client Portion
Average Rate %
Expanded ALL
Quarterly Net Average Rate %


Change in the Client Portion
R$ million
13,219
317
(163)
145
(293)
13,225
4Q20
Average Volume
Spread
Products Mix
Number of Days
1Q21

The net interest income - client portion – continues presenting a consistent growth (+R$667 million or +8% in the quarter). Consequently, the net spread evolved +0.4 p.p. in comparison to the 4Q20. The improvement observed by the product mix in the 1Q21 is related, mainly, to the growth in the portfolio of individuals. This movement, as well as the increase of the portfolio, neutralized the negative impact of lower quantity of working/consecutive days in the net interest income in the 1Q21.

In comparison with the same period of the previous year, the net interest income – client portion – evolved 2%, driven by the strong credit origination, in lower-risk lines, in which we observed a growth greater than two digits in the year, highlighting the working capital, payroll-deductible loans, personal loans, vehicle financing and real estate financing, which has compensated the portfolio's lower spreads.


Portfolio Mix
%
33.4
35.6
36.6
37.4
37.9
38.3
46.7
45.7
44.3
44.3
42.4
41.7
19.9
18.7
19.1
18.3
19.7
20.0
2016
2017
2018
2019
2020
Mar21
Individuals
Large Corporates
Micro, Small and Medium-Sized Enterprises


Product Mix - Individuals
%
Mar21
26.9
23.6
15.0
12.1
10.9
11.4
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
2017
25.1
19.2
19.6
14.7
11.8
9.6
2016
22.6
18.8
20.7
15.7
11.6
10.7
Payroll-deductible Loans
Real Estate Financing
Credit Card
Others
Vehicles
Personal Loans

Net Interest Income – Market Portion

The net interest income - market portion in the quarter was impacted by a lower hedge position of the Bank's investments abroad and by a lower mark to market results.

Bacen Portfolio vs. Expanded Portfolio

R$ million	Mar21	Dec20	Mar20	Variation % Quartely	Variation % 12 months
Individuals	266,968	257,406	237,261	3.7	12.5
Companies	261,611	252,906	240,315	3.4	8.9
Loan Portfolio - Bacen	**528,580**	**510,311**	**477,577**	**3.6**	**10.7**
Sureties and Guarantees	79,256	80,237	84,890	(1.2)	(6.6)
Operations bearing Credit Risk - Commercial Portfolio	71,113	71,782	62,484	(0.9)	13.8
Other	26,211	24,638	30,143	6.4	(13.0)
Expanded Loan Portfolio (1)	**705,160**	**686,968**	**655,094**	**2.6**	**7.6**
Companies	**434,940**	**426,711**	**415,880**	**1.9**	**4.6**
Large Corporates	293,574	291,357	296,733	0.8	(1.1)
Micro, Small and Medium-Sized Enterprises (1)	141,366	135,353	119,148	4.4	18.6
Individuals (1)	**270,220**	**260,258**	**239,214**	**3.8**	**13.0**
		Without exchange variation		2.0	7.0

(1) Disregarding the consolidation of BAC the developments in 12 months would be: Total Expanded Portfolio 6.2%; SMEs 13.0%; and Individuals 11.9%.

The loan portfolio (Bacen) of March 2021 registered an increase both in the quarter and in the annual comparison, being boosted mainly by operations with individuals, with emphasis on operations related to real estate financing, personal loans and payroll-deductible loans. In the annual comparison, operations of companies increased 8.9%, highlighting the following products: working capital, real estate financing and CDC/leasing.

In the expanded portfolio, we highlight the growth in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporates.

Our average daily origination from individuals increased 14% in the 1Q21 in comparison with the 1Q20, mainly boosted by the high volume of real estate financing. In the 1Q21, of the total loans authorized by the Organization, 28.4% were made autonomously by clients via Digital Channels, with emphasis on loans authorized for individuals, which came up to R$9.6 billion in the 1Q21 (+37% in relation to the 1Q20). From this total, there was an increase of 50% in the individuals' mobile channel, all that in relation to the 1Q20 releases, reaching R$7.3 billion in this quarter. For more information on Digital Channels, please see the additional chapter of the Economic and Financial Analysis Report.

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Mar21	Dec20	Mar20	Variation % Quarter	Variation % 12 months
Individuals	**270,220**	**260,258**	**239,214**	**3.8**	**13.0**
Consumer Financing	**173,765**	**169,101**	**163,926**	**2.8**	**6.0**
Payroll-deductible Loans	72,804	69,664	65,320	4.5	11.5
Credit Card	40,549	42,054	39,496	(3.6)	2.7
Personal Loans	30,873	27,978	29,639	10.3	4.2
CDC / Vehicle Leasing	29,539	29,405	29,471	0.5	0.2
Real Estate Financing (1)	**63,747**	**59,163**	**46,173**	**7.7**	**38.1**
Other Products	**32,707**	**31,994**	**29,114**	**2.2**	**12.3**
Rural Loans	10,928	10,444	10,000	4.6	9.3
BNDES/Finame Onlendings	6,363	6,106	5,901	4.2	7.8
Other	15,417	15,444	13,214	(0.2)	16.7
Companies	**434,940**	**426,711**	**415,880**	**1.9**	**4.6**
Working Capital	89,407	91,586	68,405	(2.4)	30.7
Foreign Trade Finance	66,379	57,636	66,264	15.2	0.2
Real Estate Financing (1)	18,060	18,588	15,768	(2.8)	14.5
BNDES/Finame Onlendings	15,961	16,714	16,253	(4.5)	(1.8)
Overdraft Account	4,174	3,290	7,248	26.9	(42.4)
CDC / Leasing	17,391	16,645	15,919	4.5	9.2
Rural Loans	14,190	11,888	13,857	19.4	2.4
Sureties and Guarantees	78,303	79,410	84,167	(1.4)	(7.0)
Operations bearing Credit Risk - Commercial Portfolio	71,113	71,782	62,484	(0.9)	13.8
Other	59,962	59,172	65,514	1.3	(8.5)
Expanded Loan Portfolio	**705,160**	**686,968**	**655,094**	**2.6**	**7.6**
Real	656,608	645,370	606,062	1.7	8.3
Foreign Currency	48,552	41,599	49,032	16.7	(1.0)

(1) Disregarding the consolidation of BAC, the developments in the Real Estate Financing in 12 months would be: in Individuals 32.4%; and in Companies (14.9%).

Real Estate Financing

Portfolio

R$ million


61,296 61,847 62,830 61,222 61,941 64,534 67,177 77,751 81,807
21,537 20,565 19,900 16,935 15,768 15,485 14,890 18,588 18,060
39,759 41,282 42,931 44,288 46,173 49,049 52,287 59,163 63,747
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Individuals
Companies

Origination

R$ million


3,738 4,683 4,858 4,585 4,516 4,788 6,322 8,920 7,770
926 1,452 1,183 1,312 954 535 860 2,021 788
2,812 3,231 3,675 3,273 3,562 4,253 5,462 6,899 6,982
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Borrower
Builder

Profile of the Individual Portfolio – 1Q21 Origination

Average term: **320 Months**

R$516 Thousand	R$307 Thousand	59.6%	49.6%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed

R$ million


▲ 58.9%
15,438 16,436 19,964 18,158 17,092 16,145 20,760 31,243 27,157
5,137 4,949 7,340 6,843 5,070 1,601 3,876 9,364 4,432
10,301 11,487 12,624 11,315 12,022 14,544 16,884 21,879 22,725
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
71.2 70.6 69.7 70.1 68.8 69.2 70.0 71.3 70.2
R$ million
53,505 57,318 60,258 62,987 65,320 65,448 66,404 69,664 72,804
77.1 77.9 78.6 79.6 80.9 81.6 83.1 84.5 85.6
22.9 22.1 21.4 20.4 19.1 18.4 16.9 15.5 14.4
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector

%


46.3 47.4 46.6
6.0 6.0 5.0
47.7 46.6 48.4
Mar19 Mar20 Mar21
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Mar21 [(1)]

16.1%	20.6%	Social Security (INSS)
Total	14.7%	Private sector
	13.3%	Public sector

(1) Reference Date: February 2021.

Vehicle Financing


Portfolio
R$ million
38,226
40,527
43,260
45,960
47,087
45,369
45,786
47,298
47,991
13,062
13,979
15,255
16,444
17,084
16,576
16,830
17,422
17,984
25,164
26,547
28,005
29,516
30,003
28,793
28,956
29,876
30,007
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Individuals
Companies


Distribution of the Portfolio by Product
%
11.7
1.5
86.7
7.8
1.9
90.3
6.3
1.4
92.3
Mar19
Mar20
Mar21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Origination

R$1.1 billion	R$41 thousand	43 months	37%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jan21 – Mar21

The 1Q21 was influenced by external factors, such as the intermittency in the activities performed by dealers/sales correspondents as a result of the restrictive measures against Covid-19 and the paralysis of some automakers due to lack of inputs for the production of new vehicles.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Mar21	%	Dec20	%	Mar20	%
Economic Sector						
Public Sector	**15,108**	**2.1**	**15,772**	**2.3**	**16,635**	**2.5**
Petrol, derived and aggregated activities	10,961	1.6	11,312	1.6	12,134	1.9
Production and distribution of electricity	3,256	0.5	3,504	0.5	3,682	0.6
Other sectors	891	0.1	956	0.1	819	0.1
Private Sector	**690,052**	**97.9**	**671,196**	**97.7**	**638,459**	**97.5**
Companies	**419,832**	**59.6**	**410,938**	**59.8**	**399,245**	**60.9**
Real estate and construction activities	30,203	4.3	31,107	4.5	34,466	5.3
Retail	43,959	6.2	43,994	6.4	41,077	6.3
Transportation and concession	34,489	4.9	35,032	5.1	32,774	5.0
Services	47,762	6.8	43,569	6.3	40,023	6.1
Wholesale	23,083	3.3	23,759	3.5	20,308	3.1
Automotive	19,021	2.7	19,917	2.9	20,989	3.2
Food products	19,040	2.7	17,970	2.6	15,518	2.4
Other sectors	202,275	28.7	195,590	28.5	194,090	29.6
Individuals	**270,220**	**38.3**	**260,258**	**37.9**	**239,214**	**36.5**
Total	**705,160**	**100.0**	**686,968**	**100.0**	**655,094**	**100.0**

Portfolio by Debtors

The concentration of clients in the loan portfolio remained at comfortable levels, which demonstrates our client diversification.


%
33.5
34.8
32.6
31.4
30.6
27.0
27.7
26.0
25.0
24.2
17.5
17.2
15.8
15.0
14.5
11.0
10.7
10.0
9.2
9.1
1.9
1.9
1.8
1.6
1.6
Mar20
June
Sept
Dec
Mar21
100 Largest
10 Largest
50 Largest
Largest borrower
20 Largest

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Mar21	Dec20	Mar20
1 to 30 days	10.0	8.7	11.4
31 to 60 days	5.7	5.7	6.5
61 to 90 days	5.0	5.0	5.7
91 to 180 days	10.7	12.1	11.7
Short-Term	**31.4**	**31.5**	**35.3**
181 to 360 days	15.0	14.4	15.5
Over 360 days	53.6	54.1	49.2
Medium/ Long-Term	**68.6**	**68.5**	**64.7**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

In the last 12 months, 96.6% of operations with new clients were classified in ratings AA to C, which reflects the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between March 2020 and 2021	Total Credit on March 2021		New Customers between April 2020 and March 2021		Remaining customers from March 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	633,453	89.8%	44,943	96.6%	588,510	89.4%
D	21,034	3.0%	455	1.0%	20,579	3.1%
E - H	50,673	7.2%	1,115	2.4%	49,558	7.5%
Total	**705,160**	**100.0%**	**46,513**	**100.0%**	**658,647**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Customer Profile	Mar21			Dec20			Mar20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	90.5	1.6	7.9	89.9	2.0	8.1	91.1	0.7	8.2
Micro, Small and Medium-Sized Enterprises	89.3	3.0	7.7	88.0	4.0	8.0	89.1	2.5	8.3
Individuals	89.4	4.4	6.2	89.5	4.3	6.2	91.6	1.9	6.5
Total	**89.8**	**3.0**	**7.2**	**89.4**	**3.2**	**7.4**	**90.9**	**1.5**	**7.6**

Expenses with Expanded ALL

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Expanded ALL	**(3,907)**	**(4,568)**	**(6,708)**	**(14.5)**	**(41.8)**
ALL Expenses	(4,935)	(4,066)	(7,359)	21.4	(32.9)
Income from Credit Recovery	1,730	1,588	1,420	8.9	21.8
Impairment of Financial Assets	(43)	(1,442)	(174)	(97.0)	(75.3)
Granted Discounts / Other (1)	(659)	(648)	(595)	1.7	10.8

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The reduction of 41.8% compared to the 1Q20, was mainly due to the volume of constitution of ALL expenses due to uncertainties generated by the Covid-19 pandemic at the beginning of 2020. In comparison to the previous quarter, the reduction of 14.5%, even taking into account the constitution of the supplementary ALL in the 1Q21, to the sum of R$1.0 billion, is justified by the lower expenses with the impairment of financial assets, which presented a one-off growth in the previous quarter due to a specific client, in addition to higher revenues with credit recovery.

Furthermore, we continue evolving in our loan operations in 12 months, whose portfolio increased 11% (+13% in operations aimed at individuals and +9% in operations aimed at companies), reflecting in the ALL expenses due to the minimum reserves required by the Central Bank of Brazil.


Expanded ALL/ Expanded Loan Portfolio
%
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
2.2
R$ million
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
3,907
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 1Q21, our ALL stock totaled R$46.0 billion, representing 8.7% of our loan portfolio, and coverage ratio for loans overdue for more than 90 days reached 349.8%. It is worth mentioning that our internal studies are based on statistical models that capture historical information and forecasts, in addition to the Management's experience, and reflect our expectation of losses in different economic scenarios.

bradesco

Renegotiated Portfolio

Evolution of the Balance of the Portfolio

R$ billion



18.9
6.7
12.2
Mar19
19.6
7.3
12.3
June
18.8
5.8
13.0
Sept
19.0
5.4
13.6
Dec
19.6
5.5
14.1
Mar20
23.5
5.0
18.5
June
27.5
4.7
22.8
Sept
29.4
4.9
24.5
Dec
29.4
5.4
24.0
Mar21
Originated from active portfolio
Originated from portfolio in writ-off

Our Renegotiation Portfolio remained stable in comparison to the previous quarter and showed an increase in relation to March 2020, a reflection of our actions to readjust the cash flows of our clients in the course of 2020 due to the Covid-19 pandemic. Our ALL/Renegotiated Portfolio showed a reduction of 3.0 p.p. in comparison to March 2020, due to the lower ALL expenses associated with flexibility in terms of renegotiation, including greater grace periods and in accordance with the risk profile, to the point it increased 2.3 p.p. that in the quarter due to the resumption of the normal flow of maturities.

The delinquency rate reached 14.4%, a reduction of 6.4 p.p. in comparison to the same period of the previous year, and an increase of 7.0 p.p. in the quarter.

ALL / Renegotiated Portfolio

%



63.3 61.7 64.2 66.2 65.8 65.5 65.1 68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Delinquency ratio over 90 days

%



28.5 26.5 26.2 29.0 27.6 26.4 27.6 28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Renegotiated Portfolio / Bacen Portfolio

%



3.1 3.3 3.3 3.5 3.7 4.1 4.0 4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Extended Operations

Closing March 2021 with the accounting balance of operations, net of amortizations by R$44.1 billion, with the following composition: up-to-date – R$37.4 billion, in arrears – R$3.9 billion and in grace period – R$2.9 billion (55% settled in April 2021).

R$44 billion

accounting balance net of amortizations

Credit profile of clients who have requested an extension

93%	were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
91%	rated AA to C
69%	with real collateral
14 years	average time of relationship



R$1.1 bi
0.2%
R$2.9 bi
0.6%
R$3.9 bi
0.7%
R$ billion
55.3
42.0
13.3
Sept20
48.0
37.5
10.5
Dec20
44.1
33.8
10.3
Mar21
Multipurpose
Wholesale
In arrears (over 30 days) *

R$ billion **Balance by Product**



4.3
0.5
3.9
19.0
Mar21
7.6
8.9
Real Estate Financing
Working Capital
Vehicles
Personal Loans
BNDES / Rural
Payroll-deductible Loans / Cards

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

Delinquency ratios

Over 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator over 90 days was 2.5% in March 2021, showing a reduction of 1.2 p.p. in the last year. This movement could be observed in all the segments in which we operate. The various actions adopted to support the clients and, mainly, associated with the extensions of maturity and renegotiations, contributed to this decline. In the last quarter there is an increase of 0.3 p.p. which, to a large extent, is explained by the seasonality of this period.

15 to 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator of 15 to 90 days showed a reduction of 1.0 p.p. in the year and reached 3.2% in March 2021, still one of the lowest rates in the series. In the last quarter we had an expected increase of 0.4 p.p., as a result, mainly, from the seasonality of the beginning of this year.

In both indicators, the historical series demonstrates that the current indexes are at controlled levels and still below the pre-pandemic levels. In addition to the actions already mentioned, there is a large contribution of constant analytical innovations, guided by a myriad of new information processed in real time and that combined with more intuitive digital journeys, has been providing more profitable originations, as well as a more fluid access of clients for them to reorganize their contracts.

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remain at high levels and reached 266.7% and 349.8%, respectively. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of our provision reached R$46.0 billion, showing an increase of 13.7% in comparison to March 2020, while our loan portfolio evolved 7.6% in the period. The supplementary ALL represented 2.2% of our loan portfolio in March 2021 (2.0% in March 2020), demonstrating the strengthening of our provisioning to deal with the effects of the pandemic.


Coverage Ratio
%
548.0 517.0 392.0 481.0 425.0 602.0 994.0 955.0 688.0
269.2 267.2 225.5 244.9 227.9 299.5 398.2 402.8 349.8
220.2 209.3 188.5 193.6 184.2 249.8 337.4 310.6 266.7
125.6 122.3 115.6 119.6 121.4 123.8 120.6 117.6 120.1
8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9 8.7
4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8 3.0
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - excluding operations 100% provisioned


Provision and Overdue Portfolio
R$ million
36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339 46,030
6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519 11,569
16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775 21,389
13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044 13,071
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Specific
Generic
Complementary


Portfolio in Arrears
R$ million
16,798 17,611 19,171 19,008 21,972 17,296 13,304 14,597 17,260
13,739 13,795 16,024 15,026 17,759 14,428 11,276 11,255 13,160
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)

NPL Creation | 90 days vs. Write-offs

Total NPL Creation presented a reduction of 8.9% in comparison to the same period of the previous year, justified by the impact of specific cases of corporate and company segments in the 1Q20, in addition to the increase in the delinquency of mass market operations. In relation to the previous quarter, the increase reflects the normalization of the usual policies for concession and management of the loan portfolio. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.


NPL Creation
R$ million
3,826 4,532 5,819 3,672 6,982 2,195 684 3,674 6,363
2,575 2,843 2,969 3,248 3,974 2,379 289 2,279 4,040
1,233 1,356 1,362 856 2,074 85 146 922 2,073
18 334 1,489 (431) 934 (269) 249 473 249
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates


Write-offs
R$ million
4,389 4,476 3,591 4,670 4,250 5,526 3,837 3,694 4,459
2,527 2,567 2,350 2,566 2,868 3,216 2,651 2,422 2,697
1,332 1,322 1,026 1,234 1,103 1,677 1,152 759 1,080
530 587 215 870 279 633 34 513 682
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Micro, Small and Medium-Sized Enterprises
Individuals
Baixas


Gross ALL Expenses (1) /NPL Creation - 90 days
%
164 96 78 126 105 398 823 111 78
R$ million
3,826 6,292
4,532 4,349
5,819 4,522
3,672 4,622
6,982 7,359
2,195 8,745
684 5,626
3,674 4,066
6,363 4,935
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to ALL expenses, based on Resolution No. 2,682/99.

Funds Raised and Managed

R$ million	Mar21	Dec20	Mar20	Variation % Quarter	Variation % 12 months
Demand Deposits	52,997	55,600	38,101	(4.7)	39.1
Savings Deposits	134,181	136,698	113,106	(1.8)	18.6
Time Deposits + Debentures	361,840	370,061	258,180	(2.2)	40.2
Borrowing and Onlending	54,129	49,808	60,241	8.7	(10.1)
Funds from Issuance of Securities	142,709	145,017	172,560	(1.6)	(17.3)
Subordinated Debts	7,841	15,875	15,620	(50.6)	(49.8)
Eligible Debt Capital Instruments	37,489	37,371	36,614	0.3	2.4
Subtotal	**791,186**	**810,430**	**694,422**	**(2.4)**	**13.9**
Obligations for Repurchase Agreements (1)	271,749	250,746	224,136	8.4	21.2
Interbank Deposits	2,456	837	888	-	-
Working Capital (Own/Managed)	120,074	118,924	104,913	1.0	14.5
Foreign Exchange Portfolio	30,808	18,758	37,930	64.2	(18.8)
Payment of Taxes and Other Contributions	5,213	707	2,980	-	74.9
Technical provisions for insurance, pension plans and capitalization bonds	285,163	284,606	272,257	0.2	4.7
Funds raised	**1,506,649**	**1,485,008**	**1,337,527**	**1.5**	**12.6**
Investment Funds and Managed Portfolios	**1,044,222**	**1,023,287**	**915,467**	**2.0**	**14.1**
Total Assets under Management	**2,550,871**	**2,508,295**	**2,252,994**	**1.7**	**13.2**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We had a low dependency on interbank deposits and foreign lines of credit given our capacity to obtain funding from clients effectively. This is a result of our broad diversity of products offered through digital channels, branch network, multi-platform and advice from experts in asset management allied to the market's confidence in the Bradesco brand and our important presence in the client's sector.

R$ million	Mar21	Dec20	Mar20	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	58,210	56,307	41,081	3.4	41.7
Savings Deposits	134,181	136,698	113,106	(1.8)	18.6
Time Deposits + Debentures	361,840	370,061	258,180	(2.2)	40.2
Funds from Financial Bills	131,224	134,356	160,305	(2.3)	(18.1)
Customer Funds (1)	**685,455**	**697,422**	**572,672**	**(1.7)**	**19.7**
(-) Reserve Requirements	(83,855)	(83,758)	(65,895)	0.1	27.3
(-) Available Funds (Brazil)	(19,999)	(18,019)	(14,893)	11.0	34.3
Customer Funds Net of Reserve Requirements	**581,601**	**595,645**	**491,884**	**(2.4)**	**18.2**
Borrowing and Onlending	54,129	49,808	60,241	8.7	(10.1)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	79,608	87,431	81,816	(8.9)	(2.7)
Total Funding (A)	**715,338**	**732,885**	**633,941**	**(2.4)**	**12.8**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**625,904**	**606,732**	**570,204**	**3.2**	**9.8**
B / A	87.5%	82.8%	89.9%	**4.7 p.p.**	**(2.4) p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Card Income	2,639	2,983	2,700	(11.5)	(2.3)
Checking Account	1,943	2,072	1,980	(6.2)	(1.9)
Asset Management	797	815	913	(2.2)	(12.7)
Loans Operations	634	685	721	(7.4)	(12.1)
Collections and Payments	615	665	659	(7.5)	(6.7)
Consortium Management	513	511	490	0.4	4.7
Custody and Brokerage Services	358	328	346	9.1	3.5
Underwriting / Financial Advisory Services	255	344	192	(25.9)	32.8
Other	313	314	282	(0.3)	11.0
Total	**8,067**	**8,717**	**8,283**	**(7.5)**	**(2.6)**
Business Days	**61**				

The worsening of the adverse economic scenario coupled with a lower number of working days in the quarter affected the performance of a large part of the lines of revenue. We also highlight the new electronic means of payment and bank transfers, without cost to clients, which were implemented by the market, in addition to the end of year seasonality, which contributed to the good performance of the 4Q20. Below are the results from fee and commission income in the periods:

- **Card Income** The drop in the periods reflects the lower volume traded, as well as the change of the profile of purchases made, whose card transactions in this period have shown a higher concentration of spending at establishments with revenues earned, which are generally lower compared to the establishments most impacted during the quarantine.
- **Checking Account** The impact in the 1Q21, in comparison to the same period of the previous year, is a reflection of the lesser use of unbundled services and the increase of transactions via Pix, in addition to a shorter transactional volume of our correspondents, due to the restrictive measures to businesses. This effect was partially mitigated by the constant evolution of the client base during the periods.
- **Asset Management** The variation observed in relation to the 1Q20 is due to the review of the asset management fees aiming to adapt them to the new scenario of interest rate (Selic) and the redemptions observed in the asset industry, with emphasis on the fixed income assets. In comparison to the previous quarter, the variation reflects the continuity of the strategy of diversification of the offer of products, aligned with the investor profile and their goals, however, it is impacted by a lower quantity of working days in the last quarter.
- **Loan Operations** The fall in the periods is related to the lower volumes of credit purchasing/origination, being partially offset by the good performance in income from real estate financing and working capital.
- **Collections and Payments** The variations observed in the periods reflect the lower income from collections originating from social distancing, seasonality of the period and decrease of revenues due to the migration of physical channels for electronics, in addition to the suspension of the collection of the DPVAT tax.
- **Consortium Management** The good performance observed in the year-to-year comparison (1Q21 x 1Q20) is a reflection of our active presence in the lines of personal property and real estate, in which we are the market leader. Regarding this quarter, it is worth highlighting sales to individuals and companies originated on mobile digital channels, Internet Banking and *Net Empresa*, which totaled R$1.1 billion in the 1Q21, with strong operation in market niches, such as agribusiness and real estate. With a comprehensive portfolio of products to meet all market segments, 52.6 thousand clients were included with letters of credit paid in the 1Q21, reaching the sum of R$2.1 billion.
- **Custody and Brokerage Services** The positive variation in the periods is related to the higher volumes traded in the stock exchange with emphasis on the performance obtained in transactions carried out through Ágora Corretora.
- **Underwriting/Financial Advisory Services** Here, revenues performance is related to the volatility of the capital market activity combined with our ability to capture business opportunities.


Volume Traded - Credit Cards
In million
49,064 49,998 51,921 54,862 53,803 40,990 45,846 52,175 52,101
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21


Checking Account Holders
In million
28.8 29.2 29.6 30.1 30.7 31.3 31.9 32.3 33.1
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21


Investments Funds and Managed Portfolios
R$ billion
954.4 971.1 995.5 1,000.8 915.5 940.4 972.5 1,023.3 1,044.2
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21


Number of Outstanding Consortium Quotas
In thousands
1,528 1,539 1,601 1,617 1,585 1,550 1,548 1,528 1,516
1,209 1,215 1,266 1,280 1,262 1,236 1,232 1,222 1,220
260 261 267 266 252 244 243 235 227
59 63 69 71 71 70 73 71 69
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Trucks
Real Estate
Auto


Assets under Custody
R$ billion
1,654 1,775 1,803 1,855 1,590 1,718 1,768 1,949 1,977
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21

Operating Expenses

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Personnel Expenses					
Structural	**4,044**	**4,159**	**4,289**	**(2.8)**	**(5.7)**
Payroll/Social Charges	2,896	2,981	3,074	(2.9)	(5.8)
Benefits	1,148	1,178	1,215	(2.5)	(5.5)
Non-Structural	**1,025**	**975**	**1,032**	**5.1**	**(0.7)**
Management and Employee Profit Sharing	809	756	778	7.0	4.0
Provision for Labor Claims	127	129	148	(1.6)	(14.2)
Training	15	27	34	(44.4)	(55.9)
Termination Costs	74	63	72	17.5	2.8
Total - Personnel Expenses	**5,069**	**5,134**	**5,321**	**(1.3)**	**(4.7)**
Administrative Expenses					
Outsourced Services	1,179	1,418	1,284	(16.9)	(8.2)
Depreciation and Amortization	828	836	799	(1.0)	3.6
Data Processing	645	680	511	(5.1)	26.2
Communication	381	362	404	5.2	(5.7)
Asset Maintenance	328	357	316	(8.1)	3.8
Rent	323	323	345	-	(6.4)
Financial System Services	243	284	273	(14.4)	(11.0)
Advertising and Marketing	203	398	291	(49.0)	(30.2)
Transportation	162	155	190	4.5	(14.7)
Security and Surveillance	152	151	185	0.7	(17.8)
Utilities (Water, Electricity and Gas)	93	91	112	2.2	(17.0)
Materials	25	42	40	(40.5)	(37.5)
Travel	9	8	53	12.5	(83.0)
Other	241	259	275	(6.9)	(12.4)
Total - Administrative Expenses	**4,812**	**5,364**	**5,078**	**(10.3)**	**(5.2)**
Total Expenses Administrative + Personnel	**9,881**	**10,498**	**10,399**	**(5.9)**	**(5.0)**
Other Operating Expenses Net of Revenue					
Expenses with Marketing of Cards	483	521	662	(7.3)	(27.0)
Civil and Tax Contingencies	79	366	67	(78.4)	17.9
Claims	106	129	93	(17.8)	14.0
Other (1)	655	(31)	536	-	22.2
Total - Operating Expenses Net of Revenue	**1,323**	**985**	**1,358**	**34.3**	**(2.6)**
Total Operating Expenses	**11,204**	**11,483**	**11,757**	**(2.4)**	**(4.7)**

(1) In the 4Q20, it considers the partial reversal of the additional expenses that were made in the Insurance Group, to the sum of R$632 million.

In the annual comparison (1Q21 vs. 1Q20), **the operating expenses presented a reduction of 4.7% (R$0.6 billion).**

- **Personnel Expenses** The fall of 4.7% in the annual comparison (1Q21 vs. 1Q20) and 1.3% in the quarterly comparative (1Q21 vs. 4Q20) is due to lower expenses in the structural portion, which was partially offset by higher variable expenses (profit sharing) and the costs of terminations, which were allocated in the non-structural portion. It is worth noting that the effect of the collective labor convention was 1.5% in 2020.

- **Administrative Expenses** The rigorous and continuous cost control, arising out of Management actions, continues reflecting on the performance of the administrative expenses, dropping in virtually all the lines, in all the comparative periods (-5.2% compared to 1Q20 and -10.3% on a quarterly comparison). It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 6.1% and 31.1%, respectively.

  We also highlight the significant increase of our business units. These Banking Service Points (PAs) are exclusively dedicated to the relationship, financial consulting and offer of products and services to clients, with a lighter structure compared to that of a branch, which enables us to reduce our cost of serving.

Branches and PAEs/PAs



Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
4,594
4,581
4,567
4,478
4,400
4,167
3,795
3,395
3,312
4,761
4,783
4,775
4,871
4,922
4,901
4,813
4,737
4,709
4,761
4,783
4,775
57 4,928
66 4,988
276 5,177
571 5,384
708 5,445
766 5,475
Branches
PAEs and PAs
Business Units

- **Other Operating Expenses, Net of Income** The increase in the quarter is a reflection of the reversion in the 4Q20 of part of the additional provision made during the year 2020 in the Insurance Group, to the sum of R$632 million, offset by lower costs with civil and tax contingencies.

Information	Net Income	ROAE	Revenues
1Q21	1,629 +27.7% in the quarter +40.6% in 12 months	19.6%	19,529 +7.5% in the quarter +3.0% in 12 months

Consolidated Statement of Income and Selected Property Data

R$ million	1Q21	4Q20	1Q20	Variation % 1Q21 x 4Q20	Variation % 1Q21 x 1Q20
Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income[1]	11,594	10,544	11,400	10.0	1.7
Retained Claims	(7,908)	(7,824)	(7,139)	1.1	10.8
Capitalization Bond Draws and Redemptions	(1,194)	(1,065)	(1,302)	12.1	(8.3)
Selling Expenses	(772)	(818)	(775)	(5.6)	(0.4)
Financial Results	1,417	1,443	747	(1.8)	89.7
Income from Insurance, Pension Plans and Capitalization Bonds	**3,137**	**2,281**	**2,931**	**37.5**	**7.0**
Fee and Commission Income	442	461	475	(4.2)	(7.0)
Personnel Expenses	(410)	(347)	(399)	18.1	2.7
Other Administrative Expenses	(328)	(352)	(364)	(6.7)	(9.9)
Others [1]	(167)	144	(676)	-	(75.3)
Operating Income	**2,674**	**2,188**	**1,967**	**22.2**	**35.9**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,045)	(912)	(809)	14.6	29.2
Recurring Net Income	**1,629**	**1,276**	**1,158**	**27.7**	**40.6**
Selected Asset Data					
Total Assets	338,255	339,480	318,862	(0.4)	6.1
Securities	318,003	319,711	298,754	(0.5)	6.4
Technical Provisions	285,163	284,606	272,257	0.2	4.7
Shareholder's Equity [2]	36,119	37,792	35,946	(4.4)	0.5

(1) During 2020, additional provisions were made in the sum of R$1,259 million, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In the 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of long-term technical provisions in the Bradesco Saúde, in the same amount, without any effect on the net income; and (2) In March 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$21,379 million.

Net Income and ROAE


%
R$ million
23.4
23.7
24.1
24.2
13.4
15.5
14.9
14.3
19.6
1,814
934
398
340
142
1,833
830
514
326
163
1,885
910
549
271
155
1,919
1,029
465
269
156
1,158
811
40
182
125
1,361
583
341
359
78
1,325
639
349
232
105
1,276
642
241
301
92
1,629
627
580
314
108
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The net income performance in the comparison to the 1Q20 is largely justified by the improvement in the financial income, especially in the positions of variable income, multimarket trading and in our positions in securities pegged to the IPCA. This performance was partially offset by the increase in the claims ratio, which was affected by the frequency of the events related to Covid-19, by the resumption of the elective procedures and indemnifiable events due to the easing measures related to social distancing.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenue and Administrative Efficiency Ratio


%
R$ million
4.0
4.2
4.3
4.0
4.0
4.3
3.7
3.8
3.8
18,062
18,822
19,746
21,038
18,966
16,466
20,144
18,161
19,529
8,685
8,920
9,661
10,845
9,062
7,148
10,068
8,118
9,194
1,313
1,535
1,550
1,422
1,298
1,242
1,485
1,436
1,384
6,586
6,725
6,901
7,117
7,146
6,871
7,181
7,426
7,612
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,826
3,594
3,473
3,900
2,931
3,778
3,131
2,281
3,137
1,335
1,529
1,439
1,553
747
831
1,009
1,443
1,417
2,491
2,065
2,034
2,347
2,184
2,947
2,122
838
1,720
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Operating Income
Financial Result

In the comparison to the 1Q20, the performance of the operating income reflects the increase in the claims ratio, which was driven by the frequency of the events related to Covid-19, by the resumption of the elective procedures, due to easing measures related to social distancing, offset by the billing increase. It is worth noting that in the 4Q20 there was the constitution of R$632 million of long-term technical provisions, impacting the operating income.

Regarding the financial income, the evolution is justified by the behavior of the economic-financial ratios (especially IPCA and IGP-M), which impacted the performance of the financial applications, in addition to the performance in variable income and multimarket trading.

Technical Provisions

The technical provisions of the Insurance Group totaled R$285.1 billion in March 2021, representing an increase of 4.7% in relation to March 2020 and 0.2% regarding the previous quarter. This mainly reflects the higher provisions in the "Life and Pension" and "Health" lines.


Technical Provisions
R$ million
261,106 265,241 269,675 274,765 272,257 274,861 279,186 284,606 285,163
236,888 240,388 244,312 249,240 246,298 250,168 253,240 257,746 257,899
10,378 10,756 11,014 11,132 11,727 11,325 12,390 13,638 14,026
8,336 8,538 8,699 8,838 8,854 8,755 8,815 8,571 8,504
4,567 4,665 4,791 4,753 4,541 4,391 4,531 4,650 4,734
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Total Reserves
Health
Auto/P&C
Pension Plans and Life / VGBL
Capitalization Bonds

Performance Ratios

The performance of the 12-month combined ratio mainly reflects the increase in the claims ratio, which was impacted by the frequency of the events related to Covid-19 and the resumption of the elective procedures due to the easing measures related to social distancing.

In relation to the 4Q20, the improvement of 6.0 p.p. in the claims ratio reflects the effect of the establishment of long-term technical provisions in Bradesco Saúde in the previous quarter.

The total expense ratio reached 7.6%, showing an improvement of 1.0 p.p. in comparison to the previous quarter and 0.4 p.p. in comparison to the same period of the previous year


Combined Ratio
%
98.4 98.0 99.1 98.2 95.4 92.0 96.7 108.9 97.8
92.6 95.5 97.1 95.3 96.9 82.0 95.6 100.0 94.9
80.3 84.5 84.4 84.2 83.6 74.5 86.0 95.5 88.0
50.4 55.7 54.6 56.1 53.5 61.8 66.8 67.4 70.4
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Health
Auto/P&C
Life
Total


Claims Ratio
%
81.1 86.7 87.9 86.1 84.2 70.0 84.6 97.4 87.2
68.5 72.5 74.2 74.2 72.9 62.4 74.7 83.7 77.7
59.2 59.2 58.8 59.3 57.9 49.3 56.3 58.1 58.4
33.3 29.5 34.8 33.9 31.8 39.0 45.8 44.8 50.0
25.3 28.5 30.3 31.1 29.7 33.3 32.3 41.1 31.3
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Life/AP
Auto/Optional Third-Party Liability
Health
Property & Casualty
Total


Expense Ratio
%
21.3 21.0 21.3 20.8 20.4 22.5 19.7 20.8 23.5
17.1 17.6 18.0 20.3 20.0 18.0 18.3 17.8 17.0
16.7 17.2 16.8 17.1 16.7 17.7 17.0 16.7 16.4
8.2 8.3 8.2 8.3 8.0 8.5 7.8 8.6 7.6
4.6 4.6 4.5 4.8 4.4 5.1 4.5 5.5 4.5
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Life and Pension Plans

R$ million


934 830 910 1,029 811 583 639 642 627
8,685 8,920 9,661 10,845 9,062 7,148 10,068 8,118 9,194
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In relation to the 1Q20, net income was influenced by the increase in the claims ratio in the "Life" line, impacted by the increase in indemnifiable events associated with Covid-19 and by the drop in financial income due to the behavior of the economic-financial index, especially the IGPM, which impacted the performance of the financial applications and the updating of technical provisions. In addition, there was a reduction of the fees and commission income, which was offset by the increase in revenues and the improvement in administrative expenses.

In comparison with the 4Q20, the decrease of net income was driven by the increase of the claims ratio, the decrease in financial income and the drop in fee and commission income, offset by the increase in revenues.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans


In thousand
Number of Life and Personal Accidents Policyholders
34,157 33,138 32,203 33,149 33,117 32,377 32,022 31,876 31,512
Mar19 June Sept Dec Mar20 June Sept Dec Mar21


In thousand
Number of Pension and VGBL Participants
2,961 2,947 2,942 2,937 2,912 2,893 2,882 2,873 2,867
Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Health

R$ million


340 326 271 269 182 359 232 301 314
6,151 6,263 6,451 6,662 6,693 6,425 6,753 6,986 7,162
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

The net income growth in the 1Q21, in comparison with the 1Q20, especially reflects the increase in revenues and the improvement in financial income due to the behavior of the economic-financial index. This net income growth was partially offset by the increase in the claims ratio, which was a reflection of the increase in the frequency of the events related to Covid-19, which required hospital medical assistance, and the gradual resumption of elective procedures due to the greater easing measures related to social distancing.

In comparison to the 4Q20, the improvement of the net income was driven by the increase in revenues and the improvement in the claims ratio, impacted by the effect of constitution of long-term technical provisions. Such improvement was offset by the reduction of the financial income.

Number of Bradesco Saúde and Mediservice Policyholders

In thousand


3,579 3,586 3,609 3,666 3,643 3,622 3,664 3,658 3,678
141 139 136 134 132 130 128 127 125
3,438 3,447 3,473 3,532 3,511 3,492 3,536 3,531 3,553
Mar19 June Sept Dec Mar20 June Sept Dec Mar21
Company Health Plans
Individual Health Plans

bradesco

Capitalization Bonds


R$ million
142
163
155
156
125
78
105
92
108
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Capitalization Bond Income
Net Income

In comparison with the 1Q20, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income, due to the behavior of the economic-financial index, which impacted the performance of the financial applications and the updating of technical provisions. Such reduction was offset by the improvement in the administrative efficiency ratio.

In comparison to the 4Q20, the improvement of the net income was boosted by higher revenues and improvement in the administrative efficiency ratio, being offset by a reduction of the financial income.

We also highlight that we have maintained our leadership in this market, with a Market Share of 23.1% (SUSEP – February 2021).


In thousand
Number of Active Capitalization Bonds
2,751
2,711
2,733
2,736
2,733
2,633
2,565
2,506
2,350
23,034
22,712
23,105
22,220
21,574
19,706
28,721
23,533
27,986
7,253
7,301
7,387
7,477
7,465
7,231
7,161
7,016
6,914
15,781
15,411
15,718
14,743
14,109
12,475
21,560
16,517
21,072
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Active Drawing Right Assignment
Active Capitalization Bonds
Customers (Active Bonds)

Auto and Property & Casualty


R$ million
95
103
84
94
114
82
62
41
76
1,273
1,512
1,531
1,398
1,290
1,239
1,484
1,436
1,384
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
1Q21
Net Written Premiums
Net Income

In relation to the 1Q20, the net income decrease reflects the increase in the claims ratio and the lower financial income, due to the behavior of the economic-financial index, offset by the growth in revenues and improvement of the administrative efficiency ratio.

In the comparison with the 4Q20, the net income was impacted by the improvement in the claims ratio, especially in the property/casualty insurance line, a reflection of climatic events in the Midwest, South and Southeast regions of Brazil that occurred in the 4Q20; and impacted by the improvement of the administrative efficiency ratio. Such impact was partially offset by the decrease in revenues and the drop of the financial income.


Number of Policyholders
In thousand
2,995
2,811
2,825
3,007
2,994
2,818
2,745
2,660
2,696
1,489
1,280
1,263
1,432
1,422
1,302
1,226
1,106
1,118
1,506
1,531
1,562
1,575
1,572
1,516
1,519
1,554
1,578
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
Auto/Optional Third-Party Liability
P&C

Despite the worsening of the Covid-19 pandemic in the country, the insurance market gave signs of resilience and recovery at the beginning of 2021, driven, largely, by its rapid and efficient adaptation to the challenges that are being imposed by the adverse economic scenario since March 2020.

In this context, the Insurance Group showed a positive performance in the first three months of 2021. The net income reached R$1.6 billion, registering a growth of 40.6% in comparison to the same period of 2020, favored by the increase of 89.7% of the financial income and a reduction of 9.9% of the administrative expenses. The income from insurance, pension plans and capitalization bonds was of R$3.1 billion, registering an expansion of 7.0% compared to the 1Q20 (37.5% in the 4Q20). It is also worth mentioning the expressive increase of 6.2 p.p. in the ROAE, which rose from 13.4% to 19.6% in comparison to the same period of 2020.

In relation to performance indicators, the rate for administrative efficiency deserves highlighting, which stood at 3.8% in the 1Q21, an improvement of 0.2 p.p. compared to the 1Q20. The claims ratio reached 77.7%, which represented an increase of 4.8 p.p. in comparison with the same period of the previous year, reflecting a gradual resumption of the elective procedures and events related to Covid-19, due to greater easing measures related to social distancing.

Since the beginning of the pandemic, the Insurance Group has been putting in the effort to expand and improve the risk coverage, to streamline the purchase of products and enable new marketing channels with the aim of offering its clients an even more complete and efficient protection in this moment of greatest need.

For such, it has invested more and more in its process of digital transformation, expanding and improving the distribution channels in this modality. In the 1Q21, the sales made through these channels grew by 73% compared with the 1Q20, reaching approximately R$340 million, with an increase of 31% in the number of items distributed. The sale by the Mobile channel grew 96%, while those performed via Internet Banking evolved 74%.

The Bradesco Seguros Apps already register 7.1 million downloads. In addition, 92% of Health reimbursements and 79% of claims inspections of Auto insurance were completed by digital processing, and 90% of Private Pension plans sales were digitally signed through the Bradesco App, Internet Banking and biometrics. Completing one year of operation in March 2021, the hotsite created by Bradesco Saúde and Mediservice with emphasis on self-protection and essential care on Covid-19 surpassed the mark of 1.5 million views. Information on medical advice by phone is available, among others; PCR tests, serology and list of laboratories; and clinical data that make up the support network for primary care.

Since its launch in July 2020, the Digital Health App for remote medical assistance recorded about 220 thousand appointments.

Also in March 2021, the program of Psychological Acceptance of Bradesco Saúde, which offers its beneficiaries support focused on emotional health, considering the consequences from social distancing resulting from the pandemic, completed one year. In total, the program has served more than 235 thousand people, linked to approximately 30 companies participating in the initiative.

In addition, the first unit of the network of clinics Meu Doutor Novamed was inaugurated in the region of Belo Horizonte (MG), with a focus on primary care, offering, among other services, basic and specialized medical appointments, outpatient surgical procedures and laboratory and imaging tests. The network has registered 54 thousand appointments in the 1Q21, having as a differential, appointments whenever required due to suspected cases of the Covid-19. In total, the 20 units in operation in the country performed more than 4 thousand non-scheduled appointments, which represented 7.4% of the total number of appointments in the period. Only 0.3% of the cases had to be sent to hospitals for acute treatments.

In the segment of Pension Plans, Bradesco Vida e Previdência developed new options for products in the grid of individual and corporate plans, with emphasis on the launch of investment funds in ESG (Environmental, Social and Governance) Pension, formed by companies with a high level of environmental, social responsibility and corporate governance commitment. Administered by Bradesco Asset Management (BRAM), the new products will reinforce the commitment of the company with best practices related to the environment, social inclusion and corporate transparency.

In Life Insurance, Bradesco Vida e Previdência deployed the model of subscription by phone, which allows remote purchase of products by means of online interviews, making the whole process more agile, secure, and convenient for the client.

Now in Auto Insurance and P&C, Bradesco Auto/RE offered in March, in honor of the month of women, special conditions to the female audience in hiring or renewing the contract of products from the automotive and residential segments. The company has also deployed a new segmentation for the Empresarial (Corporate) products focused on covers even more adherent to the varied formats of business, and Residential, customizing the protection in accordance with the life style and housing of each consumer, for example the unprecedented coverage for the commercial activity at home, considering the growing practice of home office.

Main non-recurring events that affected the net income in the periods:

R$ million	1Q21	4Q20	1Q20
Recurring Net Income	**6,515**	**6,801**	**3,753**
Non-Recurring Events	**(362)**	**(1,337)**	**(371)**
- Impairment of Non-Financial Assets [1]	-	(574)	-
- Goodwill Amortization (Gross)	(356)	(354)	(371)
- Contingent Liabilities [2]	-	(353)	-
- Provision for Restructuring [3]	-	(57)	-
- Other	(6)	-	-
Book Net Income	**6,153**	**5,464**	**3,382**

(1) It includes impairment of goodwill, intangible assets and systems/hardware;

(2) Composed by civil provisions; and

(3) Related, mainly, to the restructuring in the branch network.

Basel Ratio

Our tier I capital ratio showed an increase of 2.2 p.p. in relation to March 2020, as a result of greater internal generation of capital (net income) observed in the 1Q21, in comparison to the same period of the previous year. It is worth noting that the ratio is above the regulatory limits, remaining at a very comfortable level.

In March 2021, the growth of our loan portfolio resulted in an increase of risk weighted assets (RWA), which, together with the mark to market of our securities available for sale, resulted in a reduction in our Tier I capital ratio. These impacts were partially offset by our internal generation of capital (net income after JCP) and by the reduction of the prudential adjustments in the period.


%
18.1
14.4
13.0
3.7
Mar19
18.6
15.0
13.7
3.6
June
18.1
14.7
13.4
3.4
Sept
16.5
13.3
12.0
3.2
Dec
13.9
11.4
10.3
2.5
Mar20
15.0
12.5
11.5
2.5
June
15.1
12.9
11.8
2.2
Sept
15.8
13.8
12.7
2.0
Dec
15.4
13.6
12.6
1.8
Mar21
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital


Changes in the Tier I Ratio in the quarter
%
13.8
1.1
12.7
Dec20
0.7
Net Income 1Q21
(0.4)
MTM of Securities - Equity Valuation Adjustments
0.2
Effects of Prudential Adjustments
(0.4)
Weighted Assets
(0.2)
Interest on Shareholders' Equity
13.6
1.0
12.6
Mar21
Limits 2021 (1)
8.25% Tier 1
6.75% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15. It is noteworthy that, as of April 1, 2021, the minimum required capital shall be 8.625% for tier I capital and 7.125% for the common equity, according to Resolution No. 4,783/20.

Main Economic Indicators

	1Q21	4Q20	1Q20
Main Indicators (%)			
Interbank Deposit Certificate (CDI)	0.49	0.47	1.01
Ibovespa	(2.00)	25.81	(36.86)
USD – Commercial Rate	9.63	(7.87)	28.98
General Market Price Index (IGP-M)	8.27	7.64	1.68
Extended Consumer Price Index (IPCA)	2.05	3.13	0.53
Business Days (#)	61	63	62
Calendar Days (#)	90	92	91
Indicators (Closing Rate)			
USD – Commercial Rate (R$)	5.6973	5.1967	5.1987
CDS 5 years (Points)	225	143	276
Selic - Base Interest Rate (% p.a.)	2.75	2.00	3.75
BM&F Fixed Rate (% p.a.)	5.08	2.83	3.33

Guidance 2021	Disclosed	Realized 1Q21
Expanded Loan Portfolio	9% to 13%	7.6%
Client Portion	2% to 6%	2.0%
Fee and Commission Income	1% to 5%	-2.6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	-4.7%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	2% to 6%	7.0%
Expanded ALL - R$ billion	R$ 14.0 to R$ 17.0	R$ 3.9

Bradesco Forecast

%	2021	2022
USD - Commercial Rate (year-end) - R$	5.60	5.60
Extended Consumer Price Index (IPCA)	5.22	3.50
General Market Price Index (IGP-M)	14.91	4.10
Selic (year-end)	5.25	6.25
Gross Domestic Product (PIB)	3.30	2.00

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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Additional Information

The client empowered by permanent digital connectivity, with a plethora of options and the availability of getting what they want, in the environment and at the moment they want it**, is at the center of our attention and our activities.** Aligned to this significant shift of power from our clients, we are always attentive and seeking to be part of their achievements, exploring and sharing their specific needs and strategic goals in order to achieve their realization.

In this sense, we seek to ensure that the client is the focus of all the activities of the Organization, ensuring to them a differentiated experience, which begins with a conviction and a collective purpose to meet their expectations, from beginning to end.

Our decisions are always based on actions to delight clients, with structured proposals and solutions aligned to their profiles and needs, which depict our intention to continue deserving their confidence to maintain a relationship of commercial partnership that is healthy and lasting.

Our way of interacting and providing services to clients, increasingly organized and interconnected through social media and digitization, is being perfected in a permanent way, with a focus on technological innovations and processes that decisively contribute to meet their interests and needs, because they are the raison d'être of the Bradesco Organization.

The professionals who work here know how to conduct the user and customer relationship in a technical manner, and they seek, in a transparent and secure manner, the convergence of interests between the related parties, always being customer-centric.

Because the client is at the center of our attention, we undertake efforts with structured actions to improve knowledge by means of digital solutions that cover all the possibilities of service. Also, we have sought alternatives so that the client can enjoy pleasant and agile moments in their interactions with the Bank, having the Products and Services at their disposal to choose the one that best suits their profile and moment of life.

By the way we act and use digital solutions, we want to be simple, agile, objective, modern and secure in the implementations that aim to offer progressively more comfort, convenience and security to clients in their decision-making. In this way, we seek to consolidate an experienced, safe, modern, agile and even more convenient bank reference to the client.

The acculturation and the continuous improvement of efficiency are other leading factors that maximize value from the perspective of the client. We do it through the improvement of essential skills of our professionals and the development of projects aimed at increasing the use of digital channels, with less cost and maintaining the standard of safety and quality desired.

All strategic changes in the organizational context aimed at improving the customer relationship will always be guided by the principles of ethics, transparency and respect.

In the context of this new digital era and empowerment of our clients, understanding their potential needs and seeking solutions that are appropriate to their profile are essential factors to ensure their loyalty to the Bradesco Organization.

Initiatives

In line with the corporate strategies for customer relations, and in line with the actions and definitions of the Senior Management, we will continue the initiatives focused on the customer-centric program in 2021, with the following relevant actions highlighted in the last quarter:

- We have implemented the position of Chief Customer Officer (CCO) to ensure that the customer satisfaction policy is effective in the organization.
- We created the Bradesco Experience, an area responsible for developing and implementing strategies and journeys together with the business and technology areas that promote the best experience for all our current and potential clients, at all points of interaction.
- For a broad understanding of clients' needs and satisfaction levels, we have expanded the use of the NPS System, consolidating a culture of constant client listening as a fundamental pillar of the Organization's strategic plan. With the survey's subsidies, we are able to act strategically to improve the customer experience in a continuous and scalable way.

CUSTOMER EXPERIENCE

With the creation of Bradesco Experience, we have structured the area of Customer Experience, responsible for promoting the best experience to all our clients, current and potential, irrespective of the channel of interaction. It is a strategy that puts the client at the center of decisions for the creation of intuitive and customized journeys, with the use of data intelligence and an omnichannel vision. In addition, we have a compromise aimed at bringing people together, making life simpler and easier, and doing banking operations by means of a sign or a click. So, progressively more, we prepare our physical and digital channels to meet the diversity and needs of our clients.

DIGITAL TRANSFORMATION

To continue delivering the best customer experience, we are in a continuous movement of digital transformation – which has **three fundamental pillars**.

The first focuses on our **people**. In teams, we have created a culture in which the judgments are always based on data – the idea is to turn it into a habit. Also, most of our employees are already working on an agile model, with multidisciplinary teams and guided to the client journey. And the most important thing: we are following the philosophy history of the Organization to enhance and promote the diversity between our teams.

In addition, we constantly invest in **technology** to modernize our systems and platforms. The first great example is BIA, which improves every day and is facilitating the transition of our clients to the digital world, including WhatsApp. Now with the Brain and CRM 2.0 projects, we have evolved in the construction of digital journeys with the omnichannel vision, supported by modern platforms of decision and communication in real time.

Finally, as a result of our investments in people and technology, we leverage improvements to our clients by means of the pillar of **business** – starting by contextualized offers, as is the case of Credit on PIX for those who do not have available balance in the account to finalize the transaction. We also digitized our human services, by a RM (Relationship Manager) of Retail, a branch manager or a partner correspondent. Another aspect is the rapid evolution in partnerships, adding services and third-party products in our Bradesco value proposition. This is the case of partnerships with Disney+ and with OLX, which will be accelerated this year with the Open Banking.


PEOPLE
BUSINESS
DATA-DRIVEN CULTURE
AGILE TEAMS
DIVERSITY
BIA
Beyond the threshold of the App
DIGITAL OMNICHANNEL JOURNEYS
CONTEXTUALIZED OFFERS
DIGITAL EVOLUTION OF CUSTOMER SERVICE
PARTNERSHIPS AND NEW BUSINESS MODELS
MODERN AND SCALABLE ARCHITECTURE
DECISION AND COMMUNICATION PLATFORMS IN REAL TIME
BRAIN, CRM 2.0
TECHNOLOGY

Mobile and Internet | Individuals + Companies

The process of Mobile digitalization and engagement had already been growing strongly in recent years. The pandemic has pressured people and companies to challenge traditional models and their own speed of transformation – and it was not different in Bradesco; fortunately, our bases were prepared. We offer, anywhere and at any time, various products, services and a customer service through Digital Channels, offering mobility, autonomy and security to our clients. In 1Q21, 98% of the transactions were made through Digital Channels, with an emphasis on Mobile and Internet, which accounted for 91% or 5.2 billion transactions of this total, with a growth of 17% compared to 1Q20. In addition, we reached the record for the opening of accounts by Mobile in March 2021.


Mobile Users
In millions
14.6
17.3
20.9
Mar19
Mar20
Mar21
Mobile + Internet Users
In millions
17.2
18.9
21.9
Mar19
Mar20
Mar21
Mobile Transactions
In millions
2,907
3,127
3,938
1Q19
1Q20
1Q21
Cash Transactions
In millions
61.6
48.1
8.7
1Q19
1Q20
1Q21
Mobile Transactions + Internet
In millions
4,286
4,489
5,248
1Q19
1Q20
1Q21
Opening of Accounts by Mobile
In thousands
38.5
136.1
346.3
1Q19
1Q20
1Q21

BIA | Bradesco Artificial Intelligence


In Interactions
In millions
27.6
87.3
130.7
1Q19
1Q20
1Q21

802 million since the implementation

38.6 million

interactions on **WhatsApp** in the 1Q21

272 million since the implementation

BIA, our **artificial intelligence**, is constantly evolving and improving its **communication skills** in order to offer an **experience** that is even **more pleasant, intelligent and intuitive**. Bradesco is the **pioneer bank** in **artificial intelligence**, assisting clients and employees.

- Operating with **92 products and services** with high accuracy in responses

- **Multi-Platform**: Bradesco app, Fone Fácil (Electronic Service), WhatsApp, Google Assistant, Amazon, Alexa and Apple Business Chat

- On Fone Fácil (Easy Phone), it **meets 100% of requests made on the first call**

- Inspired by the movement "Hey, update my voice", of UNESCO, we changed **BIA**'s answers so that it can **react fairly and firmly against harassment**

next began the year 2021 with important strategic actions, conquering the mark of **4.4 million clients** at the end of the **1Q21** and more than **267 million** transactions were carried out, a volume **244%** higher than in the same period in the previous year. This is one of our main indicators, because it demonstrates the increasing engagement of clients.

Launches

Cloud next – The migration to the cloud system boosts innovation inside the bank, freeing up access to various features and allowing clients to test new solutions in a fast and secure way.

e-Sports – There were several actions and partnerships made in the market of games and e-Sports – a public that also has great potential for next.

Payments Terms – **Important features requested by clients**, such as: requests for an increase of credit via App, everything analyzed on the spot, and also payments by digital invoice and anticipation of payments of invoices.

Accounts


4.4 million
92%
2.3 million
Mar20
Mar21

Client Profile

77% of account openings were not Bradesco accounts

71% Between 18-34 years old

4.8% Churn


Amount of Transactions & Business
In Millions
78
114
145
188
267
1Q20
2Q20
3Q20
4Q20
1Q21

1Q20 vs. 1Q21

(Evolution in the Number of Transactions)

157% Payments

164% Top-ups

352% Wire Transfers / Pix



4.7 *Rating* App Store

4.0 *Rating* Play Store

Cost of Serving

It is worth noting that we showed a **40%** decrease in the cost of serving per client compared to the 1Q20 – this showcases the efficiency gains in our operation as we grow our client base.


Cost of Serving
Base 100
100
85
73
70
60
1Q20
2Q20
3Q20
4Q20
1Q21

Customer relationship: In the quarter, we carried over **2.2 million** interactions via chat, of which **70%** were addressed through next BIA (artificial intelligence), which optimized the time and increased efficiency. In addition, we provide services 24/7 available on social media.

Integration with Ágora: In the 1Q21, next clients accounted, on average, for 35% of the new registrations with the Broker.

Mimos platform: The next gratuities' platform (*Mimos*) closed the quarter with more than **270** brands and more than **880** offers.

ÁGORA INVESTIMENTOS

Ágora is an open and independent investment platform that offers its own products and of third parties to all types of investors (individuals and companies), account holders or non-account holders of Bradesco. Through the Ágora App or the agorainvestimentos.com.br website, it is possible to register digitally and online and invest by means of advanced, agile and secure trading platforms. In addition, the Ágora client has exclusive content and information updated daily that assists in the decision-making process amid a complete grid with more than 800 options of investments, also counting on a curatorship in the selection of the best investment products on the market.


R$ billion
Variation Mar20 x Mar21
52.0%
55.1%
416.2
449.5
490.0
547.7
632.6
40.8
50.6
51.4
62.4
63.3
Mar20
June20
Sept20
Dec20
Mar21
Assets under Custody
Number of Clients (In thousands)

Throughout the first quarter of 2021, the expansion of the client base was one of the highlights of Ágora, totaling 632.6 thousand clients in March, an increase of 52% compared to the same period of the last year. The total amount in assets under custody reached R$63.3 billion, a growth of 55% compared to March 2020, consolidating its position as the third largest broker in the country.

Partnerships – Ágora continues as the official investment house of next for its more than 4 million clients. The partnership with Grupo Estado, a multiplatform project with emphasis on the E-Investidor news portal, which offers high quality content independently, impacting all channels of the group (which covers more than 31 million users), has been growing and surpassing more than 3 million monthly page views.

Full and digital experience with exclusive products and services for the client to invest in at any time


Full product range available
24h
to invest via website or App
+200 Investment Funds
+70 renowned market managers
Shares, options, forwards, futures markets, ETFs, BDRs and REFs
Public Offerings
+400 Fixed Income Options
Bank and secondary market
Exclusive COEs (Structured Transaction Certificates)
Public Securities
Private Pension

- Specialized advice and personalized allocation for all profiles of investors.
- Profitability of the portfolio (individual and integrated vision of the evolution of their investments with the fair value).
- Content to assist in the decision-making process: daily and special live streams, videos, podcasts and exclusive reports.
- Team of renowned analysts in the market covering more than 120 companies listed on the stock exchange.
- Strategies from transactions with derivatives.
- Ágora Scan: artificial intelligence that suggests a list of products that are suited for the investor, in accordance with their profile and their goals and what other investors in the same profile are seeking.
- The only investment house to have its share portfolios (Aggressive, Top 10, Dividends, Small Caps and Top Green) followed and measured by rating agency Standard & Poor's. It also has mirror funds of these portfolios with the possibility of investments starting at R$1.00.
- One of the lowest brokerage fees in the market among institutions that offer free content and advice.
- No additional transaction or custody fees from Ágora (only B3 costs are conveyed).

Differentials most noted by clients

Solidity	**Relationship**	**Content**	**Open Platform**
Security	**Expertise**	**Modernity**	**Trustees**

Bitz, the startup launched in 2020 – Is the digital wallet of Bradesco, and it is growing more than expected, with an average of 10 thousand downloads per day. The marketing campaigns and promotions held in the first quarter, like Carnabitz, have been effective in the increase of the client base.
Bitz is gradually becoming a new port of entry to the Bradesco ecosystem for those who need basic functions of banking services at a fairly low cost, where clients can transact in fully digital form. In the quarter, the national expansion began through the Bradesco Expresso channel that has started offering the payment account in more than 22 thousand banking correspondents. The presence of the network of correspondents in many municipalities makes it a distribution channel of much affinity with the target audience of Bitz, as well as a differential between the competitors in the category. Bitz is a digital wallet that has a free payment account in which the balance yields 100% of the CDI. Bitz counts on features such as: payment and receipt directly from the cell phone, free TEDs, payment of bills, bank payment slips and top ups for cell phones, a free debit card to pay in any payment machine and a virtual card to make purchases on the internet, in addition to food, delivery, series, movies and music Apps that depend on a card number to operate. Bitz is available in the iOS and Android stores.
Partnerships – Bitz has sealed partnerships with Veloe and Livelo in March 2021, enabling clients of these companies to gain a differentiated benefit by downloading the App, thus reaching new client bases.
On March 31, 2021, Bitz registered more than 850 thousand downloads and about 600 thousand accounts have been created since its deployment.

BAC Florida Bank is now Bradesco BAC Florida Bank: a new international bank experience. We rebranded BAC Florida and its subsidiaries and from this merger emerged Bradesco BAC Florida Bank, Bradesco BAC Florida Investments and Bradesco Global Advisors, which, together, provide a one-stop platform of banking products and services and investments, expanding the possibilities and opportunities of our clients, both in Brazil and in the United States.

In November 2020, Bradesco started offering Pix, an innovative payment method created by the Central Bank of Brazil, which allows payments, transfers and receipts at any time of the day, every day of the year, even on weekends and holidays, crediting the beneficiary's account in a few seconds. Pix can be performed from a current account, a savings account or a payment account. The transactions are carried out by informing only the Pix key registered (CPF/CNPJ, mobile, e-mail or random key) or scanning the QR Code for payment. Everything happens online, through digital channels. We were the first bank to add a loan offer linked to the Pix journey, where the offer is contextualized.
Bradesco launched in the first quarter of 2021 the purchase completely online via digital channels (*Net Empresa* and Mobile PJ) of the immediate QR Code to the teller machines (TEF), POS and E-commerce for all corporate clients. At the end of March 2021, we reached a total of 22 million keys registered.
Bradesco reaffirms its commitment to innovate and encourage the market of payments. The product is evolutionary and in the coming months we will make more innovative deliveries.

Sustainability Award
Silver Class 2021
S&P Global

In February 2021, we were the only Brazilian bank recognized in the Silver category of the Sustainability Yearbook of S&P Global. This is the third consecutive year in which we are ranked among the 5% with the best assessment in environmental, social and governance (ESG) aspects in the banking segment.

Open Banking – The Open Banking, or Open Financial System, is the standardized sharing of data about products, financial information, and services by institutions authorized by the Central Bank of Brazil. From the beginning of phase 2, scheduled for July 15, 2021, the client may give their consent to share their registration data and information of bank accounts (deposit, savings and payment), credit card, and loan operations. This scenario brings a great opportunity to reinforce our maturity in security, management and control of risks and portfolio of products and services.
Here at Bradesco, we understand that Open Banking will intensify the competition, but will also generate numerous opportunities. Progressively more, the banks need to improve customer relationship and gain efficiency; because, with Open Banking, part of this relationship happens outside the banking environment, whether on a platform of a partner correspondent or in a marketplace. In other words, the ecosystem of platforms facilitates the integration of banking and non-banking services, which provides a more fluid experience to clients. A practical example: the client is searching for a property with the use of the OLX platform and already begins their real estate financing on the OLX channel, without needing to make a parallel journey in the Bradesco channels. Another example that already happens today is the hiring of the Disney+ streaming service, with differentiated terms, in the Bradesco channels. In addition to Disney+, we also created, in partnership, the NextJoy account. Aimed at children and teenagers, the account stimulates financial education by means of missions with rewards, mimes and programmed monthly allowance with all the enchantment brought by the characters and the experience of Disney.

We are a Bank present throughout Brazil and operating in strategic locations abroad. With a wide and constantly updated Service Network, we provide a modern structure and offer practical services in all segments we operate. At the end of the quarter, our Network was comprised of 82,203 points.

Bradesco Varejo - Bradesco Varejo service network comprises 2,966 branches, 3,893 service points, 816 electronic service points and 766 business units, in addition to 40,920 Bradesco Expresso (banking correspondent) units, structures dedicated to conducting business and for customer relationship, with the offer of a broad portfolio of products and services.

In addition, we offer Digital Channels and thousands of self-service machines, providing full autonomy to clients to carry out banking transactions conveniently and securely.

Even in a challenging year like 2020, we continued advancing in the offer of products and services and through the implementation of digital journeys, we improved our customer (individuals and companies) experience, and strengthened the financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime - Bradesco Prime is the segment for high-income individuals that operates throughout Brazil. The client has access to the model of full relationship, with well sought solutions based on their profile and moment of life. Its mission is to be the first option bank of their clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to the professional and ethical standards.

The criteria to be a Prime client, among others, is to have an income of R$15 thousand per month or investments above R$150 thousand. The key differentiators in being a Prime client are: Relationship Manager, investment advice for the wealth management, Viva Prime Program (benefits and exclusive discounts in selected partners), complete portfolio of Credit Cards, credit lines with special rates, International Services, Digital channels to access Prime wherever you are, in addition to the unique Platform for clients with digital profile.

Bradesco Private Bank - Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving liquid and illiquid assets, the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated investments platform, locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, advisors, in addition to all of our business solutions including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg.

Bradesco Corporate - Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposal based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale has been investing in major changes in customer experience and in the journey of managers, which is already omnichannel and uses systems like SalesForce and Tableau. In 2020, we remodeled our functional structure, eliminating hierarchical levels and addressing the challenge of "span of control" – achieving this without losing sales reps, but gaining productivity and efficiency. We also eliminated two levels, highlighted by the end of regional managers in the Corporate segments, and we also merged the Institutional segment and the multinationals segment.

In addition to the four Corporate units, there are a number of divisions within these areas that observe concepts of size, sectorial and geographical aspects, among others. The four Corporate units are: Large Corporate, Corporate, Multi and Institutional, and Corporate One, which includes Middle Market.

In R$ million	Mar21	Dec20	Mar20	Variation Mar21 x Dec20	Variation Mar21 x Mar20
Structural Information - Units					
Customer Service Points	82,203	79,885	81,146	2,318	1,057
- Branches	3,312	3,395	4,400	(83)	(1,088)
- PAs	4,659	4,623	4,091	36	568
- PAEs	816	822	897	(6)	(81)
- Banco24Horas Network	15,332	15,250	14,279	82	1,053
- Bradesco Expresso (Correspondent Banks)	40,920	39,100	40,483	1,820	437
- Bradesco Financiamentos	17,089	16,620	16,924	469	165
- Losango	58	58	58	-	-
- Branches, Subsidiaries and Representation Office, Abroad	17	17	14	-	3
ATMs	54,071	54,522	56,634	(451)	(2,563)
- Onsite Network - Bradesco	30,424	30,694	33,326	(270)	(2,902)
- Banco24Horas Network	23,647	23,828	23,308	(181)	339
Employees	88,687	89,575	97,234	(888)	(8,547)
Outsourced Employees and Interns	13,490	13,477	14,589	13	(1,099)
Customers - In millions					
Total Customers (1)	70.7	70.2	70.0	0.5	0.7
Account Holders (2)	33.2	32.3	30.7	0.9	2.5
Savings Accounts	66.0	69.9	61.3	(3.9)	4.7
Insurance Group (1)	30.7	30.6	28.9	0.1	1.8
Policyholders	45.4	45.4	47.0	-	(1.6)
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.4	2.5	2.7	(0.1)	(0.3)
Bradesco Financiamentos	1.2	1.2	1.3	-	(0.1)

(1) It excludes overlap of clients; and (2) It includes salary account.

Main Products and Services in relation to the Market

%	Mar21	Dec20	Mar20
Bacen			
Bank			
Demand Deposits	N/A	10.8	10.3
Savings Deposits	N/A	13.0	13.1
Time Deposits	N/A	16.0	14.6
Loans	12.1(1)	12.1	12.2
Loans - Private Institutions	22.0(1)	22.0	22.9
Loans - Vehicles Individuals (CDC + Leasing)	13.2(1)	13.3	14.0
Payroll-Deductible Loans	16.1(1)	15.9	16.5
Social Security Institute (INSS)/Dataprev	20.6(1)	19.9	21.2
Private Sector	14.7(1)	14.8	16.4
Public Sector	13.3(1)	13.3	13.5
Real Estate Financing	9.0(1)	8.8	8.2
Consortia			
Real Estate	21.5(1)	21.2	25.4
Auto	31.1(1)	31.2	32.8
Trucks, Tractors and Agricultural Implements	18.3(1)	18.6	20.1
International Area			
Export Market	12.8	15.5	19.3
Import Market	9.6	14.6	17.5
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.9(1)	22.4	24.3
Technical provisions for insurance, pension plans and capitalization bonds	23.3(1)	23.3	24.2
Pension Plan Investment Portfolios (including VGBL)	24.2(1)	24.2	25.0
Anbima			
Investment Funds and Managed Portfolios	17.6	17.8	18.2
National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	32.0	32.1	32.0
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	21.9	24.7

(1) Reference date: Feb/21 and **N/A** – Not available.

Market Share of the Branches


1Q21
Bradesco
Market
Market Share
NORTH
230
1,063
21.6%
TOTAL
3,312
18,034
18.4%
NORTHEAST
720
3,064
23.5%
261
1,509
17.3%
CENTRAL-WEST
SOUTHEAST
1,632
9,014
18.1%
469
3,384
13.9%
SOUTH

Main Indicators

Price/Income Ratio [1]

It indicates the possible number of years in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


11.9
11.9
10.4
10.9
6.8
8.4
8.6
11.7
10.0
Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Price to Book Ratio

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


2.1
2.1
1.9
2.1
1.2
1.3
1.2
1.6
1.5
Mar19 June Sept Dec Mar20 June Sept Dec Mar21

Dividend Yield [2][3] – %

The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.


2.7
2.6
3.0
5.5
10.0
9.2
8.9
2.6
2.5
1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q 1Q21

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with highest liquidity.

Recommendation of Market Analysts
Preferred Shares – BBDC4

0%	100%
Keep	**Buy**

Market Capitalization

222.1 R$ billion

Payout / Dividends and Interest on Shareholders' Equity


32%
32%
32%
32%
32%
41%
44%
34%
69%
30%
30%
R$ million
3,740
3,895
4,078
5,055
6,035
6,976
7,204
7,299
15,863
5,548
2,063
12M11 12M12 12M13 12M14 12M15 12M16 12M17 12M18 12M19 12M20 1Q21
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion extraordinary dividends paid on October 23, 2019; and (2) Calculated on the basis of the book net income after adjustment on legal reserves.

Note.: In April 2021, a new share repurchase program was launched, in force until April 2022, which allows the acquisition of up to 97,190,795 shares (of which up to 48,705,792 are common shares and up to 48,485,003 are preferred shares), which represent 1% of the total shares in circulation.

Trading Daily Average Volume


R$ million
505
193
312
511
233
278
531
292
239
622
326
296
647
320
327
704
352
352
684
354
330
928
522
406
1,223
734
489
1,586
1,089
497
2,162
1,373
789
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 1Q21
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
286
168
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Mar21
BBDC4
Ibovespa

Bradesco Share Performance [1]

In R$	Mar21	Dec20	Mar20	Variation % Mar21 x Dec20	Variation % Mar21 x Mar20
Book Value per Common and Preferred Share	14.84	14.79	13.33	0.4	11.3
Last Trading Day Price – Common Shares	23.51	24.20	17.10	(2.9)	37.5
Last Trading Day Price – Preferred Shares	26.77	27.14	18.88	(1.4)	41.8

(1) Adjusted for corporate events in the periods.

Ratings

Fitch Ratings							
International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service [1]									
Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba2	NP	Aa1.br	BR-1

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In December 2020, there was a change in country ceilings methodology in foreign and local currency, resulting in a rating upgrade of the long-term deposit rating in foreign currency on a global scale, changing from "Ba3" to "Ba2".

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide the dissemination of the risk culture to all the employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes and systems, as well as the extent of its risk exposure. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties related to the management policy and to the risk exposure limits policy as well as assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (bradescori.com.br – Notice to the Market – Risk Management).

Capital Management

We have an area responsible for Capital Management that acts jointly with the Controllership and Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions and Committees that assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives of the Organization.

With the implementation of the Capital Management structure, an Internal Capital Adequacy Assessment Process (ICAAP) was established. In this process we have the capital plan that is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market sharing and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimum period of three years and are constantly monitored and controlled by the Capital Management area.

We have a Recovery Plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency as well as the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and the Recovery Plan (No. 4,502/16), available on the Investor Relations website at bradescori.com.br.

The table below shows the historical composition of the Regulatory Capital, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate								
R$ million	Mar21	Dec20	Sept20	June20	Mar20	Dec19	Sept19	June19	Mar19
Calculation Basis									
Regulatory Capital	135,568	135,724	131,903	131,612	120,212	125,275	134,334	130,808	123,412
Tier I	120,071	118,282	112,575	109,692	98,451	100,832	108,818	105,448	98,370
Common Equity	110,832	108,982	103,153	100,328	89,172	91,272	99,031	95,843	88,944
Shareholders' Equity	144,240	143,703	137,461	135,134	129,548	133,723	138,313	133,636	126,674
Non-controlling/Other	(350)	164	184	427	199	106	230	163	152
Phase-in arrangements provided for Resolution No 4,192/13	(33,058)	(34,885)	(34,492)	(35,232)	(40,575)	(42,558)	(39,512)	(37,956)	(37,883)
Additional Capital	9,239	9,300	9,422	9,363	9,278	9,560	9,787	9,605	9,427
Tier II	15,497	17,442	19,328	21,920	21,761	24,444	25,516	25,359	25,042
Subordinated Debt (according to Resolution No. 4,192/13)	15,473	16,274	18,049	20,665	20,559	21,324	22,280	22,363	21,988
Subordinated Debt (before Resolution No 4,192/13)	24	1,168	1,279	1,255	1,202	3,119	3,236	2,996	3,054
Risk-Weighted Assets (RWA)	**882,192**	**858,693**	**870,814**	**875,011**	**863,208**	**759,051**	**740,183**	**701,776**	**682,635**
Credit Risk	797,725	779,589	787,660	786,300	781,319	680,908	659,401	632,615	612,394
Operational Risk	66,908	64,414	64,414	63,720	63,720	64,572	64,572	57,494	57,494
Market Risk	17,560	14,691	18,740	24,990	18,169	13,571	16,210	11,668	12,747
Total Ratio	**15.4%**	**15.8%**	**15.1%**	**15.0%**	**13.9%**	**16.5%**	**18.1%**	**18.6%**	**18.1%**
Tier I Capital	13.6%	13.8%	12.9%	12.5%	11.4%	13.3%	14.7%	15.0%	14.4%
Common Equity	12.6%	12.7%	11.8%	11.5%	10.3%	12.0%	13.4%	13.7%	13.0%
Additional Capital	1.0%	1.1%	1.1%	1.1%	1.1%	1.3%	1.3%	1.4%	1.4%
Tier II Capital	1.8%	2.0%	2.2%	2.5%	2.5%	3.2%	3.4%	3.6%	3.7%
Subordinated Debt (according to Resolution No. 4,192/13)	1.8%	1.9%	2.1%	2.4%	2.4%	2.8%	3.0%	3.2%	3.2%
Subordinated Debt (before Resolution No 4,192/13)	0.0%	0.1%	0.1%	0.1%	0.1%	0.4%	0.4%	0.4%	0.4%

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15 and subsequent amendments set out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 451/20 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital and the solvency margin, except for corporations that have opted for the early adoption of the risk-based capital (RBC), whose RC is equivalent to the highest value between the base capital, the solvency margin and the RBC.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2021 amounted to R$12.8 billion.

Compliance, Ethics, Integrity and Competition

The Compliance, Ethics, Integrity and Competition Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization, eliciting our standards of conduct and ethical principles to guide them in their interactions and daily decisions, legitimizing our established policies and internal rules.

The programs are supported in the commitment of Senior Management, as well as codes, policies, standards, procedures, training programs for professionals and controls and seek to mitigate risks and to promptly detect any actions considered as violations of the Code of Ethical Conduct and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. These control mechanisms are subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, following the best market practices.

For matters relating to Compliance, Ethics, Integrity and Competition, the Board of Directors and/or the Board of Executive Officers are advised mainly by the Audit, Integrity and Ethical Conduct Committee as well as the Integrated Risk Management and Capital Allocation Committee.

Investor Relations area – IR

The market relations area is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the bradescori.com.br website. Among them, we have the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting, and Bradesco's Integrated Report – available in March 2021, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, our strategic positioning and our operational management to face the Covid-19 pandemic, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information are available on the IR website.

The market relations area is working completely remotely and maintains a constant dialog with the market. In the first quarter of 2021, we interacted with 550 national and international investors of 372 funds through conference calls. We took part in three online international conferences and one international NDR (Non-Deal Roadshow), totaling 36 meetings, with the presence of 99 investors from 77 institutional funds.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of nine members, three of which are independent and responsible for establishing the corporate strategy and reviewing the business plans and policies, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has a Manual and an Annual Calendar of Meetings set by its Chairman. During 2020, in all, 75 meetings were held.

Bradesco has also seven Committees reporting to the Board, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Integrated Risk Management and Capital Allocation; Sustainability and Diversity, and Nomination and Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Besides the Fiscal Council, we are submitted to an Audit Committee and an Internal Audit, both of which report to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment with the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Social Actions

Fundação Bradesco:

With a broad social and educational program in place for 64 years, Fundação Bradesco operates 40 own schools across Brazil. In 2021, an estimated budget of R$799 million will benefit an estimated 83 thousand students in their Schools, in Basic Education (from Kindergarten to Secondary Education and from Vocational and Technical Education at Secondary Level), Education for Young People and Adults and Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, students enrolled in the Basic Education system, numbering over 41 thousand, will also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), the forecast is to also benefit 3,500,000 students through the e-learning portal "Escola Virtual" (Virtual School) who will conclude at least one of the various courses offered in the program. Another 7,000 students will be benefited from projects and initiatives carried out in partnership with courses as well as educational and information technology lectures.

Sustainability

Sustainability is integrated to our strategic drivers and, through the combination of guidelines, governance, engagement and management of environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Governance: The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets bi-monthly and has Directors and Executive Officers among its members, including the Chairman of the Board of Directors and the CEO. The Committee is advised by the Sustainability Committee, composed of officers and managers from different areas.

Strategy: Our sustainability strategy is structured in six pillars: **Sustainable Business**: The goal is to expand the supply of solutions that promote a more inclusive society and support clients in the transition to a more sustainable economy; **Climate Change:** To ensure that our business are prepared for the challenges of climate change through improvements in business management and transparency in relation to climate-related impacts on the Organization; **Customer Relationship:** We aim to serve the client with excellence based on the understanding of their needs in order to contribute to the achievement of their goals; **Diversity**: Bradesco seeks to welcome and promote diversity among its employees and clients, aiming to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles; **Innovation**: It aims to direct our strength of innovation, already present in the DNA and in the practices of Bradesco, towards sustainability with the promotion of positive changes in the business and in the customer relationship; and **Private Social Investment**: As one of the largest private donors in Brazil, we seek to maximize the positive impacts generated from Bradesco's social investment.

Voluntary Commitments: We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as Global Compact, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Task force on Climate-Related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), Brazil Climate, Forests and Agriculture Coalition, among others.

Climate Strategy and Governance: Our Governance for Climate Change involves operational, executive and strategic levels with the participation of the Board of Directors. Our strategy for the subject involves four fronts: (i) to reduce and mitigate the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks; (ii) to integrate the risk assessment and climate-related opportunities in the management of business; (iii) to offer financial solutions that promote the lowest generation of carbon and more climate resilience; and (iv) to promote the engagement and awareness on the theme with stakeholders.

Eco-Efficiency Management: Part of the targets (energy consumption, ground fleet and air fleet) established in our Eco-efficiency Master Plan (2019-2021) follows sectorial indications from the Science-Based Targets initiative (SBTi), with the aim of contributing to the limiting of global warming by 2°C, according to the Paris Agreement.

Renewable Energy: We are one of the first major financial institutions in the world to have 100% of their operations supplied by renewable energy.

Carbon Offset in Operations: We are the first major Brazilian bank to neutralize 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations – this includes, for example, neutralizing the carbon generated from carrying money and bank notes to transporting all employees.

Financed Emissions: Two years ago, we measured the emissions generated by financing and investments of Bradesco in three sectors (real estate, agribusiness and vehicles), considering our own methodology.

Performance: We have maintained our trajectory of evolution in the ESG performance, staying mostly above the average for the industry in the evaluation of specialized indexes and ratings. In February, we were the only Brazilian bank recognized in the Silver category of the Sustainability Yearbook of S&P Global. This is the third consecutive year in which we are ranked among the 5% with the best ESG assessment in the banking sector.

Transparency and Disclosure: Our ESG performance is disclosed in accordance with the guidelines of the Sustainability Accounting Standards Board (SASB), with evolution also in the recommendations of TCFD. More information is available in our Integrated Report bradescori.com.br).

Contributing towards overcoming the crisis

We continue to actively contribute to support our clients and employees and intensify our commitment to society, due to the serious scenario of the pandemic caused by Covid-19, which brought several adverse repercussions on the lives of individuals and the business.

Some lessons have been incorporated into our operations, like, for example, the way we relate with our clients and suppliers and the intensification of home office in the Organization. Our work is focused on maintaining the highest possible number of employees in remote work.

In addition, we are strengthening the mentality focused on the digital environment that is timely and consistent, with the objective of minimizing the impacts involved.

The Crisis Committee continues evaluating the pandemic scenario, which reports to the Board of Directors

The branches are still following all the guidelines of the Ministry of Health

We were the first one to carry out the national collective bargaining agreement of the banking sector on remote work

84% of departments and companies working from home

23% of the branchs on a rotation basis

New credit alternatives

- Extensions, spread payments and unification of loans

– Financial reorganization

– Emergency lines of credit

Maintaining the health and well-being of our employees

o Information about Covid-19 with guidance on hygiene and health care, physical and emotional health, shared online, in formats such as: booklet, email marketing, mobile messaging, content on the corporate portal, pop-ups, advisory material in the dependencies (posters and banners) and internal newsletters;

o Leader participation to raise awareness on the importance of care with physical and mental health;

o Videos available on the corporate portal with the participation of the CEO, executive officers and managers;

o Flexible hours and rotation of teams;

o Efforts to maintain the largest number of employees working from home or in rotation;

o Exclusive Center of Bradesco Saúde for remote medical care available to employees and family members in cases of Covid-19;

o Free serological examination to all employees and interns of the Organization;

o Free supply of cloth masks and face shield;

o *Viva Bem* (Living Well) Program: Exclusive Coronavirus content on the corporate portal, monitoring, support, and advice by health professionals offered to employees and family members;

o Provision of the self-cleaning, preventive kit containing a wash bag with a compartment for used and clean masks, individual 70% gel sanitizer, eight cloth masks and a guidance tag;

o Increase of the spacing in the work environment;

o *Vem Pra Pista* online: to encourage the transformation of health through physical activity and provide quality of life to employees and dependents, we offer free lessons online;

o Compliance with Decree No. 20 of the Ministry of Finance/Special Secretariat for Social Security and Labor on measures to be observed aiming at the prevention, control and mitigation of the risks of transmission of the Covid-19 in the workplace;

o Learning trail "New Times" for Leaders and Team Members with hints of care and engagement, empathy and mental model in times of pandemic;

o Follow up for hospitalized employees and family members;

o Guidance for suppliers and salespeople in the adoption of their health protocols and hygiene;

o Extra cleaning and disinfection of surfaces in shared areas;

o Employees and their relatives who have had contact with people with suspected infection and that have Covid-19 symptoms are advised to stay in preventive quarantine and isolation at home, as well as to seek medical care by means of the Bradesco Saúde App;

o In January 2021, there was a talk on emotional health with a psychoanalysis doctor for general guidelines on behavior, signs and symptoms of mental illness;

o Launch of the nutritional support program with up to four free sessions by phone for employees and their family members;

o Exclusive support channel for situations of domestic and gender-related violence; and

o Changing the selection process to a 100% virtual on the integra rh platform with the aim of mitigating the risks of exposure of employees and applicants.

Closer than ever, even from a distance

Daily** and transparent **communication** with our greatest strength: the **People.
***Health and Well-Being Care and Information Security:** Internal campaigns and media with guidelines on the use of VPN and best working practices at home.*
***Corporate University (UNIBRAD):** New options of digital content of free access to employees on the external platform.*
***English online** for all employees and interns.*
***Pop ups on business computers**: reinforcing the healthy life style for employees.*
***Podcasts:** about care with physical and mental health.*

Governance, Policies and Risks

We have adjusted the Bradesco policies and governance for the time in which we are living in.

Credit Policy – In relation to our credit policies, **our main focus remains on supporting our clients** with the appropriate assessment of risks. We have mapped our exposures to sectors and businesses with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **teams of credit recovery 100% active,** focused on seeking solutions for clients who require them. We have incorporated **the new risk variables of the current scenario** into our credit models in order to properly assess the situation.

Capital and Liquidity – Our ability to support clients is related to the maintenance of our strength. We remain with a **solid capital base and a robust liquidity margin, both adequate** to meet the needs of clients, as well as business sustainability.

Governance of Risks – We continue in the process of monitoring **operational and risk appetite limits** by promoting the prompt update of the adverse (stress) scenarios to the current context to assess financial resilience of the Organization.

Supporting and assisting our clients

Individuals

- **Extension up to 90 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with the **interest rate of the original contract** maintained.
- Unification of the lines of personal loan into a new contract, with **a grace period of up to 90 days for the first installment** and term of **up to 6 years,** which may release an additional value.
- **Financial Reorganization** credit that allows the client to negotiate the loans and account limits in a single operation, facilitating the control of the budget. **Grace period of up to 90 days** for the payment of the first installment and term of **up to 6 years**.
- New resources with special conditions in personal and payroll-deducted loans with a grace period of up to 90 days to start paying.

Real Estate Financing

Extension up to 60 days of payment of installments of real estate financing for clients up-to-date with the **interest rate of the original contract** maintained.

Companies

SMALL AND MEDIUM-SIZED ENTERPRISES

- **Extension up to 90 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with the interest rate of the original contract maintained after the recalculation of installments.
- **Extension of the Grace Period Extension of the PRONAMPE** (National Program for the Support of Micro and Small Businesses) is a line of emergency credit (through the guarantee of the FGO – Operations Guarantee Fund), to strengthen small businesses and to maintain jobs. **Since March 2021, the option was granted to extend the grace period for operations contracted in 2020 for a further three months.**
- **Financial Reorganization** allows the reorganization of loans, financing and account limits in a single operation, facilitating the control of the budget with grace period of up to 90 days for the payment of the first installment and term of up to 72 months.
- **Unification of Loans** allows the combination of Working Capital (without guarantee or with a surety guarantee), *Giro Empresarial* (Corporate Working Capital) and *Giro Fácil* (Easy Working Capital) paid on time or overdue in up to 59 days, including a grace period of up to 90 days for the payment of the first installment and term of up to 72 months.
- **New Resources:** Working Capital with a grace period of up to 180 days for the payment of the first installment and term of up to 72 months.

LARGE CORPORATES

- **Extension up to 90 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days with **the interest rate of the original contract maintained** after the recalculation of installments.

IMPORTANT: information on the modalities of emergency actions is available on the institutional website (banco.bradesco/aguentefirme). Keep in mind that **they are subject to the credit analysis and to other conditions of products**

Service Channels – agility, flexibility and efficiency

Our digital channels have a fundamental role in assisting our clients in this time of crisis. We observed an expansion in the number of clients using these digital channels to perform their banking activities and a significant increase in transactions using internet banking and mobile.

98% of the transactions are made through Digital Channels

91% are concentrated on Mobile and the Internet

Agility in the Implementation – We were quite agile in **implementing the measures approved by the Government.** Since March 30, 2020, the service channels have been adapted to capture the requests of extensions of contracts. In addition, the new payroll financing was made available to clients on the first working day after the official regulations of the product by the Central Bank of Brazil, with pre-approved limit for loans made through the *Net Empresa* channel, with financing in 36 months. Bradesco was chosen as a facilitating agent of the payment of the Emergency Aid Program – the program is a benefit granted by the Federal Government, processed by Caixa Econômica Federal, in order to financially protect **informal workers, individual micro-entrepreneurs (MEI), self-employed** and the **unemployed** during the coronavirus pandemic. We also changed the rules of spread payment and renegotiation of debts of the corporate credit card, facilitating the budget of companies.

Intensification of the Communication – We strengthen communication with our clients by sending SMS and messages via App about **the availability** and **the use of digital channels, as well as new features and products available**.

We created a dedicated responsive page to disclose information of assistance, like the new opening hours, and to provide smoother journeys for the extension of loans without the need for people to go to the branch. Informative content was made available with guidelines on care with Covid-19 in the branch network and in visual communication on the ATM screens for clients who access the channel. Through the banco.bradesco/coronavirus website, it is possible to obtain information, extend loans and start the journey of installation and activation of the Bradesco App. The extension of loans, in particular, can also be accessed once log in is made to the area of the account on Bradesco App. In addition, we made the deadlines and conditions flexible in credit lines, renegotiation of debts and credit card to assist our clients in this moment of pandemic. You can find this on the (banco.bradesco/aguentefirme) website.

We understand the importance of listening to people to create strategies for journeys that might help them. During the pandemic, all the interviews with users are made via video. Thus, we continue this approximation and guarantee the quality of research without putting our clients and employees at risk. In the Self-service, we inserted a banner with the phrase "Fight against Covid-19: It is time for attitude and responsibility!" to raise awareness on the importance of each one doing their part.

Commitment to Society

The following are the actions that we performed for the benefit of society.

Social Donations:

- In this moment of concern and challenges to overcome the pandemic of the novel coronavirus, we offered assistance, in partnership with other banks, for the acquisition and donation of 5 million kits for quick tests application, 30 CT scanners, 30 PCR machines for real-time diagnosis and 15 million masks to directly assist the Ministry of Health and State Health Departments.
- We also cooperated in strategic partnerships with companies and organizations in the health area by making other donations, among them:
  - Donation of 26 thousand tests that were primarily directed to health care professionals made in cooperation with other companies;
  - Reform, acquisition of equipment and acclimatization of ICU beds in hospital and Santa Casa;
  - Support to scientists of the Escola Politécnica da Universidade de São Paulo (Polytechnic School/USP) in the production of low-cost ventilators;
  - 150 thousand basic food baskets to meet municipal communities;
  - Activation of ICU beds of the Hospital Universitário Clementino Fraga Filho (HUCFF);
  - Construction of the Field Hospital in Leblon – Rio de Janeiro (RJ) and Salvador (BA);
  - Acquisition of tests for the Covid-19 (reimbursement to Fleury for direct costs of 25,900 diagnostic exams);
  - Adoption of ICU beds in a hospital ward of the Hospital das Clínicas (HCFMUSP) intended for Hematological-oncology patients;
  - Support to the plant adequacy project for vaccine production (Covid-19 and others) inside Instituto Butantan; and
  - Financial support to the Foundation of Support to Fiocruz for Scientific and Technological Development in Health (FIOTEC) and for the construction of the Oxygen Plant in Manaus.

Other Actions:

- Bradesco has formed a consortium with eight other banks associated with Febraban to ensure the acquisition of 4,800 ventilators by the Ministry of Health.

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

Selected **Information – History**

In R$ million (unless otherwise stated)	1Q21	4Q20	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19
Income Statement for the Period									
Recurring Net Income	6,515	6,801	5,031	3,873	3,753	6,645	6,542	6,462	6,238
Net Interest Income	15,578	16,657	15,288	16,684	14,499	15,428	14,773	14,468	14,087
Clients Portion	13,225	13,219	12,794	13,163	12,964	12,983	12,503	12,185	11,960
Net Clients Portion of Expanded ALL	9,318	8,651	7,206	4,273	6,256	9,002	9,167	8,698	8,356
Expanded ALL	(3,907)	(4,568)	(5,588)	(8,890)	(6,708)	(3,981)	(3,336)	(3,487)	(3,604)
Fee and Commission Income	8,067	8,717	8,121	7,626	8,283	8,829	8,423	8,280	8,074
Administrative and Personnel Expenses	(11,204)	(11,483)	(11,724)	(11,459)	(11,757)	(12,660)	(12,434)	(12,123)	(11,809)
Income from Insurance, Pension Plans and Capitalization Bonds	3,137	2,281	3,131	3,778	2,931	3,900	3,473	3,594	3,826
Statement of Financial Position									
Total Assets	1,662,619	1,644,804	1,659,687	1,571,407	1,486,358	1,409,305	1,404,664	1,412,294	1,388,429
Securities	735,796	693,467	683,060	669,338	656,719	657,504	649,080	650,112	630,310
Expanded Loans Portfolio	705,160	686,968	664,414	661,115	655,094	623,044	594,817	575,302	559,820
- Individuals	270,220	260,258	243,404	236,004	239,214	233,079	222,036	210,103	200,198
- Companies	434,940	426,711	421,010	425,111	415,880	389,966	372,781	365,198	359,622
Allowance for Loan Losses (ALL)	(46,030)	(45,339)	(44,894)	(43,209)	(40,466)	(36,796)	(36,142)	(36,860)	(36,987)
Total Deposits	542,927	551,353	526,540	495,873	402,205	368,948	338,911	332,074	326,674
Shareholders' Equity	144,240	143,703	137,461	135,134	129,548	133,723	138,313	133,636	126,674
Assets under Management	2,550,871	2,508,295	2,474,764	2,364,472	2,252,994	2,259,133	2,255,680	2,231,331	2,205,050
Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.29	2.00	1.99	2.14	2.41	2.66	2.58	2.47	2.34
Book Value per Common and Preferred Share - R$ (1)	14.84	14.79	14.14	13.90	13.33	13.76	14.23	13.75	13.03
Recurring Net Income per Share (1)	0.70	0.70	0.52	0.40	0.39	0.68	0.67	0.66	0.64
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.17	0.15	0.12	0.09	0.10	0.92	0.17	0.18	0.17
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.19	0.17	0.13	0.10	0.11	1.02	0.19	0.19	0.19
Annualized Return on Average Equity (2)(3)	18.7	14.8	12.9	11.8	11.7	20.6	20.5	20.6	20.5
Annualized Return on Average Assets (3)	1.6	1.2	1.1	1.0	1.0	1.8	1.8	1.8	1.8
Fixed Asset Ratio	29.9	30.1	33.1	32.6	35.5	38.3	33.7	34.4	35.3
Combined Ratio - Insurance (4)	88.0	95.5	86.0	74.5	83.6	84.2	84.4	84.5	80.3
Efficiency Ratio (ER) (5)(6)	45.3	46.3	47.2	47.8	49.1	49.0	49.5	49.4	49.5
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	81.1	80.6	79.3	77.8	77.9	77.8	78.1	79.3	80.4
Market Capitalization - R$ million (7)	222,092	226,778	165,343	175,191	158,941	282,075	261,708	285,870	270,349
Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	8.7	8.9	9.2	9.0	8.5	8.1	8.2	8.6	8.8
Non-performing Loans (> 60 days / Loan Portfolio) (%)	3.3	2.9	2.7	3.6	4.6	4.2	4.3	4.1	4.0
AA - C Rated Loans / Loans (%)	89.2	88.7	87.9	89.7	90.3	90.4	90.1	89.6	89.3
D-rated Loans / Loans (%)	3.3	3.6	4.2	2.5	1.8	1.8	2.0	2.5	2.5
E-H rated Loans / Loans (%)	7.5	7.7	7.9	7.8	7.8	7.8	7.9	9.5	9.5
D-rated loans	17,540	18,434	20,361	11,745	8,817	7,997	8,841	9,239	9,169
Provision for D-rated loans	4,749	4,901	5,386	2,812	2,194	1,947	1,978	1,426	1,414
Provision / D-rated loans (%)	27.1	26.6	26.5	23.9	24.9	24.3	22.4	15.4	15.4
D-H rated Non-Performing Loans	20,155	17,355	15,716	18,394	23,845	20,337	20,946	19,711	19,535
Total Provision / D-H-rated Non-performing Loans (%)	228.4	261.2	285.7	234.9	169.7	180.9	172.5	187.0	189.3
E-H Rated Loans	39,563	39,336	38,926	37,410	37,387	35,318	34,900	35,455	35,589
Provision for E-H rated loans	32,212	32,492	32,211	32,533	30,419	29,133	28,983	32,547	32,759
Provision / E-H rated loans (%)	81.4	82.6	82.8	87.0	81.4	82.5	83.0	91.8	92.0
E-H rated Non-Performing Loans	15,857	14,125	12,993	15,541	20,070	17,294	18,257	16,772	16,772
Total Provision / E-H-rated Non-performing Loans (%)	290.3	321.0	345.5	278.0	201.6	212.8	198.0	219.8	220.5
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	2.5	2.2	2.3	3.0	3.7	3.3	3.6	3.2	3.3
Coverage Ratio (> 90 days) (%)	349.8	402.8	398.2	299.5	227.9	244.9	225.5	267.2	269.2
Coverage Ratio (> 60 days) (%)	266.7	310.6	337.4	249.8	184.2	193.6	188.5	209.3	220.2

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Consolidated Balance Sheet – Bradesco

R$ million	Mar21	Dec20	Mar20	Variation % Mar21 x Dec20	Variation % Mar21 x Mar20
Assets					
Cash and due from banks	25,406	23,598	23,365	7.7	8.7
Financial instruments	1,543,588	1,526,365	1,363,051	1.1	13.2
Interbank investments	133,913	190,587	89,628	(29.7)	49.4
Compulsory deposits with the Brazilian Central Bank	83,855	83,759	65,896	0.1	27.3
Securities	704,498	667,722	631,004	5.5	11.6
Derivative Financial instruments	31,298	25,745	25,715	21.6	21.7
Loans	460,236	446,010	405,932	3.2	13.4
Other financial instruments	129,788	112,542	144,876	15.3	(10.4)
Leases	2,657	2,646	2,956	0.4	(10.1)
Provision for Expected Credit Loss Associated with Credit Risk	(46,030)	(45,339)	(40,466)	1.5	13.7
Loans	(43,157)	(42,358)	(36,763)	1.9	17.4
Leases	(68)	(70)	(149)	(2.9)	(54.4)
Other receivables	(2,805)	(2,911)	(3,554)	(3.6)	(21.1)
Deferred tax assets	87,050	85,734	85,168	1.5	2.2
Investments in associates and Jointly Controlled Entities	1,787	1,786	1,891	0.1	(5.5)
Premises and equipment	21,890	21,838	21,310	0.2	2.7
Intangible Assets	40,967	40,471	37,461	1.2	9.4
Depreciation and Amortization	(37,527)	(36,257)	(32,977)	3.5	13.8
Premises and equipment	(11,912)	(11,896)	(10,968)	0.1	8.6
Intangible Assets	(25,615)	(24,361)	(22,009)	5.1	16.4
Other assets	26,287	27,583	26,937	(4.7)	(2.4)
Impairment of Assets	(3,456)	(3,621)	(2,338)	(4.6)	47.8
Total	1,662,619	1,644,804	1,486,358	1.1	11.9
Liabilities					
Deposits and Other Financial Instruments	1,154,771	1,137,526	1,013,847	1.5	13.9
Deposits from banks	338,186	314,826	294,878	7.4	14.7
Deposits from customers	539,166	548,924	399,776	(1.8)	34.9
Securities issued	142,709	145,017	172,560	(1.6)	(17.3)
Subordinated debt	45,330	53,246	52,234	(14.9)	(13.2)
Derivative financial instruments	21,056	17,408	22,483	21.0	(6.3)
Other liabilities	68,324	58,105	71,916	17.6	(5.0)
Provision	321,000	321,428	308,003	(0.1)	4.2
Insurance technical provisions and pension plans	285,163	284,606	272,257	0.2	4.7
Other reserves	35,837	36,822	35,746	(2.7)	0.3
Deferred income tax	6,413	7,993	5,174	(19.8)	23.9
Other liabilities	34,453	32,458	27,959	6.1	23.2
Total liabilities	1,516,637	1,499,405	1,354,983	1.1	11.9
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	144,240	143,703	129,548	0.4	11.3
Non-controlling interest	1,742	1,696	1,827	2.7	(4.7)
Shareholders' Equity Total	145,982	145,399	131,375	0.4	11.1
Total	1,662,619	1,644,804	1,486,358	1.1	11.9

R$ million	Mar21	Dec20	Mar20	Variation % Mar21 x Dec20	Variation % Mar21 x Mar20
Assets					
Current and Long-Term Assets	**330,415**	**331,888**	**311,243**	**(0.4)**	**6.2**
Securities	318,003	319,711	298,754	(0.5)	6.4
Insurance Premiums Receivable	4,094	4,107	4,165	(0.3)	(1.7)
Other Loans	8,319	8,070	8,324	3.1	(0.1)
Permanent Assets	**7,841**	**7,592**	**7,619**	**3.3**	**2.9**
Total	**338,255**	**339,480**	**318,862**	**(0.4)**	**6.1**
Liabilities					
Current and Long-Term Liabilities	**301,287**	**300,876**	**282,137**	**0.1**	**6.8**
Technical provisions for insurance, pension plans and capitalization bonds	285,163	284,606	272,257	0.2	4.7
Tax, Civil and Labor Contingencies	2,703	2,589	2,600	4.4	4.0
Payables on Insurance, Pension Plan and Capitalization Bond Operations	837	1,122	1,086	(25.4)	(22.9)
Other obligations	12,583	12,559	6,194	0.2	103.2
Non-controlling Interest	**849**	**812**	**779**	**4.6**	**9.0**
Shareholder's Equity	**36,119**	**37,792**	**35,946**	**(4.4)**	**0.5**
Total	**338,255**	**339,480**	**318,862**	**(0.4)**	**6.1**

Analytical Breakdown of Statement of Income
Managerial vs. Recurring – 1Q21 vs. 4Q20

R$ million	First Quarter of 2021				Fourth Quarter of 2020			
	Managerial Income Statement [(1)]	Reclassifications [(2)]	Non-Recurring Events	Recurring Income Statement [(3)]	Managerial Income Statement [(1)]	Reclassifications [(2)]	Non-Recurring Events	Recurring Income Statement [(3)]
Net Interest Income	**17,966**	**(2,388)**	**-**	**15,578**	**21,650**	**(4,993)**	**-**	**16,657**
Expanded ALL	(4,717)	810	-	(3,907)	(4,294)	(274)	-	(4,568)
Gross Income from Financial Intermediation	**13,249**	**(1,578)**	**-**	**11,671**	**17,356**	**(5,267)**	**-**	**12,089**
Income from Insurance, Pension Plans and Capitalization Bonds	1,719	1,417	-	3,137	838	1,443	-	2,281
Fee and Commission Income	7,983	84	-	8,067	8,637	80	-	8,717
Operating Expenses	(13,206)	1,635	367	(11,204)	(14,535)	1,129	1,923	(11,483)
Personnel Expenses	(5,069)	-	-	(5,069)	(5,005)	(129)	-	(5,134)
Other Administrative Expenses	(4,815)	3	-	(4,812)	(5,365)	1	-	(5,364)
Other Operating Income / Expenses	(3,322)	1,632	367	(1,323)	(4,165)	1,257	1,923	(985)
Tax Expenses	(1,754)	(179)	-	(1,933)	(2,175)	196	-	(1,979)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	30	-	-	30	47	-	-	47
Operating Income	**8,021**	**1,380**	**367**	**9,768**	**10,168**	**(2,419)**	**1,923**	**9,672**
Non-Operating Income	(69)	(20)	-	(89)	(382)	78	225	(79)
Income Tax / Social Contribution and Non-controlling Interest	(1,799)	(1,360)	(5)	(3,164)	(4,322)	2,341	(811)	(2,792)
Net Income	**6,153**	**-**	**362**	**6,515**	**5,464**	**-**	**1,337**	**6,801**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,238 million in the 1Q21 and R$(2,019) million in the 4Q20; and in the 1Q21 it contemplates the relocation, to the sum of R$262 million (R$91 million in 4Q20) in the lines of Net Interest Income and Expanded ALL, relating to the effects of the sale operation of financial assets (credit assignment); and (3) It refers to the Managerial Statement of Income[(1)] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income
Managerial vs. Recurring – 1Q21 vs. 1Q20

R$ million	First Quarter of 2021				First Quarter of 2020			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**17,966**	**(2,388)**	**-**	**15,578**	**976**	**13,523**	**-**	**14,499**
Expanded ALL	(4,717)	810	-	(3,907)	(7,375)	667	-	(6,708)
Gross Income from Financial Intermediation	**13,249**	**(1,578)**	**-**	**11,671**	**(6,399)**	**14,190**	**-**	**7,791**
Income from Insurance, Pension Plans and Capitalization Bonds	1,719	1,417	-	3,137	2,186	745	-	2,931
Fee and Commission Income	7,983	84	-	8,067	8,211	72	-	8,283
Operating Expenses	(13,206)	1,635	367	(11,204)	(13,558)	1,430	371	(11,757)
Personnel Expenses	(5,069)	-	-	(5,069)	(5,177)	(144)	-	(5,321)
Other Administrative Expenses	(4,815)	3	-	(4,812)	(5,165)	87	-	(5,078)
Other Operating Income / Expenses	(3,322)	1,632	367	(1,323)	(3,216)	1,487	371	(1,358)
Tax Expenses	(1,754)	(179)	-	(1,933)	(1,037)	(876)	-	(1,913)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	30	-	-	30	62	-	-	62
Operating Income	**8,021**	**1,380**	**367**	**9,768**	**(10,535)**	**15,561**	**371**	**5,397**
Non-Operating Income	(69)	(20)	-	(89)	6	6	-	12
Income Tax / Social Contribution and Non-controlling Interest	(1,799)	(1,360)	(5)	(3,164)	13,911	(15,567)	-	(1,656)
Net Income	**6,153**	**-**	**362**	**6,515**	**3,382**	**-**	**371**	**3,753**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,238 million in the 1Q21 and R$15,815 million in the 1Q20; and in the 1Q21 it contemplates the relocation, to the sum of R$262 million in the lines of Net Interest Income and Expanded ALL, relating to the effects of the sale operation of financial assets (credit assignment); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

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Independent Auditor's Report

Limited Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") on the process of compilation and presentation of the consolidated supplementary accounting information of Banco Bradesco S.A. as at March 31, 2021 and for the three month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequently, we do not express neither an audit opinion nor a reasonable assurance over the process of compilation and presentation of the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as at March 31, 2021 and for the three month period then ended were compiled by the Management of Bradesco, based on the information contained in the March 31, 2021 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 5 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the consolidated supplementary accounting information included within the Economic and Financial Analysis Information Report was compiled, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

Osasco, May 04, 2021

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

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Consolidated Financial Statements

tr11144

1Q21

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on March 31, 2021, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic comment

Throughout the first quarter of 2021, the resurgence of the pandemic has gained prominence. In the face of the rapid advancement of the numbers of cases and loss of human life, and the consequent pressure on the public health service of the country, new measures restricting mobility were implemented since March. In this sense, the loss of pace of the economic activity is expected in the second quarter.

In spite of this scenario, the beginning of the vaccination in Brazil points out better prospects ahead. There are already positive signs of reversion of the curves of admissions in some age groups. Thus, the combination of appropriate measures with acceleration in the immunization of the population should result in positive impacts for the economic activity in the coming months. This resumption should also be fostered by the maintenance of economic stimuli, even though in lower magnitude than that observed in 2020, and the resumption of the global growth. The National Financial System will continue contributing to this recovery, which should become more evident in the second half of this year.

The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and growth potential in the country.

In the global scenario, in spite of the difficulties related to the pandemic in the short term, growth prospects are constructive in the coming quarters, driven by the developed economies. Advances in immunization and the maintenance of monetary and fiscal stimuli in major economies point to a favorable scenario also for emerging countries, especially those who have the most solid foundations.

2. Results for the period

In the first quarter of 2021, we recorded a book net income of R$6.2 billion, equivalent to R$0.60 per common share and R$0.66 per preferred share, with an annualized return on average equity of 17.6%. The annualized return on average total assets was 1.5%.

In terms of Interest on Shareholders' Equity, in gross values, R$2.1 billion was destined to the shareholders in the period between January and March, of which R$480 million were paid monthly and R$1.6 billion were provisioned.

Taxes and contributions, accrued in the first three months of the year, including pensions, paid or provisioned, amounted to R$6,758 million, of which 32.4% is related to taxes withheld and collected from third parties, and 67.6% calculated based on the activities developed by the Bradesco Organization.

3. Capital and Reserves

We highlight that at the end of the period:

R$83.1 billion totaled the paid Capital Stock;

R$59.1 billion totaled the Equity Reserves; and

R$144.2 billion was the Shareholders' Equity with a growth of 11.3% in comparison to the same period of the previous year, representing 8.9% of Total Assets. The book value per share was R$14.84.

Our fair value reached R$222.1 billion on March 30, 2021, which is equivalent to 1.5 times the Shareholders' Equity, a growth of 39.7% in comparison with the same period of the previous year. The calculation is carried out based on the price of our shares on the stock exchanges.

The Basel Ratio reached 15.4%, which is higher than the minimum of 10.25% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. Regarding the Regulatory Capital, the fixed asset ratio reached 29.9%, under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Below, a summary of our financial statements:

R$ million	Mar21
Statement of Financial Position - Selected Data	
Securities	**657,739**
Available-for-Sale	303,167
Trading	253,237
Held-to-maturity (1)	101,335
Expanded Loans Portfolio (2)	**705,160**
Total Assets under Management	**2,502,797**
Funds Raised	1,044,222
Assets under Management	1,458,575
Total Deposits	**539,982**
Time Deposits	353,545
Savings Deposits	134,181
Demand Deposits	49,800
Interbank Deposits	2,456
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**285,163**
Subordinated Debt	**45,330**
Brazil	39,046
Overseas	6,284
Funds from Issuance of Securities	**142,596**
Brazil	128,439
Overseas	14,157
Tax Payments and Collection and Related Charges	**5,213**
Working Capital	**118,187**
Borrowings and Onlendings	**52,041**
Brazil	23,548
Overseas	28,493
Exchange Portfolio	**30,808**
Securities sold under agreements to repurchase	**239,255**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days (3) / Loan Portfolio) - %	2.5

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC); and

(3) Overdue loans.

4. 100% Client

Since the beginning of our activities, we have been client-centric, a term that today is in prominence, but that we are familiar with for 78 years, because clients are the center of all our actions, strategies, relationships and, most importantly, are the reason for our existence.

To constantly improve, we have perfected the way we interact and provide services, always reinforcing to those who work here the way they should act and relate to clients. We are focused on their needs and preferences, aware of the purpose of each profile, identifying their moment in life and understanding their plans, becoming part of their achievements.

With the same level of excellence, we reach all profiles of clients to meet the highest number of people, thereby fulfilling our goals of democratizing access to banking products and services, encouraging financial inclusion, and fostering social mobility and entrepreneurship. Scale and diversification are our differentials in the business model. These values extend to non-account holders because we recognize their importance and potential to expand the business.

We offer flexibility and convenience in all areas in which we operate, segmenting the structure for both individuals and companies, ensuring a quality journey. Last year, we reviewed our relationship strategies, creating initiatives aimed at meeting expectations and increasing the level of satisfaction of clients in all contacts they have with the Organization

At the end of the first quarter, our base was composed of 70.7 million clients.


COMPANIES
Multis & institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 30 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
≥ R$15,000
≥ R$150,000
Prime
Exclusive
R$4,000 to R$10,000
≥ R$40,000
Non-account holders[2]
INDIVIDUALS
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers;
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

5. Service Structure

By offering practical and secure services to the segments we operate and maintain a large and modern Service Network, which is constantly updated, throughout Brazil and also in strategic locations abroad. At the end of the period, our Service Network comprised of 82,203 points, distributed according to the following:

	Mar21
Structural Information - Units	
Customer Service Points	82,203
- Branches	3,312
- PAs	4,659
- PAEs	816
- Banco24Horas Network	15,332
- Bradesco Expresso (Correspondent Banks)	40,920
- Bradesco Financiamentos (Correspondent Banks)	17,089
- Losango	58
- Branches, Subsidiaries and Representative Office Abroad	17
ATMs	54,071
- Onsite Network - Bradesco	30,424
- Banco24Horas Network	23,647

Digital Channels

We are not content with providing only a modern and broad physical structure, so thinking about every profile as well as the practicality and the security for clients, we offer various products and services at any place and time through Digital Channels, Internet Banking, Bradesco App, ATM, Social Networks and *Fone Fácil*, which are checked constantly to provide progressively more quality in the journeys with us. Currently, they represent 98% of all transactions carried out, being 91% of them online and via mobile services.

Accessibility

Being vigilant with our values and mission, which include the democratization of access and inclusion, we have offered, since 1998, various accessibility solutions, products and services to clients with disabilities. We were pioneers at the time and we are still evolving, developing and using means to offer even more autonomy, convenience and financial independence.

Among the actions, we highlight: Virtual Mouse, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, WebLibras, and, once more, we innovated by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco. The latter provides assertive and quality services, expanding the client relationship with the Bank, where employees perform the initial contact and connect the client with the interpreter.

Digital Platforms

Currently, we have eight large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments, invited or that have requested migration for the units because of their relationship profile. At the end of the period, we had 364,208 clients, being 258,244 clients in Retail (Exclusive) and 105,954 clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 5,651 clients in this segment.

International Area

We operate in the foreign exchange market, export, import, financial transfers and foreign trade financing. We are occupying positions of prominence in the rankings of Export, Import and Trade Finance.

Through 12 specialized operational units and 18 service points located in the Corporate segment, we operate in the main regions of Brazil. Abroad, we have 3 Branches, 12 Subsidiaries and 2 Representative Offices in addition to an extensive corresponding bank network.

More recently, with the acquisition of Bradesco BAC Florida Bank and its subsidiaries, it is possible to offer a complete platform of banking products and services and of investments, now also in the United States of America.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa S.A.
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
	Bradesco BAC Florida Investments
	Bradesco Global Advisors
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

next, the digital bank

next is a complete digital platform with financial and non-financial solutions and services, which facilitate the routine of clients and can be accessed from wherever they are and at any time. It operates on the basis of concepts of user experience, intelligent journeys and sophisticated algorithms, to offer the best features, anticipate actions, suggest options for each client, and contribute to ensure a sound financial management.

It offers a full ecosystem of integrated services in a single App, such as: Account, Payments, Transfers, Cell Phone Top-up, Pix, Debit Card, International Credit Card, Financial Manager, free withdrawals and deposits in the ATMs of Bradesco and of the Banco24Horas network, Loan products, different options of Insurance, an area of Investment that is integrated with Ágora Investimentos and with more than 400 options in the portfolio. We also emphasize an exclusive partnership in the constitution of the nextJoy Account, a product that has the pillars of financial education + banking focused on minors.

It also has a major hub in connection with non-financial services, the gratuities (Mimos) area, with more than 270 partner brands and more than 880 offers with special benefits to next's clients.

In the first quarter of 2021, it registered the mark of 4.4 million clients, having performed more than 234 million transactions – a volume 24% higher than the previous quarter.

6. Main products and services

Insurance

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and in Latin America.

With a solid path, it contributes consistently to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 30.7 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the country.

R$ million	Mar21
Grupo Bradesco Seguros Indicators	
Recurring Net Income	1,629
Annualized Return on Average Equity (ROAE) - %	19.6%
Shareholders' Equity	36,119
Total Assets	338,255
Free Investments and the Cover of Technical Provisions	318,003
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	285,163
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization	19,529
Indemnities, Draws and Redemptions Paid	16,840

Cards

With the most complete means of payment solutions line in Brazil, we work with main cards, like Elo, Visa, Mastercard and American Express, and also offer Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main financial institutions serving the Mexican market, we operate as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country, like the C&A store chain.

Also, we are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company which investments include Alelo (benefit, pre-paid cards and money card), Livelo (coalition loyalty program), as well as shareholdings in Elo Serviços (brand), Banco CBSS (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$52.1 billion in card transactions in the period.

R$1.7 billion in Fee and Commission Income.

Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and direct financing or through strategic partnerships with various business chains, keeping the focus on improving the client experience and assessing their real needs.

We are in full operational capability and the policy we have guides management's actions and is constantly updated and consistent with the economic reality.

We highlighted some of the lines:

- Agribusiness: we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

- Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

- Real Estate Financing: we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

- For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Below, the balance of the main portfolios in the period:

R$705.2 billion on loan operations in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA) and receivables-backed investment funds (FIDC);

R$45.9 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$11.6 billion, constituted considering our provisioning models, which is based on statistical models that capture historical and forward-looking information, and Management's experience in order to reflect our expectation of losses in different economic scenarios;

R$173.8 billion in operations intended to consumer financing – that comprises almost 64% of loan operations to individuals –, including the amount of R$72.8 billion in Payroll-Deductible Loans with 9.5 million active contracts;

R$81.8 billion was the balance in the Real Estate Financing portfolio, whereby R$63.7 billion was intended for individuals and R$18.1 billion for companies, totaling 327,622 units financed;

R$25.1 billion in applications on agribusiness; and

R$22.3 billion amounted to the balance of onlending portfolios, with 327,622 contracts.

Consortia

Bradesco Consórcios (consortia) offers a complete product and service portfolio to account holders as well as to non-account holders. With its integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, Bradesco Consórcios ensures our market leadership.

R$6.0 billion in revenues in the three first months of the year, resulting in a total portfolio of R$80.9 billion.

R$513.2 million in Fee and Commission Income.

1,5 million active quotas, totaling 133.0 thousand new quotas sold in the period.

Investment Bank

Bradesco BBI bank advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance, operating as the Investment Bank of the Organization.

With a highly qualified research team, the Global Markets area, responsible for the securities and the institutional client relationship, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

Asset Management

Our representative in the offering of complete solutions in asset management and investments portfolios for all the client profiles that we serve: that is BRAM – Bradesco Asset Management, one of the market leaders companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$621.8 billion in investment funds and managed portfolios under its management accrued in the period.

Ágora

The revitalized Ágora – Investment House demonstrates our agility and flexibility in the era of innovation by becoming an open and independent investment platform for both individuals and companies, including non-account holders.

The client, who can fully digitally register, now has access to a complete portfolio of investments for all profiles, as well as a curated selection of the best products in the market with options of equity, futures markets, *Tesouro Direto* (Government Treasury Bonds), Structured Operations Certificate (COE), funds, and public and private securities of fixed income. They also have specialized advice and exclusive content prepared by renowned market analysts.

Available via website or Ágora App, the platform has an advanced, agile, modern and intuitive trading, 24 hours a day, providing a different experience, offering convenience and total security to the clients at the moment of investing.

Broker

For institutional clients, offering coverage of analysis of companies and sectors, we exclusively have Bradesco Corretora, by means of Bradesco BBI. Through Bradesco Securities units, it operates in the North American, European and Chinese markets mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

Complete Investment Platform

Our clients can rely on the complete investment management services, performed by an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension, in addition to rely on the services of the Bradesco's Branch Network Managers. Suggested portfolios, which combine a diversity of financial products and which are established monthly based on the domestic and international market perspectives, are also available to clients.

The 3 pillars which support the values of our Platform are:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;
- Product portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curatorship of investments, which will recommend the best combination of products in view of the objectives and client profiles; and
- Leading-edge digital trading platforms that allow quick, easy and complete access to clients.

Miscellaneous solutions

Capital Market

Regarding the capital market, we provide a broad range of solutions and services through a modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities and Depositary (Escrow Account – Trustee). Among the main services provided, we highlight our representativity in the provision of Qualified Custody services (Global).

Cash Management

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Products and services for the Public Sector

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.4 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have 9 Specialized Platforms to assist Governments, Capitals, Courts, Chambers, Public Prosecutors, Public Defenders and the largest municipalities according to the Brazilian GDP. We also have 35 Platforms that serve other City Halls and Bodies. Find out more on bradescopoderpublico.com.br.

7. Technology and Innovation

In this time of great digital acceleration, our main objective is to mesmerize our clients so we can merit their admiration and confidence, contributing towards their achievements and, with this, establish a long-term relationship. Our actions put the client at the center of our strategy and we use technology as a propeller to improve our knowledge in relation to each one of them, identifying their needs and preferences, and consequently offering complete solutions, in real time, and contextualized to their moment of life. We have invested in the intensive use of cloud for analytics, ensuring scalability and agility, so that the analytical architecture and infrastructure that we have follows the accelerated level of digital transformation and ambitions of our clients.

In order to ensure **mobility and convenience** to the public that we serve, we incremented the solutions in the digital channels (mobile, IB and ATM), which already represent 98% of the transactions performed. Through the Bradesco App, the investor clients can simulate portfolios recommended for investment, to quickly update the API (Analysis of Investor Profile), invest and cancel LCAs and follow the profitability of the portfolio. Other incentives to the self-service are enabling the signature of the term of qualified investor directly by the mobile, during the journey of investments in products destined to this client, and the use of the electronic signature to validate the consortium proposals, in an operation 100% online, eliminating the need to go to the Branch. The payroll accounts can now be opened via Individuals mobile, with personalized offers in accordance with the contract with the company and the client's profile, and via the Internet Banking, clients can, in a safe and practical way, among other services, customize the limits of withdrawals.

We intensified our actions of CRM with customized credit offers and investments in accordance with the profile of the clients on the Individuals App. Still talking about **contextualized solutions** on the Ágora website, we have the Ágora scan that, based on the portfolio, historical record and investor profile of the client and with the use of artificial intelligence, displays a list of products that are custom fit with their profile, considering his/her objectives and moment of life. And, with the use of data and algorithms, within the BRAIN initiative (Bradesco Intelligence for Business), we automated the process of increasing limits on credit cards, which occurs on the occasion of issuing the invoice, with notice to the client by SMS and the exemption of annuity based on the relationship of the investor client.

To **facilitate the management of their resources, without the need to go to the Branch**, clients with a salary account can check balances and statements, make transfers, payments, top-ups and update their registration details via the Bradesco App. Clients who are non-account holders who receive the benefit from the INSS by Bradesco also count on this convenience, in addition to being able to customize the App in accordance with the products and services available to this public.

New interactions were made available **within BIA** (Bradesco Artificial Intelligence), such as the notice of maturity of the CBD *Fácil* investment, which informs the value that was deposited in the account and the possibility of reinvesting everything with a message via WhatsApp. Other facilities in BIA are the queries of credit card limits and the request for the statement of income over the last 5 years, with the generation of a pdf file, which can be initiated via WhatsApp.

Bradesco Seguros concerns itself every day about the well-being of our clients and offering autonomy with innovation, agility and safety in the journeys. In the Internet Banking, the account holder can hire and cancel private pensions and can cancel individual life insurance. Sales and contributions of Corporate Pension Plan also offer the option of Digital Acceptance, via IB or App for participants and via *Net Empresa* for the representative of the company.

We follow with the **evolutions of regulatory initiatives** that bring innovation to the financial system, promoting competition and improving the offer of products and services to clients, such as Pix and Open Banking. On Pix, the Individuals can already register on the ATMs or request the exclusion of their key in this channel and manage their own limits on the digital channels, in accordance with the account segment and type of transaction, both for transfer operations and for the use of the QR Code. The first phase of Open Banking was delivered. As of February, Bradesco and other financial institutions started to open up and share information about their client service channels, products and services related to demand deposit accounts, savings deposits, pre-paid and post-paid payments and loan operations, including contractual terms,

conditions and costs, and the Developer Portal was launched, with APIs of the brands Banco Bradesco, Banco Digital next, Bradescard, Banco Losango, Bradesco Financiamentos and Ágora Investimentos.

In this context, in February, we participated in the "Week of Digital Security", the initiative in partnership with Febraban – the Brazilian Federation of Banks and with the main banks, which involves the disclosure on social media for suggestions on how to prevent and avoid possible scams and frauds by digital means, covering topics such as online shopping, phishing, data privacy, secure authentication and Instant Payment Systems (Pix). The goal is to promote awareness of the society regarding the secure use of the internet and digital services.

8. Sustainability for Bradesco

Bradesco's corporate mission expresses the commitment to sustainable development, which is one of the drivers in conducting our business. We understand the management of environmental, social, and governance (ESG) aspects as essential for the growth and continuity of our Organization, sharing value between shareholders, employees, suppliers, clients and the society.

Our Sustainability Strategy is based on six pillars: Sustainable Business, Climate Change, Client Relationship, Diversity, Innovation and Private Social Investment. In addition, our work is aligned with the Sustainable Development Goals – SDGs of the UN.

As advancements and achievements of the first quarter, we highlight the following:

- We are the only Brazilian bank in the Silver category of the Sustainability Yearbook of S&P Global. For the third consecutive year we are ranked among the 5% with the best ESG assessment in the banking sector in the world;
- We are among the first banks in the world to consume exclusively renewable energy sources and the first major bank in Brazil to neutralize 100% of greenhouse gas emissions resulting from operating activities;
- We formalized our support for the *Programa Águas Brasileiras* (Brazilian Waters Program), of the Ministry of Regional Development. The goal is to finance projects focused on the provision of water and revitalization of the main water basins of the country; and
- We are still engaged in the fight against the Covid-19, undertaking and supporting actions such as the donation of masks, food and hospital equipment; strengthening of sanitary and social distancing for the protection of our employees and clients, in addition to the creation of financial solutions appropriate to the moment of life of our clients, individuals and companies, remaining at the center of our operational strategy.

We continue on the journey for sustainability, seeking to continually improve our practices and financial solutions, and contributing to the advancement of our clients and partners in the same direction.

You can follow this trend on the bradescori.com.br and bradescosustentabilidade.com.br websites.

9. Human Resources

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize are the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified service to all public by means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life.

Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. Our well-being *Viva Bem* (Living Well) program, structured into three major pillars – balance, healthy and movement –, provides the necessary support and care for the employees in all the stages of their journey, in the personal and professional aspects. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with the Covid-19, even with reinforcement in the communication, by means of various media, about the protocols and guidelines for prevention in the day-to-day activities, in all environments.

The learning with remote working has allowed us, through the Collective Bargaining Agreement with the Banking Trade Union Movement at a national level, to be the first of the large banks to assume the commitment to adopt this way of working after the pandemic.

In addition to health care, the education and the promotion of diversity gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines.

Finally, for the third consecutive year, we integrated the Bloomberg Financial Services Gender-Equality Index. We are very proud, because this recognition highlights our efforts in the construction of an Organization and of a society with gender equality. More than half of our workforce is composed of women. In a scenario in which women conquer more and more spaces and occupy them with great competence, it is everyone's responsibility to support a healthy and balanced environment, and, mainly, free from discriminatory barriers.

At the end of the period, the Organization had 88,687 employees, of which 77,684 of Bradesco and 11,003 to Affiliated Companies. Among outsourced employees, we had 12,379 associates and 1,111 interns.

10. Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of nine members, three of which are independent and responsible for establishing the corporate strategy and reviewing the business plans and policies, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has a Manual and an Annual Calendar of Meetings set by its Chairman. In 2020, 75 meetings were held.

Bradesco has also seven Committees reporting to the Board, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Integrated Risk Management and Capital Allocation, Sustainability and Diversity, and Nomination and Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Besides the Fiscal Council, we are submitted to an Audit Committee and an Internal Audit, both of which report to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Internal Audit

The Audit and General Inspectorate Department performs the internal audit, among other services, in an independent way. This department evaluates processes in order to mitigate the risks and ensure the effectiveness of the internal controls in compliance with the policies, guidelines, standards, and internal and external regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA).

11. Credit Policy and Risk Governance

We adjusted the governance and the policies of Bradesco for this moment we are going through. We have monitored the operational limits and risk appetites, promoting timely updates of the adverse scenarios due to the current context, to assess the financial resilience of the Organization.

Our ability to support clients is related to the maintenance of our strength. We sustain both a solid capital base and robust liquidity margin, both adequated to meet the needs of clients, as well as business sustainability.

In relation to our credit policies, the main focus remains in supporting our clients with the appropriate assessment of the risks taken. We have mapped our exposures to sectors and companies with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the credit recovery teams 100% active and focused on seeking solutions for clients who need them, and we have incorporated into our models of credit the new risk variables of the current scenario in order to properly assess the situation.

12. Integrated Risk Control

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance, and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

We have an independent validation process conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used and the use and robustness of the environment in which they are deployed, among others, in order to identify, mitigate and control the risks inherent to the models, which may lead to adverse consequences. Various models are used as support instruments for decisions, structuring of issues and risk and capital management. Among them we have internal ones, standardized ones and those developed by third parties (bureaus, pricers, rating agencies), supported by economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until the solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

13. Compliance and Ethics

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance and Integrity Programs cover the entire Bradesco Organization, also extending to suppliers, service providers and subsidiaries. Such programs elucidate the high standards of conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation and monitoring of any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

14. Social Investments

Fundação Bradesco

Our main social sustainability action and the largest private social and educational program in Brazil, Fundação Bradesco, allows us to fulfill one of the most important commitments that we have, to grow without failing to look around and contribute toward the development of the country.

Constituted in 1956, the Foundation remains based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a worthy, fair and productive society. Its educational structure includes the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 schools located in regions of accentuated educational deprivation, it is present in all Brazilian states and the Federal District.

The estimated budget for 2021 is R$799.0 million, whereby R$673.7 million will be destined to investments in Activity Expenses and R$125.3 million to investments in Infrastructure and Educational Technology, which will allow the institution to offer education to:

a) 83,064 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs;

b) 3.5 million students that are expected to complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

c) 7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

The students of Basic Education, more than 41,000, also receive uniforms, school materials, food and medical and dental care free of charge.

Bradesco Esportes (Sports)

By encouraging sport as an activity to support the development of children and young people, the Programa Bradesco Esportes e Educação (Bradesco Sports and Education Program), with more than 30 years of existence, favors the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco – SP.

Annually, approximately 1.1 thousand girls are trained. Participants also receive civic education instruction and those at Specialist Centers are offered health insurance, transportation, food, an allowance and other benefits.

15. Recognitions

In the first quarter, the Bradesco Organization received important recognitions, with the following highlights:

- In 2021, Bradesco was considered the Best Bank to Invest In, according to the ranking prepared by the Center for Studies in Finance of FGV and the survey was published by the IstoÉ Dinheiro magazine;
- For the third consecutive year, Bradesco integrates the Bloomberg Financial Services Gender-Equality Index;
- Bradesco was the best positioned in Financial Services in the Business Monitor of Corporate Reputation, the ranking of the 100 companies with the best reputation in the country, developed by Merco Brasil that assessed the situation of the institutions in view of the current challenges and their corporate and social responsibility;
- Bradesco received an award in the Global Innovation Awards, in the category solutions for small Companies, for enabling the MEI Platform to individual microentrepreneurs;

- For the third consecutive year, Bradesco reaffirms leadership in real estate financing among the private banks in Brazil, in the ranking of Abecip – Brazilian Association of Real Estate Loans and Savings Companies. The portfolio presented a growth of 37% at the end of 2020, in comparison to the previous year;
- Bradesco was recognized upon receiving the international certificate Top Employer Brazil 2021 – Certified Excellence in Employee Conditions;
- Also, Bradesco confirms leadership in BNDES onlending in 2020, for the fifth consecutive year;
- BBI was named Best Equity Bank and Best Debt Bank in Latin America and, for the sixth time, Best Investment Bank in Brazil by the Global Finance magazine; and
- BRAM was elected as the best manager of Retail, for the third consecutive time, and of market Shares in 2020, by the Guia de Fundos FGV (Funds Guide), of the Exame magazine.

16. Independent Audit

In compliance with CVM Instruction No. 381/03, Bradesco Organization hired services provided by KPMG Auditores Independentes in the first quarter that were not related to the external audit at a level lower than 5% of the total fees related to audit services. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e., the auditors should not audit their own work, perform management functions for their clients or promote their clients' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

17. Acknowledgments

We started the year with confidence, even in face of the prolonged pandemic that is sweeping the world. We know the importance of going ahead and reinventing ourselves, contributing to the continuity of the country and our people. The results presented in the first half reaffirm the commitment and the assertive strategies that we have adopted to serve everyone, seeking to overcome expectations with efficiency and quality in products, services and solutions. For the achievements and advances made, we thank our shareholders and clients for their support and trust, and we thank our employees and other associates for their commitment and dedicated work.

Cidade de Deus, May 4, 2021

Board of Directors and Board of Executive Officers

			R$ thousand
	Note	On March 31, 2021	On December 31, 2020
Assets			
Cash and due from banks	6	25,895,194	23,845,061
Financial instruments		1,493,421,201	1,472,837,923
- Interbank investments	7	134,252,733	191,147,208
- Compulsory deposits with the Brazilian Central Bank	8	83,854,352	83,757,533
- Securities	9	657,739,218	616,497,887
- Derivative financial instruments	10	28,772,382	24,815,393
- Loans	11	459,889,627	445,665,923
- Other financial instruments	12	128,912,889	110,953,979
Leases	11	2,658,480	2,646,438
Expected credit loss associated with credit risk		(45,919,688)	(45,202,191)
- Loans		(43,055,872)	(42,233,636)
- Leases		(67,978)	(70,468)
- Other receivables		(2,795,838)	(2,898,087)
Deferred tax assets	37	86,406,109	85,049,769
Investments in associates and jointly controlled entities	13	7,051,790	7,046,710
Premises and equipment, net	14	21,032,698	20,923,269
Intangible assets	15	34,796,172	34,395,581
Depreciation and amortization		(34,727,425)	(33,578,011)
- Premises and equipment		(11,476,944)	(11,433,018)
- Intangible assets		(23,250,481)	(22,144,993)
Other assets	16	25,720,839	26,752,701
Accumulated Impairment of Assets		(3,534,291)	(3,678,206)
Total assets		1,612,801,079	1,591,039,044

The accompanying Notes are an integral part of these Consolidated Financial Statements.

			R$ thousand
	Note	On March 31, 2021	On December 31, 2020
Liabilities			
Deposits and other financial liabilities		**1,109,426,338**	**1,088,438,954**
- Deposits from banks	17	295,058,011	267,280,167
- Deposits from customers	18	536,219,759	545,292,743
- Securities issued	19	142,595,678	144,903,825
- Subordinated debts	20	45,330,174	53,246,232
- Derivative financial instruments	10	21,166,665	18,697,682
- Other financial liabilities	21	69,056,051	59,018,305
Provisions		**319,943,962**	**320,285,406**
- Insurance technical provisions and pension plans	22	285,163,339	284,606,330
- Other reserves	22	34,780,623	35,679,076
Deferred income tax assets	37	**6,374,556**	**7,951,848**
Other liabilities	24	**32,013,074**	**29,900,955**
Total liabilities		**1,467,757,930**	**1,446,577,163**
Shareholders' equity			
Capital		83,100,000	79,100,000
Treasury shares		-	(440,514)
Capital reserves		11,441	11,441
Profit reserves		59,055,182	59,405,815
Other comprehensive income		2,073,413	5,625,898
Equity attributable to shareholders of the parent	25	**144,240,036**	**143,702,640**
Non-controlling interest	26	**803,113**	**759,241**
Total equity		**145,043,149**	**144,461,881**
Total equity and liabilities		**1,612,801,079**	**1,591,039,044**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousand	
		Three months ended on March 31	
		2021	2020
Revenue from financial intermediation		30,144,719	25,851,843
- Loans		18,050,773	19,464,334
- Leases		49,535	62,502
- Securities and interbank investments		6,269,308	9,018,928
- Net gain or (loss) from derivative financial instruments		893,107	(9,116,481)
- Financial income from insurance, pension plans and capitalization bonds		3,145,392	972,642
- Revenue from financial intermediation – foreign exchange income	12	1,506,619	5,019,514
- Reserve requirement	8	371,066	793,988
- Sale or transfer of financial assets		(141,081)	(363,584)
Expenses from financial intermediation		**(11,708,577)**	**(24,530,162)**
- Retail and open Market Funding	21	(5,336,726)	(8,439,015)
- Borrowing and on-lending	17	(6,371,851)	(16,091,147)
Net revenue from financial intermediation		**18,436,142**	**1,321,681**
Expected Credit Loss Associated with Credit Risk expense		**(4,710,956)**	**(7,326,144)**
- Loans		(4,661,121)	(6,753,646)
- Leases		1,795	9,227
- Other receivables		(51,630)	(581,725)
Gross income from financial intermediation		**13,725,186**	**(6,004,463)**
Net other operating income (expenses)		**(5,803,599)**	**(4,625,906)**
- Fee and commission income	27	4,534,244	4,601,399
- Income from banking fees		1,967,055	2,091,693
- Other income from insurance, pension plans and capitalization bonds	22	1,718,852	2,189,472
- Personnel expenses	28	(4,788,935)	(5,018,206)
- Other administrative expenses	29	(4,566,505)	(4,865,728)
- Tax expenses	30	(1,620,780)	(906,914)
- Share of profit (loss) of associates and jointly controlled companies	13	204,693	200,890
- Other operating income	31	1,802,926	2,228,393
- Other operating expenses	32	(4,708,796)	(4,826,806)
- Provision (expenses)/reversals		(346,353)	(320,099)
- Labor		(236,245)	(144,099)
- Tax		219,547	48,592
- Civil		(292,794)	(78,947)
- Others		(36,861)	(145,645)
Operating profit/(loss)		**7,921,587**	**(10,630,369)**
Non-operating income/(expense)	33	**(62,421)**	**6,085**
Income before income taxes and non-controlling interests		**7,859,166**	**(10,624,284)**
Income taxes	37	(1,645,304)	14,052,649
Non-controlling interests in subsidiaries		(60,944)	(46,279)
Net income		6,152,918	3,382,086
Net income attributable to shareholders:			
Shareholders of the parent		6,152,918	3,382,086
Non-controlling interest		60,944	46,279
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	25	0.60	0.33
- Earnings per preferred share	25	0.66	0.36

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Net income for the period	6,152,918	3,382,086
Non-controlling interest	60,944	46,279
Net income for the period attributable to shareholders	6,213,862	3,428,365
Items that are or may be subsequently be reclassified to the consolidated income statement	(3,552,495)	(6,364,022)
Securities available for sale	(3,641,142)	(6,294,297)
- Own	(3,599,478)	(6,119,570)
- Associates and jointly controlled entities	(41,664)	(174,727)
Cash flow hedge	216,002	(60,269)
Hedge of investment abroad	(154,361)	(50,136)
Exchange differences on translations of foreign operations	27,006	40,680
Items that can not be reclassified to the consolidated income statement	10	(1,976)
Actuarial valuation	10	(1,976)
Total other comprehensive income	(3,552,485)	(6,365,998)
Comprehensive income for the period	2,661,377	(2,937,633)
Attributable to shareholders:		
Shareholders of the parent	2,600,433	(2,983,912)
Non-controlling interest	60,944	46,279

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(6,365,998)	-	-	(6,365,998)
Net income	-	-	-	-	-	-	3,382,086	3,382,086
Allocations:								
- Reserves	-	-	169,104	2,022,289	-	-	(2,191,393)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(1,190,693)	(1,190,693)
Balance on March 31, 2020	79,100,000	11,441	9,792,498	40,806,104	279,087	(440,514)	-	129,548,616
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of Treasury Shares	-	-	-	(440,514)	-	440,514	-	-
Asset valuation adjustments (1)	-	-	-	-	(3,552,485)	-	-	(3,552,485)
Net income	-	-	-	-	-	-	6,152,918	6,152,918
Allocations:	-	-	-	-	-	-	-	
- Reserves	-	-	307,646	3,782,235	-	-	(4,089,881)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(2,063,037)	(2,063,037)
Balance on March 31, 2021	83,100,000	11,441	10,758,368	48,296,814	2,073,413	-	-	144,240,036

(1) Includes the effects of exchange rate variations related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	R$ thousand			
	Three months ended on March 31			
	2021	%	2020	%
1 – Revenue	31,125,885	213.6	25,191,194	(575.9)
1.1) Financial intermediation	30,144,719	206.8	25,851,843	(591.0)
1.2) Fees and commissions	6,501,299	44.6	6,693,092	(153.0)
1.3) Allowance for loan losses	(4,710,956)	(32.3)	(7,326,144)	167.5
1.4) Other	(809,177)	(5.6)	(27,597)	0.6
2 – Financial intermediation expenses	(11,708,577)	(80.3)	(24,530,162)	560.8
3 – Inputs acquired from thirdparties	(3,465,840)	(23.8)	(3,771,634)	86.2
Outsourced services	(1,125,249)	(7.7)	(1,233,483)	28.2
Data processing	(556,021)	(3.8)	(518,762)	11.9
Communication	(338,285)	(2.3)	(356,729)	8.2
Asset maintenance	(311,406)	(2.1)	(297,368)	6.8
Financial system services	(267,683)	(1.8)	(288,059)	6.6
Advertising and marketing	(164,124)	(1.1)	(234,129)	5.4
Security and surveillance	(151,592)	(1.0)	(185,007)	4.2
Transport	(156,712)	(1.1)	(181,972)	4.2
Material, water, electricity and gas	(116,586)	(0.8)	(148,542)	3.4
Travel	(7,014)	-	(50,402)	1.2
Other	(271,168)	(1.9)	(277,181)	6.3
4 – Gross added value (1-2-3)	15,951,468	109.4	(3,110,602)	71.1
5 – Depreciation and amortization	(1,581,877)	(10.9)	(1,464,264)	33.5
6 – Net added value produced by the entity (4-5)	14,369,591	98.6	(4,574,866)	104.6
7 – Added value received through transfer	204,693	1.4	200,890	(4.6)
Share of profit (loss) of associated and jointly controlled companies	204,693	1.4	200,890	(4.6)
8 – Added value to distribute (6+7)	14,574,284	100.0	(4,373,976)	100.0
9 – Added value distributed	14,574,284	100.0	(4,373,976)	100.0
9.1) Personnel	4,203,354	28.8	4,359,989	(99.7)
Salaries	2,393,658	16.4	2,468,116	(56.4)
Benefits	1,125,914	7.7	1,193,257	(27.3)
Government Severance Indemnity Fund for Employees (FGTS)	199,391	1.4	210,165	(4.8)
Other	484,391	3.3	488,451	(11.2)
9.2) Tax, fees and contributions	3,851,665	26.4	(12,487,518)	285.5
Federal	3,489,042	23.9	(12,863,569)	294.1
State	3,063	-	2,913	(0.1)
Municipal	359,560	2.5	373,138	(8.5)
9.3) Remuneration for providers of capital	305,403	2.1	325,188	(7.4)
Rental	305,073	2.1	324,873	(7.4)
Asset leases	330	-	315	-
9.4) Added Value distributed to shareholders	6,213,862	42.6	3,428,365	(78.4)
Interest on Shareholders' Equity Dividends paid and/or provisioned	2,063,037	14.2	1,190,693	(27.2)
Retained earnings	4,089,881	28.1	2,191,393	(50.1)
Non-controlling interests in retained earnings	60,944	0.4	46,279	(1.1)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Cash flow from operating activities:		
Net Income/(Loss) before income taxes and non-controlling interests	7,859,166	(10,624,284)
Adjustments for:	449,489	6,616,013
- Effect of changes in exchange rates in cash and cash equivalents	(812,884)	(1,720,225)
- Allowance for loan losses	4,710,956	7,326,144
– Depreciation and amortization	1,581,877	1,464,264
Constitution/(Reversion) impairment losses of assets	41,988	(412,255)
- Expenses with civil, labor and tax provisions	657,528	751,342
- Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	1,762,144	3,961,012
- Share of profit (loss) of associates and jointly controlled companies	(204,693)	(200,890)
- Loss on sale of fixed assets	14,760	6,007
- (Gain)/Loss on sale of non-financial assets held for sale	(36,032)	9,537
- Foreign exchange variation of assets and liabilities overseas/Other	(7,266,155)	(4,568,923)
(Increase)/Decrease in interbank investments	(7,368,319)	(2,867,982)
(Increase)/Decrease in reserve requirement - Central Bank	(96,819)	24,727,428
(Increase)/Decrease in trading securities and derivative financial instruments	(3,357,283)	13,436,387
(Increase)/Decrease in loans and leases	(18,355,088)	(33,160,582)
(Increase)/Decrease in deferred income tax assets	(954,540)	(1,539,771)
(Increase)/decrease in other assets	1,060,311	(99,928)
(Increase)/Decrease in other financial instruments	(18,149,803)	(24,208,367)
Increase/(Decrease) in deposits and other financial instruments	28,742,606	73,436,826
Increase/(Decrease) in deferred income tax liabilities	(3,624,396)	(4,436,404)
Increase/(Decrease) in provisions	(2,761,116)	(8,925,956)
Increase/(decrease) in other liabilities	7,918,397	5,213,753
Income tax and social contribution paid	(2,272,020)	(3,186,155)
Net cash provided by/(used in) operating activities	(10,909,415)	34,380,978
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	2,469,104	15,083,052
Sale of/maturity of and interest on available-for-sale securities	37,037,756	23,485,801
Proceeds from sale of non-financial assets held for sale	171,533	164,677
Sale of investments	-	44,535
Sale of premises and equipment	345,521	283,208
Acquisition of subsidiaries, net of cash and cash equivalents, paid	(183,172)	-
Purchases of available-for-sale securities	(73,265,966)	(25,752,171)
Purchases of held-to-maturity securities	-	(12,885,403)
Purchase of premises and equipment	(372,423)	(499,857)
Intangible asset acquisitions	(456,261)	(629,829)
Dividends and interest on shareholders' equity received	64,550	254,995
Net cash provided by/(used in) investing activities	(34,189,358)	(450,992)
Cash flow from financing activities:		
Securities issued	20,044,769	17,073,339
Settlement and interest payments of funds from issuance of securities	(24,592,917)	(18,681,859)
Settlement and interest payments of subordinated debts	(9,790,201)	(1,042,104)
Interest on shareholders' equity paid	(3,571,351)	(380,384)
Non-controlling interest	(17,072)	(25,301)
Net cash provided by/(used in) financing activities	(17,926,772)	(3,056,309)
Net increase/(decrease) in cash and cash equivalents	(63,025,545)	30,873,677
Cash and cash equivalents - at the beginning of the period	190,820,989	61,879,493
Effect of changes in exchange rates in cash and cash equivalents	812,884	1,720,225
Cash and cash equivalents - at the end of the period	128,608,328	94,473,395
Net increase/(decrease) in cash and cash equivalents	(63,025,545)	30,873,677

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entitie) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control".

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), changes resulting from CMN Resolution No. 4,720 / 19 and Bacen Resolution No. 2/20, including the guidelines included in Laws No. 4,595 / 64 (Law on the National Financial System) and No. 6,404/76 (Brazilian Corporate Law), with the respective changes introduced by Laws No. 11,638/07 and No. 11,941/09. For the rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all periods presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets item (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Bradesco's consolidated financial statements were approved by the Board of Directors on May 04, 2021.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On March 31, 2021	On December 31, 2020
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (1)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Cards	100.00%	100.00%
Bac Florida Bank (4)	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (1) (5)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A. (6)	*Holding*	-	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (1)	Services	100.00%	100.00%
Investment Funds (7)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%

	Activity	Equity interest	
		On March 31, 2021	On December 31, 2020
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.99%	99.99%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF Creta	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days;
(6) Company incorporated on March 31, 2021 by Quixaba e Participações Ltda; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICES

The significant accounting policies applied for the preparation of the consolidated financial statements are presented below:

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued,

are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 9.

iii. Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss - Impairment.

When an impairment loss is identified, we recognize an expense in the income statement for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of our Organization.

The composition of Impairment for Securities is presented in Note 9d.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes

and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation to fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 10.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, loans renegotiated in the period from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received.

When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 11.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax (IRPJ) is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, social contribution (CSLL) was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate returned to 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

g) Investments

i. Acquisition of investments

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instutitions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

ii. Associates, Jointly Controlled Entities and Controlled

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The amount of goodwill for associates and jointly controlled entities is presented together with the respective investment, while for controlled companies it is presented as intangible assets.

In the consolidated financial statements, the assets and liabilities of the controlled companies are consolidated at their book value.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 13.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 14.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of rights to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: is recorded at the amount by which the purchase price exceeds the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 15.

j) Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In addition, shown under other assets there are non-financial assets held for sale, which are goods received in liquidation of financial instruments of difficult or doubtful solution not intended for own use and own assets for use that will be settled by their sale, which are available for immediate sale and that their disposal is highly probable within the period of one year. The goods received are registered by the smaller value between: the fair value of the good, net of sales expenses and the gross book value of the respective financial instrument of difficult or doubtful solution. The own goods are recorded at the lower value between: the fair value of the good, net of sales expenses and its book value, net of provisions for impairment and of accumulated depreciation or amortization.

The composition of Other Assets is presented in Note 16.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is shown in Notes 17, 18, 19 and 20.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 17e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):
  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';
  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;
  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;
  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.6% (3.6% on December 31, 2020) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the

coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.6% on December 31, 2020) per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forwarned. The amount is calculated and reported monthly on the institutional website of the National Supplementary Health Agency (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force;

- For Vehicle insurance, and other Casualty insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA, plus 1% per month;

- The reserve for unsettled claims (PSL) for life insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the

reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For damage insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as “held to maturity”, as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Provision for Insufficient Insurances (PIC), for health insurance, aims to determine the insufficiency of insurances / premiums to cover the events / claims to occur, when verified, being calculated based on the methodology established by the National Insurance Agency. Supplementary Health (ANS). For the calculation, the following is taken into account: (i) the FIC (Insufficiency Insufficiency Factor), obtained through the relationship between indemnifiable events, plus administrative and selling expenses, on the actual consideration; and (ii) all medical-hospital contracts in the form of pre-established price, segmented between individual and collective, within one year, from the calculation base date. The constitution of this provision started to be demanded from the year 2021, being supported by Normative Resolution nº 442/18, of ANS; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.6% on December 31, 2020) per annum.

  Note: For the individual health portfolio, when the Insufficiency of Considerations (PIC) is determined - short term provision, supported by RN 442/18 -, this will be subtracted from the amount calculated for the provision for Insufficiency of Premiums (PIP), classified in OPT and constituted for long-term events.

- Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

  - The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

  - The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

  - The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

• Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 22.

i. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

• Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 23.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 36.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 4,813/11.

p) Recurring and non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the institution and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the institution and has the predictability of occurring frequently in future years. Recurring and non-recurring revenues are presented in note 38b.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	9, 10, 35 and 38a
• Allowance for loan losses	11
• Impairment of financial assets	9
• Impairment of intangible assets and goodwill	15
• Taxes on profits	37
• Technical provisions from insurance	22
• Contingent provisions	23

I. Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received for the

sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the revenue value or the loss that is recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. Allowance for loan losses

The measurement of the allowance for loan losses requires the use of quantitative models and suppositions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the allowance for expected loan losses expected, such as:

- Determine the criteria for the classification of credit operations;
- Select quantitative models and assumptions suitable for the measurement of the expected loan losses;
- Group together similar loan operations in order to measure the loan losses; and

The process of determining the level of allowance for loan losses requires estimates and the use of judgment. Losses in subsequent periods may differ from initial calculations that are based on current estimates and assumptions.

III. Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and suppositions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

- Determine the criteria to measure the value of the guarantees pegged to each security;
- Select quantitative models and assumptions suitable for the measurement of the impairment; and
- Establish different prospective scenarios and their assumptions.

The process of determining the impairment requires estimates and the use of judgment. Actual losses in subsequent periods may differ from initial calculations based on such estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (includes goodwill identified in the acquisition of affiliates and jointly controlled companies) was impaired. The first step in the process is identifying the independent cash generating units and their allocations of goodwill. A unit's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization's view of future performance.

V. Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating income for any given period.

VI. Technical provisions from insurance

Insurance technical provisions from insurance (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 3m(i). Expectations of claims ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

VII. Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

Thus, considering this regular review, we do not see, in this closure, case of uncertainty in the significant estimates or judgments that could reflect in significant alterations in the next fiscal year.

5) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

R$ thousand

	On March 31, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets								
Cash and due from banks	25,895,194	300,213	(788,581)	25,406,826	23,845,061	282,138	(528,955)	23,598,244
Interbank investments and Compulsory deposits with the Brazilian Central Bank	218,107,085	(52,158)	(286,557)	217,768,370	274,904,741	(18,153)	(540,311)	274,346,277
Securities and derivative financial instruments	686,511,600	5,437,720	43,846,665	735,795,985	641,313,280	4,967,618	47,185,841	693,466,739
Loans and leases	462,548,107	346,370	-	462,894,477	448,312,361	343,876	-	448,656,237
Other financial instruments	128,912,889	2,364,605	(1,488,859)	129,788,635	110,953,979	2,690,511	(1,102,255)	112,542,235
Expected credit loss associated with credit risk	(45,919,688)	(110,259)	-	(46,029,947)	(45,202,191)	(136,961)	-	(45,339,152)
Deferred tax assets	86,406,109	643,670	-	87,049,779	85,049,769	683,930	-	85,733,699
Investments in associates and jointly controlled entities (3)	7,051,790	(5,182,286)	-	1,869,504	7,046,710	(5,177,598)	-	1,869,112
Premises and equipment, net	9,555,754	421,060	-	9,976,814	9,490,251	451,708	-	9,941,959
Intangible assets and goodwill, net	11,545,691	3,806,437	-	15,352,128	12,250,588	3,858,819	-	16,109,407
Other assets (3)	25,720,839	1,072,325	(590,272)	26,202,892	26,752,701	1,360,994	(613,383)	27,500,312
Accumulated Impairment of Assets	(3,534,291)	78,727	-	(3,455,564)	(3,678,206)	57,252	-	(3,620,954)
Total	1,612,801,079	9,126,424	40,692,396	1,662,619,899	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	On March 31, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities								
Deposits from banks	295,058,011	2,080,142	41,048,132	338,186,285	267,280,167	2,093,170	45,452,379	314,825,716
Deposits from customers	536,219,759	(195,772)	3,142,407	539,166,394	545,292,743	(1,008,573)	4,639,653	548,923,823
Securities issued	142,595,678	-	113,751	142,709,429	144,903,825	-	112,717	145,016,542
Subordinated debt	45,330,174	-	-	45,330,174	53,246,232	-	-	53,246,232
Derivative financial instruments	21,166,665	(11,284)	(99,768)	21,055,613	18,697,682	-	(1,290,146)	17,407,536
Other financial liabilities	69,056,051	(526,717)	(205,557)	68,323,777	59,018,305	1,371	(915,170)	58,104,506
Provisions	319,943,962	1,072,384	(15,653)	321,000,693	320,285,406	1,166,708	(23,891)	321,428,223
Deferred income tax assets	6,374,556	38,776	-	6,413,332	7,951,848	40,778	-	7,992,626
Other liabilities	32,013,074	5,730,436	(3,290,916)	34,452,594	29,900,955	6,134,396	(3,574,605)	32,460,746
Non-controlling interest	803,113	938,459	-	1,741,572	759,241	936,284	-	1,695,525
Shareholders' equity	144,240,036	-	-	144,240,036	143,702,640	-	-	143,702,640
Total	1,612,801,079	9,126,424	40,692,396	1,662,619,899	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	Three months ended on March 31							
	2021				2020			
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	30,144,719	144,739	(415,257)	29,874,201	25,851,843	200,588	(77,685)	25,974,746
Expenses from financial intermediation	(11,708,577)	(14,855)	(185,006)	(11,908,438)	(24,530,162)	(15,483)	(453,357)	(24,999,002)
Financial margin	**18,436,142**	**129,884**	**(600,263)**	**17,965,763**	**1,321,681**	**185,105**	**(531,042)**	**975,744**
Expected Credit Loss Associated with Credit Risk expense	(4,710,956)	(6,287)	-	(4,717,243)	(7,326,144)	(48,738)	-	(7,374,882)
Gross income from financial intermediation	**13,725,186**	**123,597**	**(600,263)**	**13,248,520**	**(6,004,463)**	**136,367**	**(531,042)**	**(6,399,138)**
Other income from insurance, pension plans and capitalization bonds	1,718,852	-	-	1,718,852	2,189,472	(3,893)	-	2,185,579
Fee and commission income and income from banking fees	6,501,299	973,178	508,514	7,982,991	6,693,092	972,590	545,573	8,211,255
Personnel expenses	(4,788,935)	(280,401)	-	(5,069,336)	(5,018,206)	(158,677)	-	(5,176,883)
Other administrative expenses	(4,566,505)	(326,262)	77,522	(4,815,245)	(4,865,728)	(344,400)	45,089	(5,165,039)
Tax expenses	(1,620,780)	(133,005)	-	(1,753,785)	(906,914)	(129,900)	-	(1,036,814)
Share of profit (loss) of unconsolidated and jointly controlled companies	204,693	(174,939)	-	29,754	200,890	(139,052)	-	61,838
Other operating income / expenses	(3,252,223)	(83,028)	14,227	(3,321,024)	(2,918,512)	(237,321)	(59,620)	(3,215,453)
Operating profit/(loss)	**7,921,587**	**99,140**	-	**8,020,727**	**(10,630,369)**	**95,714**	-	**(10,534,655)**
Non-operating income/(expense)	(62,421)	(6,602)	-	(69,023)	6,085	(412)		5,673
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,706,248)	(92,538)	-	(1,798,786)	14,006,370	(95,302)		13,911,068
Net income	6,152,918	-	-	6,152,918	3,382,086	-	-	3,382,086

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	19,337,505	6,227,429	245,156	6,882	177,174	(587,320)	25,406,826
Interbank investments and Compulsory deposits with the Brazilian Central Bank	215,200,619	2,567,132	4,499	-	619	(4,499)	217,768,370
Securities and derivative financial instruments	393,699,911	27,432,174	317,399,582	10,487	4,213,186	(6,959,355)	735,795,985
Loans and leases	424,509,999	92,610,888	-	-	-	(54,226,410)	462,894,477
Other financial instruments	128,928,623	1,437,417	6,785,007	16,051	230,082	(7,608,545)	129,788,635
Expected credit loss associated with credit risk	(43,314,686)	(2,715,261)	-	-	-	-	(46,029,947)
Deferred tax assets	83,966,086	23,264	2,824,192	1,055	235,182	-	87,049,779
Investments in associates and jointly controlled entities (5)	72,303,238	9,291	1,999,347	-	68,485	(72,510,857)	1,869,504
Premises and equipment, net	6,490,430	35,962	3,345,373	516	104,533	-	9,976,814
Intangible assets and goodwill, net	12,787,759	36,400	2,058,536	1,089	468,344	-	15,352,128
Other assets (5)	22,305,689	761,832	2,846,339	755	315,099	(26,822)	26,202,892
Accumulated Impairment of Assets	(3,244,602)	(5,357)	(205,342)	-	(263)	-	(3,455,564)
Total in March 31, 2021	1,332,970,571	128,421,171	337,302,689	36,835	5,812,441	(141,923,808)	1,662,619,899
Total in December 31, 2020	1,319,641,809	115,840,066	338,889,085	34,743	5,658,304	(135,259,892)	1,644,804,115
Liabilities							
Deposits from banks	364,151,124	28,425,354	-	-	-	(54,390,193)	338,186,285
Deposits from customers	496,373,392	43,986,333	-	-	-	(1,193,331)	539,166,394
Securities issued	136,761,793	12,122,277	-	-	-	(6,174,641)	142,709,429
Subordinated debt	39,045,949	6,284,225	-	-	-	-	45,330,174
Derivative financial instruments	17,889,052	3,171,610	2,760	-	-	(7,809)	21,055,613
Other financial liabilities	68,040,272	283,505	-	-	-	-	68,323,777
Provisions	29,663,909	157,779	290,933,262	18,801	283,361	(56,419)	321,000,693
Deferred income tax assets	4,101,534	217,776	2,071,974	-	22,048	-	6,413,332
Other liabilities	31,013,910	1,179,187	8,860,341	2,126	987,588	(7,590,558)	34,452,594
Non-controlling interest	1,689,600	32,593,125	35,434,352	15,908	4,519,444	(72,510,857)	1,741,572
Shareholders' equity	144,240,036	-	-	-	-	-	144,240,036
Total in March 31, 2021	1,332,970,571	128,421,171	337,302,689	36,835	5,812,441	(141,923,808)	1,662,619,899
Total in December 31, 2020	1,319,641,809	115,840,066	338,889,085	34,743	5,658,304	(135,259,892)	1,644,804,115

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	R$ thousand Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	26,301,708	300,715	3,453,858	1,445	19,645	(203,170)	29,874,201
Expenses from financial intermediation	(10,044,348)	(313,412)	(1,762,144)	-	(186)	211,652	(11,908,438)
Financial margin	**16,257,360**	**(12,697)**	**1,691,714**	**1,445**	**19,459**	**8,482**	**17,965,763**
Expected Credit Loss Associated with Credit Risk expense	(4,741,458)	24,215	-	-	-	-	(4,717,243)
Gross income from financial intermediation	11,515,902	11,518	1,691,714	1,445	19,459	8,482	13,248,520
Other income from insurance, pension plans and capitalization bonds	(1)	-	1,705,880	5,972	-	7,001	1,718,852
Fee and commission income and income from banking fees	7,402,746	104,062	441,779	-	183,181	(148,777)	7,982,991
Personnel expenses	(4,339,852)	(136,256)	(488,708)	(443)	(104,094)	17	(5,069,336)
Other administrative expenses	(4,522,623)	(86,622)	(301,541)	(2,896)	(163,234)	261,671	(4,815,245)
Tax expenses	(1,446,617)	(5,212)	(281,599)	(60)	(20,297)	-	(1,753,785)
Share of profit (loss) of unconsolidated and jointly controlled companies	(5,210)	-	21,959	-	13,005	-	29,754
Other operating income / expenses	(3,095,128)	(5,448)	(180,572)	(986)	89,504	(128,394)	(3,321,024)
Operating profit/(loss)	**5,509,217**	**(117,958)**	**2,608,912**	**3,032**	**17,524**	**-**	**8,020,727**
Non-operating income/(expense)	(79,743)	6,477	9,153	-	(4,910)	-	(69,023)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(782,690)	(21,273)	(991,221)	(965)	(2,637)	-	(1,798,786)
Net Income accrued in the period ended March 31, 2021	4,646,784	(132,754)	1,626,844	2,067	9,977	-	6,152,918
Net Income accrued in the period ended March 31, 2020	1,875,526	323,784	1,158,720	(593)	25,649	-	3,382,086

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6) CASH AND CASH EQUIVALENTS

		R$ thousand
	On March 31, 2021	On December 31, 2020
Cash and due from banks in domestic currency	19,699,135	17,747,629
Cash and due from banks in foreign currency	6,195,806	6,096,396
Investments in gold	253	1,036
Total cash and due from banks	25,895,194	23,845,061
Interbank investments (1)	102,713,134	166,975,928
Total cash and cash equivalents	128,608,328	190,820,989

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021	On December 31, 2020
Securities purchased under agreements to resell:						
Own portfolio position	11,264,122	17,250,897	-	-	28,515,019	48,630,184
• Financial treasury bills	111,312	13,783,894	-	-	13,895,206	19,860,683
• National treasury notes	6,893,087	2,446,524	-	-	9,339,611	21,638,087
• National treasury bills	1,996,471	1,020,479	-	-	3,016,950	5,824,076
• Debentures	-	-	-	-	-	2,505
• Other	2,263,252	-	-	-	2,263,252	1,304,833
Funded position	22,280,321	59,852,878	-	-	82,133,199	125,241,658
• Financial treasury bills	116,994	56,805,723	-	-	56,922,717	91,655,504
• National treasury notes	17,021,158	2,997,304	-	-	20,018,462	30,960,456
• National treasury bills	5,142,169	49,851	-	-	5,192,020	2,625,698
Unrestricted position	5,334,275	6,739,951	-	-	12,074,226	5,857,577
• National treasury bills	5,334,275	6,739,951	-	-	12,074,226	5,857,577
Subtotal	38,878,718	83,843,726	-	-	122,722,444	179,729,419
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	935,173	2,181,359	2,667,749	5,755,274	11,539,555	11,422,541
• Allowance for losses	(19)	(378)	(367)	(8,502)	(9,266)	(4,752)
Subtotal	935,154	2,180,981	2,667,382	5,746,772	11,530,289	11,417,789
On March 31, 2021	39,813,872	86,024,707	2,667,382	5,746,772	134,252,733	
%	29.6	64.1	2.0	4.3	100.0	
On December 31, 2020	167,580,498	15,197,711	2,915,463	5,453,536		191,147,208
%	87.6	8.0	1.5	2.9		100.0

b) Income from interbank investments

Presented in the income statement a component of revenue from financial intermediation – Revenue from securities and interbank investments.

		R$ thousand
	Three months ended on March 31	
	2021	2020
Income from investments in purchase and sale commitments:		
• Own portfolio position	222,686	127,001
• Funded position	613,715	683,990
• Unrestricted position	764,633	803,554
Subtotal	1,601,034	1,614,545
Income from interest-earning deposits in other banks	90,158	145,455
Total (Note 10f III)	1,691,192	1,760,000

8) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On March 31, 2021	On December 31, 2020
Compulsory deposit – demand deposits	not remunerated	10,806,443	9,857,922
Compulsory deposit – savings deposits	savings index	19,213,887	19,524,472
Compulsory deposit – time deposits	Selic rate	53,834,022	54,375,139
Total		83,854,352	83,757,533

For more information on compulsory deposits, see Note 38.

b) Revenue from reserve requirement

		R$ thousand
	Three months ended on March 31	
	2021	2020
Reserve requirement – Bacen (Compulsory deposit)	370,382	792,259
Reserve requirement – SFH (1)	684	1,729
Total	371,066	793,988

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

9) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On March 31, 2021	%	On December 31, 2020	%
		Insurance and Capitalization bonds	Pension plans (5)					
Trading securities	59,193,666	12,778,739	181,259,884	4,917	253,237,206	38.5	251,171,296	40.7
- Government securities	50,719,765	8,724,892	157,353,872	4,917	216,803,446	33.0	217,244,163	35.2
- Corporate securities	8,473,901	4,053,847	23,906,012	-	36,433,760	5.5	33,927,133	5.5
Available-for-sale securities (2)	247,001,860	30,371,617	25,792,501	546	303,166,524	46.1	265,513,501	43.1
- Government securities	147,949,812	23,761,488	25,579,563	-	197,290,863	30.0	159,579,034	25.9
- Corporate securities	99,052,048	6,610,129	212,938	546	105,875,661	16.1	105,934,467	17.2
Held-to-maturity securities (2)	64,867,518	5,904,324	30,563,646	-	101,335,488	15.4	99,813,090	16.2
- Government securities	58,514,408	5,904,324	30,563,646	-	94,982,378	14.4	92,910,749	15.1
- Corporate securities	6,353,110	-	-	-	6,353,110	1.0	6,902,341	1.1
Total	371,063,044	49,054,680	237,616,031	5,463	657,739,218	100.0	616,497,887	100.0
- Government securities	257,183,985	38,390,704	213,497,081	4,917	509,076,687	77.4	469,733,946	76.2
- Corporate securities	113,879,059	10,663,976	24,118,950	546	148,662,531	22.6	146,763,941	23.8
Total	371,063,044	49,054,680	237,616,031	5,463	657,739,218	100.0	616,497,887	100.0

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

R$ thousand

Securities	On March 31, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	12,964,589	3,537,660	3,457,548	39,233,869	59,193,666	59,832,245	(638,579)	54,360,035	58,708
Financial treasury bills	-	2,416,248	3,149,257	12,967,237	18,532,742	18,553,714	(20,972)	14,038,511	(29,041)
National treasury notes	-	139,183	-	18,240,224	18,379,407	18,631,176	(251,769)	22,817,806	243,032
Financial bills	-	52,720	138,030	143,930	334,680	407,809	(73,129)	242,525	(49,562)
Debentures	-	221	-	780,398	780,619	987,098	(206,479)	834,070	(203,948)
National treasury bills	8,838,498	14,136	108,763	3,612,936	12,574,333	12,603,111	(28,778)	9,182,993	16,798
Brazilian foreign debt securities	-	-	7,786	604,852	612,638	615,415	(2,777)	725,515	24,314
Other	4,126,091	915,152	53,712	2,884,292	7,979,247	8,033,922	(54,675)	6,518,615	57,115
- Insurance companies and capitalization bonds	3,653,617	414,383	3,085,269	5,625,470	12,778,739	12,775,754	2,985	12,746,109	3,952
Financial treasury bills	-	269,933	3,075,384	5,084,184	8,429,501	8,435,245	(5,744)	8,523,495	(8,309)
Financial bills	10,841	7,170	9,580	86,862	114,453	114,711	(258)	153,293	(79)
Other	3,642,776	137,280	305	454,424	4,234,785	4,225,798	8,987	4,069,321	12,340
- Pension plans	9,419,638	7,900,834	8,034,549	155,904,863	181,259,884	182,507,033	(1,247,149)	184,057,518	724,283
Financial treasury bills	-	5,503,395	6,037,891	109,270,546	120,811,832	121,304,140	(492,308)	125,009,202	(379,082)
National treasury notes	3,681	230,566	-	25,973,219	26,207,466	26,682,422	(474,956)	27,459,844	959,908
National treasury bills	276,177	38,249	104,110	9,916,039	10,334,575	10,686,346	(351,771)	8,540,155	64,959
Financial bills	1,053,268	1,343,983	1,341,998	4,515,310	8,254,559	8,257,370	(2,811)	7,379,810	11,849
Debentures	3,850	516,244	12,023	5,629,230	6,161,347	6,075,929	85,418	5,776,461	68,531
Other	8,082,662	268,397	538,527	600,519	9,490,105	9,500,826	(10,721)	9,892,046	(1,882)
- Other activities	-	1,676	3,241	-	4,917	4,919	(2)	7,634	(5)
Financial treasury bills	-	1,676	3,241	-	4,917	4,919	(2)	7,634	(5)
Total	26,037,844	11,854,553	14,580,607	200,764,202	253,237,206	255,119,951	(1,882,745)	251,171,296	786,938

II) Available-for-sale securities

R$ thousand

Securities (2)	On March 31, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	30,195,942	22,695,124	47,046,949	147,063,845	247,001,860	247,493,861	(492,001)	209,014,910	979,093
National treasury bills	20,443,025	6,522,213	40,098,119	24,020,336	91,083,693	90,625,289	458,404	65,371,659	1,786,777
Debentures	1,189,608	5,672,686	3,370,524	54,265,391	64,498,209	65,820,766	(1,322,557)	64,259,489	(2,420,550)
National treasury notes	-	4	-	15,526,146	15,526,150	15,380,695	145,455	28,820,736	1,061,917
Foreign corporate securities	45,447	67,108	69,881	6,875,886	7,058,322	6,782,898	275,424	6,653,994	329,095
Shares	3,458,759	-	-	-	3,458,759	3,599,377	(140,618)	3,402,394	(114,240)
Foreign government bonds	85,445	7,753,594	1,420,389	164,658	9,424,086	9,423,706	380	6,508,219	7,185
Promissory Notes	1,740,127	1,021,040	202,558	3,351,138	6,314,863	6,206,385	108,478	7,167,074	94,332
Certificates of real estate receivables	-	-	2,470	1,719,866	1,722,336	1,751,350	(29,014)	1,740,062	(52,629)
Financial treasury bills	-	48,873	431,964	22,186,825	22,667,662	22,665,083	2,579	1,841,854	(9,719)
Other	3,233,531	1,609,606	1,451,044	18,953,599	25,247,780	25,238,312	9,468	23,249,429	296,925
- Insurance companies and capitalization bonds	6,543,741	1,874,872	1,021,677	20,931,327	30,371,617	28,781,472	1,590,145	32,103,494	4,472,633
National treasury notes	-	-	-	20,711,897	20,711,897	20,486,993	224,904	20,190,279	1,796,995
Shares	6,421,336	-	-	-	6,421,336	5,174,513	1,246,823	8,855,739	2,509,352
National treasury bills	-	1,852,927	1,021,676	149,184	3,023,787	2,974,068	49,719	2,876,308	110,433
Other	122,405	21,945	1	70,246	214,597	145,898	68,699	181,168	55,853
- Pension plans	830,648	27,962	8,968	24,924,923	25,792,501	23,058,969	2,733,532	24,386,290	4,464,158
National treasury notes	830,647	6,093	-	24,674,244	25,510,984	22,795,475	2,715,509	24,260,665	4,446,352
Debentures	-	-	-	63,915	63,915	43,865	20,050	66,232	17,822
Other	1	21,869	8,968	186,764	217,602	219,629	(2,027)	59,393	(16)
- Other activities	546	-	-	-	546	158	388	8,807	461
Other	546	-	-	-	546	158	388	8,807	461
Subtotal	37,570,877	24,597,958	48,077,594	192,920,095	303,166,524	299,334,460	3,832,064	265,513,501	9,916,345
Accounting Hedge (Note 10f II) (1)	-	-	-	-	-	-	(721,989)	-	(792,271)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	722,350	-	895,255
Total	37,570,877	24,597,958	48,077,594	192,920,095	303,166,524	299,334,460	3,832,425	265,513,501	10,019,329

III) Held-to-maturity securities

Securities (2)	On March 31, 2021							On December 31, 2020	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	-	10,913,050	13,591,224	40,363,244	64,867,518	64,113,279	(754,239)	65,269,589	1,915,174
National treasury bills	-	10,912,184	13,561,685	16,408,252	40,882,121	40,977,854	95,733	40,189,771	1,251,064
Certificates of real estate receivables	-	-	-	6,162,968	6,162,968	6,189,684	26,716	6,703,402	87,221
National treasury notes	-	866	640	17,630,779	17,632,285	16,751,980	(880,305)	18,125,276	571,546
Other	-	-	28,899	161,245	190,144	193,761	3,617	251,140	5,343
- Insurance companies and capitalization bonds	-	6,169	-	5,898,155	5,904,324	6,761,325	857,001	5,854,417	1,438,910
National treasury notes	-	6,169	-	5,898,155	5,904,324	6,761,325	857,001	5,854,417	1,438,910
- Pension plans	12,710,788	-	-	17,852,858	30,563,646	36,368,121	5,804,475	28,689,084	6,563,299
National treasury notes	12,710,788	-	-	17,852,858	30,563,646	36,368,121	5,804,475	28,689,084	6,563,299
Total	12,710,788	10,919,219	13,591,224	64,114,257	101,335,488	107,242,725	5,907,237	99,813,090	9,917,383

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021 (3) (4)	On December 31, 2020 (3) (4)
Securities pledged as colateral	62,002,770	31,597,971	22,640,271	384,173,391	500,414,403	516,256,770
Fixed income securities	45,335,833	31,597,971	22,640,271	384,173,391	483,747,466	496,395,298
• National treasury notes	13,545,117	388,038	640	125,592,028	139,525,823	158,752,531
• Financial treasury bills	-	7,900,140	11,654,474	120,705,567	140,260,181	139,505,584
• National treasury bills	15,442,933	4,645,910	4,191,968	35,679,337	59,960,148	61,589,288
• Debentures	1,193,458	5,494,006	1,528,315	59,238,430	67,454,209	64,449,071
• Financial bills	1,179,965	1,403,873	1,661,918	5,042,989	9,288,745	8,143,756
• Certificates of real estate receivables	-	-	17,306	7,911,652	7,928,958	8,550,103
• Foreign government bonds	89,777	8,323,224	1,449,653	182,075	10,044,729	7,134,063
• Foreign corporate securities	1,578,494	411,493	110,727	7,109,689	9,210,403	10,209,842
• Brazilian foreign debt securities	-	-	7,786	9,160,119	9,167,905	9,539,840
• Promissory Notes	2,003,275	1,111,251	414,728	3,529,747	7,059,001	8,053,965
• Bank deposit certificates	17,450	309,293	223,227	102,250	652,220	760,411
• Other	10,285,364	1,610,743	1,379,529	9,919,508	23,195,144	19,706,844
Equity securities	16,666,937	-	-	-	16,666,937	19,861,472
• Shares of other companies	16,666,937	-	-	-	16,666,937	19,861,472
Restricted securities	14,316,739	13,330,757	51,903,541	70,497,208	150,048,245	96,169,895
Subject to repurchase agreements	14,112,173	12,646,935	46,211,600	55,508,420	128,479,128	75,165,628
• National treasury bills	14,112,173	11,951,498	44,357,063	17,054,392	87,475,126	55,079,294
• Foreign corporate securities	-	-	-	2,737,380	2,737,380	-
• National treasury notes	-	-	-	13,215,823	13,215,823	12,555,815
• Brazilian foreign debt securities	-	-	-	650,418	650,418	758,049
• Debentures	-	695,145	1,854,537	1,301,693	3,851,375	6,647,819
• Financial treasury bills	-	292	-	20,548,714	20,549,006	124,651
Given in guarantee to the Brazilian Central Bank	-	298,141	4,187,950	780,645	5,266,736	5,252,403
• National treasury bills	-	298,141	4,187,950	48,340	4,534,431	4,435,912
• National treasury notes	-	-	-	732,305	732,305	816,491
Privatization rights	-	-	-	28,319	28,319	29,532
Given in guarantee	204,566	385,681	1,503,991	14,179,824	16,274,062	15,722,332
• National treasury notes	-	1,015	-	4,110,786	4,111,801	3,926,072
• National treasury bills	2,594	1,160	451,760	1,342,519	1,798,033	1,517,729
• Financial treasury bills	-	383,506	1,052,231	8,296,112	9,731,849	9,883,714
• Other	201,972	-	-	430,407	632,379	394,817

						R$ thousand
Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021 (3) (4)	On December 31, 2020 (3) (4)
Securities sold under repurchase agreements - unrestricted	-	2,443,002	1,705,613	3,127,955	7,276,570	4,071,222
• National treasury bills	-	2,443,002	1,705,613	-	4,148,615	3,557,407
• National treasury notes	-	-	-	3,127,955	3,127,955	513,815
Total	76,319,509	47,371,730	76,249,425	457,798,554	657,739,218	616,497,887
%	11.6	7.2	11.6	69.6	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders' equity and is being recognized in income statement over the remaining period of the securities, according to article 5 of said Circular. In the first quarter of 2020 and 2021, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(5) Primarily composed of investment funds (VGBL and PGBL).

d) Impairment of Securities

In the the first quarter of 2021, there was an impairment expense, net of reversals, of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held to Maturity" in the amount of R$41,988 thousand (R$174,696 thousand in 2020), net of constitution/reversal and which includes the result of a sale or transfer of financial assets.

10) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total in March 31, 2021					Total in December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	109,389,223		-	-	-	84,467,021		24,535	-	24,535
- Interbank market	73,293,231	-	-	-	-	40,651,059	-	10,050	-	10,050
- Foreign currency	30,060,804	-	-	-	-	39,875,542	-	10,832	-	10,832
- Other	6,035,188	4,226,768	-	-	-	3,940,420	2,807,910	3,653	-	3,653
Sale commitments:	206,801,490		-	-	-	316,512,537		(19,366)	-	(19,366)
- Interbank market (1)	157,585,115	84,291,884	-	-	-	263,958,439	223,307,380	(15,899)	-	(15,899)
- Foreign currency (2)	47,407,955	17,347,151	-	-	-	51,421,588	11,546,046	(1,371)	-	(1,371)
- Other	1,808,420	-	-	-	-	1,132,510	-	(2,096)	-	(2,096)
Option contracts						-				
Purchase commitments:	298,574,926		1,605,553	1,045,761	2,651,314	326,423,643		2,456,611	895,667	3,352,278
- Interbank market	286,005,172	367,618	658,933	(2,612)	656,321	311,472,364	-	1,504,181	193,326	1,697,507
- Foreign currency	9,104,285	-	335,782	115,796	451,578	13,878,682	-	854,484	701,089	1,555,573
- Other	3,465,469	-	610,838	932,577	1,543,415	1,072,597	282,563	97,946	1,252	99,198
Sale commitments:	298,910,546		(1,747,997)	(561,973)	(2,309,970)	331,145,703		(2,520,903)	(589,180)	(3,110,083)
- Interbank market	285,637,554	-	(789,875)	3,991	(785,884)	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)
- Foreign currency	9,298,129	193,844	(388,426)	(108,624)	(497,050)	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)
- Other	3,974,863	509,394	(569,696)	(457,340)	(1,027,036)	790,034	-	(261,319)	(31,212)	(292,531)
Forward contracts						-				
Purchase commitments:	99,670,045		1,505,362	-	1,505,362	76,011,205		4,696,246	14,818	4,711,064
- Interbank market	249,242	249,242	21,570	-	21,570	246,269	246,269	1,859	14,818	16,677
- Foreign currency	96,605,181	74,635,284	1,073,142	-	1,073,142	70,345,084	48,576,798	(453)	-	(453)
- Other	2,815,622	-	410,650	-	410,650	5,419,852	4,451,509	4,694,840	-	4,694,840
Sale commitments:	29,351,494		3,381,338	(25,582)	3,355,756	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	21,969,897	-	(946,419)	-	(946,419)	21,768,286	-	(82,681)	-	(82,681)
- Other	7,381,597	4,565,975	4,327,757	(25,582)	4,302,175	968,343	-	(49,395)	(4,678)	(54,073)
Swap contracts						-				
Assets (long position):	73,015,765		12,945,942	2,727,074	15,673,016	66,137,265		11,195,415	3,591,785	14,787,200
- Interbank market	9,909,569	-	2,934	494,654	497,588	4,095,567	-	106,827	215,527	322,354
- Fixed rate	23,725,557	13,234,929	2,970,867	(5,984)	2,964,883	33,427,359	19,386,846	4,160,018	26,030	4,186,048
- Foreign currency	35,461,181	8,382,258	9,063,773	2,092,323	11,156,096	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	611,051	-	545,195	36,330	581,525	636,581	-	432,390	22,676	455,066

										R$ thousand
	Total in March 31, 2021					Total in December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Other	3,308,407	-	363,173	109,751	472,924	3,608,719	-	326,603	276,135	602,738
Liabilities (unrestricted position):	75,083,501		(11,585,150)	(1,684,611)	(13,269,761)	50,475,079		(10,838,073)	(2,653,090)	(13,491,163)
- Interbank market	27,451,252	17,541,683	(132,010)	(564,391)	(696,401)	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)
- Fixed rate	10,490,628	-	(1,800,347)	(795,087)	(2,595,434)	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)
- Foreign currency	27,078,923	-	(8,135,816)	(112,170)	(8,247,986)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	821,821	210,770	(685,995)	(65,901)	(751,896)	836,307	199,726	(536,192)	(48,393)	(584,585)
- Other	9,240,877	5,932,470	(830,982)	(147,062)	(978,044)	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)
Total	1,190,796,990		6,105,048	1,500,669	7,605,717	1,273,909,082		4,862,389	1,255,322	6,117,711

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$87,522,360 thousand (R$128,431,775 thousand in December 31, 2020); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$29,647,799 thousand (R$12,942,667 thousand in December 31, 2020) (Note 9II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$32,356,363 thousand (R$29,678,043 thousand in December 31, 2020); and

(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total in March 31, 2021									Total in December 31, 2020
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Swaps	12,945,942	2,727,074	15,673,016	54.5	225,882	117,012	2,837,205	12,492,917	15,673,016	14,787,200
Future	-	-	-	-	-	-	-	-	-	24,535
Forward purchases	3,435,772	200	3,435,972	11.9	717,132	192,545	422,679	2,103,616	3,435,972	5,699,164
Forward sales (1)	7,037,662	(25,582)	7,012,080	24.4	4,600,434	85,699	128,351	2,197,596	7,012,080	952,216
Premiums on exercisable options	1,605,553	1,045,761	2,651,314	9.2	141,203	74,408	169,282	2,266,421	2,651,314	3,352,278
Total assets (A)	25,024,929	3,747,453	28,772,382	100.0	5,684,651	469,664	3,557,517	19,060,550	28,772,382	24,815,393
Swaps	(11,585,150)	(1,684,611)	(13,269,761)	62.7	(322,780)	(616,949)	(2,696,825)	(9,633,207)	(13,269,761)	(13,491,163)
Future	-	-	-	-	-	-	-	-	-	(19,366)
Forward purchases	(1,930,410)	(200)	(1,930,610)	9.1	(48,468)	(14,139)	(31,930)	(1,836,073)	(1,930,610)	(988,100)
Forward sales	(3,656,324)	-	(3,656,324)	17.3	(609,578)	(319,860)	(468,276)	(2,258,610)	(3,656,324)	(1,088,970)
Premiums on written options	(1,747,997)	(561,973)	(2,309,970)	10.9	(317,375)	(151,300)	(60,595)	(1,780,700)	(2,309,970)	(3,110,083)
Total liabilities (B)	(18,919,881)	(2,246,784)	(21,166,665)	100.0	(1,298,201)	(1,102,248)	(3,257,626)	(15,508,590)	(21,166,665)	(18,697,682)
Net Effect (A-B)	6,105,048	1,500,669	7,605,717		4,386,450	(632,584)	299,891	3,551,960	7,605,717	6,117,711

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in March 31, 2021	Total in December 31, 2020
Futures contracts (1)	207,248,669	28,001,508	23,279,858	57,660,678	316,190,713	400,979,558
Option contracts	273,962,560	239,347,188	59,635,390	24,540,334	597,485,472	657,569,346
Forward contracts (1)	35,716,231	33,213,874	52,704,078	7,387,356	129,021,539	98,747,834
Swap contracts	13,256,716	4,582,703	24,450,390	105,809,457	148,099,266	116,612,344
Total in March 31, 2021	530,184,176	305,145,273	160,069,716	195,397,825	1,190,796,990	
Total in December 31, 2020	434,677,889	319,871,847	239,501,937	279,857,409		1,273,909,082

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On March 31, 2021	On December 31, 2020
Government securities		
National treasury notes	4,658,621	4,368,766
Total	4,658,621	4,368,766

e) Revenues and expenses, net

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Swap contracts	1,474,637	296,481
Forward contracts (1)	(1,599,690)	(314,608)
Option contracts	226,291	514,547
Futures contracts (1)	(1,800,039)	(16,227,265)
Foreign exchange variation of assets and liabilities overseas	2,591,908	6,614,364
Total (Note 10III)	893,107	(9,116,481)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total in March 31, 2021	Total in December 31, 2020
B3 (stock exchange)	886,399,371	1,034,782,001
B3 (over-the-counter)	**254,771,903**	**203,170,377**
- Financial Institutions	62,852,228	44,352,093
- Companies	191,537,517	158,472,894
- Individuals	382,158	345,390
Overseas (stock exchange) (1)	22,113,910	15,256,532
Overseas (over-the-counter) (1)	27,511,806	20,700,172
Total	1,190,796,990	1,273,909,082

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total in March 31, 2021	Total in December 31, 2020
Risk received in credit Swaps:	4,669,273	3,872,939
- Debt securities issued by companies	1,169,741	1,024,244
- Bonds of the Brazilian public debt	3,051,155	2,580,026
- Bonds of foreign public debt	448,377	268,669
Risk transferred in credit Swaps:	(1,059,698)	(1,304,372)
- Brazilian public debt derivatives	(364,627)	(332,589)
- Foreign public debt derivatives	(695,071)	(971,783)
Total net credit risk value	3,609,575	2,568,567
Effect on Shareholders' Equity	111,553	105,226
Remuneration on the counterparty receiving the risk	(56,523)	(26,462)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On March 31, 2021, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

R$ thousand

Strategy	Hedge instrument Market value	Hedge object Market value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	29,647,799	29,869,578	(529,802)	(291,391)
Hedge of interest payments on funding (2)	87,522,360	86,748,695	706,565	388,611
Total in March 31, 2021	117,170,159	116,618,273	176,763	97,220
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (1)	128,431,775	126,398,921	(316,082)	(173,845)
Total in December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2023, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(18,933) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the first quarter of 2021 and 2020.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	Hedge instrument Market value	Hedge object Market value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
				R$ thousand
Hedge of exchange variation on future cash flows (1)	4,114,186	2,860,041	(898,752)	(471,328)
Total in March 31, 2021	4,114,186	2,860,041	(898,752)	(471,328)
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total in December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$359 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the first quarter of 2020 was R$(2,784) thousand (R$(6,183) thousand in 2020).

III) Revenue from financial intermediation from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

		R$ thousand
	Three months ended on March 31	
	2021	2020
Fixed income securities (1)	5,244,972	8,072,352
Interbank investments (Note 7b)	1,691,192	1,760,000
Equity securities	(666,856)	(813,424)
Subtotal	6,269,308	9,018,928
Financial income from insurance, pension plans and capitalization bonds (2)	3,145,392	972,642
Derivative financial instruments (Note 17e)	893,107	(9,116,481)
Total	10,307,807	875,089

(1) In the first quarter of 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), in the amount of R$41,988 thousand (R$412,255 thousand in 2020), net of constitution/reversal. There was no result from a sale or transfer of financial assets in the quarter ended March 31, 2021 (R$174,696 thousand in 2020); and
(2) In the first quarter of 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$4,907,536 thousand (R$4,933,654 thousand in 2020) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(1,762,144) thousand (R$(3,961,012) thousand in 2020) (Note 17e).

11) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

R$ thousand

	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in March 31, 2021 (A)	% (4)	Total in December 31, 2020 (A)	% (4)
Discounted trade receivables and loans (1)	19,681,897	12,832,325	12,544,280	26,732,654	36,530,624	126,328,525	234,650,305	39.7	228,926,469	39.7
Financing and on-lending	9,787,094	5,706,782	4,948,114	12,691,095	22,489,111	123,886,126	179,508,322	30.5	175,522,629	30.4
Agricultural and agribusiness loans	580,191	829,263	1,614,445	4,633,427	4,413,400	8,284,295	20,355,021	3.5	19,796,632	3.4
Subtotal - Loans	30,049,182	19,368,370	19,106,839	44,057,176	63,433,135	258,498,946	434,513,648	73.7	424,245,730	73.5
Leases	93,899	97,693	85,046	259,169	479,885	1,619,773	2,635,465	0.4	2,612,693	0.5
Advances on foreign exchange contracts (2)	2,551,117	2,430,015	1,509,536	3,031,822	3,673,453	72,430	13,268,373	2.3	7,531,922	1.3
Subtotal - Loans, leases and other advances	32,694,198	21,896,078	20,701,421	47,348,167	67,586,473	260,191,149	450,417,486	76.4	434,390,345	75.3
Other receivables (3)	21,493,990	9,424,900	7,163,262	8,316,946	4,780,211	318,752	51,498,061	8.7	53,151,506	9.2
Subtotal - Credit portfolio	54,188,188	31,320,978	27,864,683	55,665,113	72,366,684	260,509,901	501,915,547	85.1	487,541,851	84.5
Acquisition of credit card receivables	3,796,142	1,250,389	900,293	958,747	160,148	-	7,065,719	1.2	8,349,458	1.4
Subtotal – Credit portfolio and Acquisition of credit card receivables	57,984,330	32,571,367	28,764,976	56,623,860	72,526,832	260,509,901	508,981,266	86.3	495,891,309	85.9
Sureties and guarantees	610,162	928,109	576,989	5,945,836	15,737,559	55,456,895	79,255,550	13.5	80,236,602	13.9
Guarantee given on rural loans assigned	-	-	-	-	10,474	45,264	55,738	-	49,335	-
Letters of credit for imports	175,479	50,355	59,181	344,516	157,708	134,282	921,521	0.2	1,056,613	0.2
Confirmed exports loans	339	3,817	4,635	237	1,225	-	10,253	-	10,034	-
Total - Memorandum accounts	785,980	982,281	640,805	6,290,589	15,906,966	55,636,441	80,243,062	13.7	81,352,584	14.1
Total on March 31, 2021	58,770,310	33,553,648	29,405,781	62,914,449	88,433,798	316,146,342	589,224,328	100.0		
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,806,256	312,855,304			577,243,893	100.0

									R$ thousand
	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in March 31, 2021 (B)	% (4)	Total in December 31, 2020 (B)	% (4)
Discounted trade receivables and loans (1)	1,000,672	1,054,818	892,375	1,655,418	2,423,156	7,026,439	86.4	6,801,586	83.3
Financing and on-lending	183,942	274,552	86,085	145,467	103,018	793,064	9.7	867,296	10.6
Agricultural and agribusiness loans	3,219	11,698	10,305	54,915	30,214	110,351	1.4	202,882	2.5
Subtotal - Loans	1,187,833	1,341,068	988,765	1,855,800	2,556,388	7,929,854	97.5	7,871,764	96.4
Leases	756	663	454	765	619	3,257	-	3,878	-
Advances on foreign exchange contracts (2)	9,080	1,451	3,200	4,446	-	18,177	0.2	75,506	0.9
Subtotal - Loans, leases and other advances	1,197,669	1,343,182	992,419	1,861,011	2,557,007	7,951,288	97.7	7,951,148	97.3
Other receivables (3)	31,136	5,589	6,100	47,595	100,628	191,048	2.3	217,861	2.7
Total on March 31, 2021	1,228,805	1,348,771	998,519	1,908,606	2,657,635	8,142,336	100.0		
Total on December 31, 2020	1,316,834	976,552	779,041	1,888,198	3,208,384			8,169,009	100.0

										R$ thousand
	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in March 31, 2021 (C)	% (4)	Total in December 31, 2020 (C)	% (4)
Discounted trade receivables and loans (1)	708,317	556,439	552,299	1,410,335	2,329,589	7,389,328	12,946,307	73.9	10,025,193	73.6
Financing and on-lending	165,574	155,534	149,977	424,860	729,920	2,821,289	4,447,154	25.4	3,459,717	25.4
Agricultural and agribusiness loans	1,075	789	1,020	3,784	11,210	34,786	52,664	0.3	63,519	0.5
Subtotal - Loans	874,966	712,762	703,296	1,838,979	3,070,719	10,245,403	17,446,125	99.6	13,548,429	99.5
Leases	755	744	714	2,076	3,956	11,513	19,758	0.1	29,867	0.2
Subtotal - Loans	875,721	713,506	704,010	1,841,055	3,074,675	10,256,916	17,465,883	99.7	13,578,296	99.7
Other receivables (3)	3,904	3,400	3,092	8,252	10,896	19,111	48,655	0.3	43,855	0.3
Total on March 31, 2021	879,625	716,906	707,102	1,849,307	3,085,571	10,276,027	17,514,538	100.0		
Total on December 31, 2020	683,129	633,161	575,302	1,445,668	2,409,882	7,875,009			13,622,151	100.0

R$ thousand

	Total			
	Total in March 31, 2021 (A+B+C)	% (4)	Total in December 31, 2020 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	254,623,051	41.6	245,753,248	41.1
Financing and on-lending	184,748,540	30.0	179,849,642	30.0
Agricultural and agribusiness loans	20,518,036	3.3	20,063,033	3.3
Subtotal - Loans	459,889,627	74.9	445,665,923	74.4
Leases	2,658,480	0.4	2,646,438	0.4
Advances on foreign exchange contracts (2)	13,286,550	2.2	7,607,428	1.3
Subtotal - Loans, leases and other advances	475,834,657	77.5	455,919,789	76.1
Other receivables (3)	51,737,764	8.4	53,413,222	8.9
Subtotal – Credit portfolio	527,572,421	85.9	509,333,011	85.0
Acquisition of credit card receivables	7,065,719	1.1	8,349,458	1.4
Subtotal – Credit portfolio and Acquisition of credit card receivables	534,638,140	87.0	517,682,469	86.4
Sureties and guarantees	79,255,550	12.9	80,236,602	13.4
Guarantee given on rural loans assigned	55,738	-	49,335	-
Letters of credit for imports	921,521	0.1	1,056,613	0.2
Confirmed exports loans	10,253	-	10,034	-
Total - Memorandum accounts	80,243,062	13.0	81,352,584	13.6
Total on March 31, 2021	614,881,202	100.0		
Total on December 31, 2020			599,035,053	100.0

(1) Including credit card loans of R$9,068,908 thousand (R$9,922,375 thousand in December, 2020);

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";

(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$32,951,264 thousand (R$34,605,794 thousand in December, 2020); and

(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

b) Modalities and levels of risk - credit portfolio and sureties and guarantees

R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total in March 31, 2021	% (1)	Total in December 31, 2020	% (1)
Discounted trade receivables and loans	26,298,224	65,173,883	74,308,698	43,337,409	13,207,518	5,500,128	6,295,150	3,081,829	17,420,212	254,623,051	42.0	245,753,248	41.7
Financing and on-lending	104,519,485	36,879,759	21,902,506	12,820,083	2,705,280	1,683,827	2,019,529	1,090,678	1,127,393	184,748,540	30.4	179,849,642	30.5
Agricultural and agribusiness loans	5,827,062	8,667,522	4,795,215	929,486	117,712	63,967	14,995	18,626	83,451	20,518,036	3.4	20,063,033	3.4
Subtotal - Loans	136,644,771	110,721,164	101,006,419	57,086,978	16,030,510	7,247,922	8,329,674	4,191,133	18,631,056	459,889,627	75.8	445,665,923	75.6
Leases	155,627	936,858	1,451,478	37,764	18,891	11,668	2,206	18,111	25,877	2,658,480	0.4	2,646,438	0.4
Advances on foreign exchange contracts (2)	6,120,110	2,463,068	3,241,509	1,289,062	14,749	22,180	-	27,683	108,189	13,286,550	2.2	7,607,428	1.3
Subtotal - Loans, leases and other advances	142,920,508	114,121,090	105,699,406	58,413,804	16,064,150	7,281,770	8,331,880	4,236,927	18,765,122	475,834,657	78.4	455,919,789	77.3
Other receivables	13,726,836	15,611,057	9,598,318	10,588,681	1,386,741	174,947	51,095	81,171	518,918	51,737,764	8.5	53,413,222	9.1
Subtotal – Credit portfolio	156,647,344	129,732,147	115,297,724	69,002,485	17,450,891	7,456,717	8,382,975	4,318,098	19,284,040	527,572,421	86.9	509,333,011	86.4
Sureties and guarantees (3)	68,838,837	2,332,467	1,216,731	28	3,966,814	2,900,673	-	-	-	79,255,550	13.1	80,236,602	13.6
Total on March 31, 2021	225,486,181	132,064,614	116,514,455	69,002,513	21,417,705	10,357,390	8,382,975	4,318,098	19,284,040	606,827,971	100.0		
%	37.1	21.8	19.2	11.4	3.5	1.7	1.4	0.7	3.2	100.0			
Total on December 31, 2020	219,472,906	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,293,396			589,569,613	100.0
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4			100.0	

(1) Percentage of each type in relation to the total loan portfolio, excluding loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 22b.

c) Composition of credit portfolio by risk level and delay situation

I) Levels of risk

R$ thousand

	Levels of risk												
						Non-performing loans (3)							
	AA	A	B	C	D	E	F	G	H	Total in March 31, 2021	% (1)	Total in December 31, 2020	% (1)
Installments not yet due	-	-	1,922,156	2,577,859	3,364,800	1,976,456	1,238,233	1,191,762	5,243,272	17,514,538	100.0	13,622,151	100.0
1 to 30	-	-	111,632	172,021	165,732	90,465	52,132	56,143	231,500	879,625	5.0	683,129	5.0
31 to 60	-	-	90,386	126,901	132,581	76,736	45,433	49,950	194,919	716,906	4.1	633,161	4.7
61 to 90	-	-	91,131	119,837	133,318	75,749	44,999	48,717	193,351	707,102	4.0	575,302	4.2
91 to 180	-	-	194,744	285,040	335,385	208,721	124,923	134,379	566,115	1,849,307	10.6	1,445,668	10.6
181 to 360	-	-	304,361	469,455	572,764	353,113	218,497	235,480	931,901	3,085,571	17.6	2,409,882	17.7
More than 360	-	-	1,129,902	1,404,605	2,025,020	1,171,672	752,249	667,093	3,125,486	10,276,027	58.7	7,875,009	57.8
Past-due installments (2)	-	-	416,009	695,487	912,470	719,887	551,806	589,898	4,256,779	8,142,336	100.0	8,169,009	100.0
1 to 14	-	-	11,401	46,419	49,818	31,703	20,138	24,384	150,504	334,367	4.1	360,712	4.4
15 to 30	-	-	252,754	193,963	146,784	59,373	35,681	30,302	175,581	894,438	11.0	956,122	11.7
31 to 60	-	-	151,854	419,818	248,755	104,985	60,474	61,771	301,114	1,348,771	16.6	976,552	12.0
61 to 90	-	-	-	17,365	412,188	121,173	60,457	59,438	327,898	998,519	12.2	779,041	9.5
91 to 180	-	-	-	6,881	49,207	381,055	356,166	392,852	722,445	1,908,606	23.4	1,888,198	23.1
181 to 360	-	-	-	11,041	5,718	21,598	18,890	21,151	2,539,718	2,618,116	32.2	3,137,491	38.4
More than 360	-	-	-	-	-	-	-	-	39,519	39,519	0.5	70,893	0.9
Subtotal – Loans	-	-	2,338,165	3,273,346	4,277,270	2,696,343	1,790,039	1,781,660	9,500,051	25,656,874		21,791,160	
Specific provision	-	-	23,382	98,201	427,727	808,903	895,020	1,247,162	9,500,051	13,000,446		11,961,634	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

													R$ thousand
	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in March 31, 2021	% (1)	Total in December 31, 2020	% (1)
Installments not yet due	156,459,982	129,447,222	112,891,527	65,541,488	13,092,478	4,736,223	6,583,367	2,527,796	9,740,977	501,021,060	99.8	486,587,327	99.8
1 to 30	14,506,545	18,857,334	8,208,940	9,010,381	1,483,830	251,969	359,209	139,898	475,595	53,293,701	10.6	44,177,948	9.1
31 to 60	8,918,346	10,175,276	5,631,543	5,248,203	755,034	198,492	60,382	52,348	281,354	31,320,978	6.2	30,282,983	6.2
61 to 90	8,902,081	6,976,079	5,269,472	4,644,045	753,200	177,997	749,664	87,619	304,526	27,864,683	5.6	26,424,865	5.4
91 to 180	13,991,579	15,771,852	12,346,821	9,953,774	1,279,496	816,755	317,914	149,844	1,037,078	55,665,113	11.1	62,087,977	12.7
181 to 360	21,631,041	18,743,110	17,330,218	10,338,562	2,016,355	628,210	416,453	333,758	928,977	72,366,684	14.4	68,743,531	14.1
More than 360	88,510,390	58,923,571	64,104,533	26,346,523	6,804,563	2,662,800	4,679,745	1,764,329	6,713,447	260,509,901	51.9	254,870,023	52.3
Past due up to 14 days	187,362	284,925	68,032	187,651	81,143	24,151	9,569	8,642	43,012	894,487	0.2	954,524	0.2
Subtotal - Loans	156,647,344	129,732,147	112,959,559	65,729,139	13,173,621	4,760,374	6,592,936	2,536,438	9,783,989	501,915,547		487,541,851	100.0
Generic provision	-	648,661	1,129,596	1,971,874	1,317,362	1,428,112	3,296,467	1,775,506	9,783,989	21,351,567		22,737,256	
Total on March 31, 2021	156,647,344	129,732,147	115,297,724	69,002,485	17,450,891	7,456,717	8,382,975	4,318,098	19,284,040	527,572,421			
Existing provision	-	788,773	2,001,550	6,273,184	4,737,496	3,591,603	5,070,411	4,172,631	19,284,040	45,919,688			
Minimum required provision	-	648,661	1,152,978	2,070,075	1,745,089	2,237,015	4,191,487	3,022,668	19,284,040	34,352,013			
Supplementary provision	-	140,112	848,572	4,203,109	2,992,407	1,354,588	878,924	1,149,963	-	11,567,675			
Total on December 31, 2020	150,473,894	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,293,396			509,333,011	
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,293,396			45,202,191	
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,293,396			34,698,890	
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-			10,503,301	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Breakdown of credit portfolio

R$ thousand

Level of risk	Portfolio balance								
	Non-performing loans								
	Installments past due	Installments not yet due	Total - non-performing loans	Performing loans	Total	% (1)	% Three months ended on March 31, 2021 (2)	Cumulative % on December 31, 2020 (2)
AA	-	-	-	156,647,344	156,647,344	29.7	29.7	29.6
A	-	-	-	129,732,147	129,732,147	24.5	54.2	53.1
B	416,009	1,922,156	2,338,165	112,959,559	115,297,724	21.9	76.1	75.9
C	695,487	2,577,859	3,273,346	65,729,139	69,002,485	13.1	89.2	88.7
Subtotal - Loans	1,111,496	4,500,015	5,611,511	465,068,189	470,679,700	89.2		
D	912,470	3,364,800	4,277,270	13,173,621	17,450,891	3.3	92.5	92.3
E	719,887	1,976,456	2,696,343	4,760,374	7,456,717	1.4	93.9	93.7
F	551,806	1,238,233	1,790,039	6,592,936	8,382,975	1.6	95.5	95.2
G	589,898	1,191,762	1,781,660	2,536,438	4,318,098	0.8	96.3	96.0
H	4,256,779	5,243,272	9,500,051	9,783,989	19,284,040	3.7	100.0	100.0
Subtotal - Loans	7,030,840	13,014,523	20,045,363	36,847,358	56,892,721	10.8		
Total on March 31, 2021	8,142,336	17,514,538	25,656,874	501,915,547	527,572,421	100.0		
%	1.5	3.3	4.8	95.2	100.0			
Total on December 31, 2020	8,169,009	13,622,151	21,791,160	487,541,851	509,333,011			
%	1.6	2.7	4.3	95.7	100.0			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

R$ thousand

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total in March 31, 2021	488,288,905	9,244,228	12,921,139	4,078,521	6,780,585	6,103,683	155,360	527,572,421
Total in December 31, 2020	473,967,655	9,877,889	11,034,801	3,327,229	4,869,964	6,005,697	249,776	509,333,011

IV) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we demonstrate below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

R$ thousand

Rating	On March 31, 2021		On December 31, 2020	
	Assets	Provision	Assets	Provision
AA	12,585	-	14,144	-
A	35,869	27	93,650	70
B	228,913	579	272,091	408
C	1,045,792	15,671	977,458	14,330
D	60,979	2,743	113,968	5,127
E	12,248	918	6,991	524
F	2,756	289	2,227	234
G	1,753	263	1,348	202
H	7,716	1,157	5,188	778
Total	1,408,612	21,648	1,487,065	21,673

d) Concentration of loans

R$ thousand

	On March 31, 2021	% (1)	On December 31, 2020	% (1)
Largest borrower	10,152,716	1.9	10,661,873	2.1
10 largest borrowers	40,629,442	7.7	38,638,446	7.6
20 largest borrowers	57,740,217	10.9	56,123,996	11.0
50 largest borrowers	82,016,577	15.5	80,415,643	15.8
100 largest borrowers	101,346,940	19.2	98,516,270	19.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

R$ thousand

	On March 31, 2021	%	On December 31, 2020	%
Public sector	11,171,174	2.1	11,810,973	2.3
Oil, derivatives and aggregate activities	10,152,716	1.9	10,661,873	2.1
Production and distribution of electricity	1,003,618	0.2	1,074,867	0.2
Other industries	14,840	-	74,233	-
Private sector	516,401,247	97.9	497,522,038	97.7
Companies	250,440,225	47.5	241,092,358	47.3
Real estate and construction activities	19,521,210	3.7	20,092,249	3.9
Retail	37,433,816	7.1	36,498,461	7.2
Services	35,602,042	6.7	30,108,475	5.9
Transportation and concession	23,531,849	4.5	23,662,184	4.6
Automotive	14,740,733	2.8	15,625,309	3.1
Food products	14,155,650	2.7	13,378,255	2.6
Wholesale	16,388,774	3.1	16,479,704	3.2
Production and distribution of electricity	6,705,364	1.3	6,979,203	1.4
Iron and steel industry	9,724,667	1.8	10,036,586	2.0
Sugar and alcohol	7,828,632	1.5	6,878,558	1.4
Holding	2,234,750	0.4	2,971,345	0.6
Capital goods	3,344,942	0.6	3,408,997	0.7
Pulp and paper	3,591,981	0.7	3,589,015	0.7
Chemical	6,258,669	1.2	5,510,960	1.1
Cooperative	4,046,532	0.8	3,829,556	0.8
Financial	2,749,188	0.5	3,062,861	0.6
Leisure and tourism	4,024,534	0.8	4,011,957	0.8
Textiles	2,429,679	0.5	2,481,493	0.5
Agriculture	1,626,101	0.3	1,631,959	0.3
Oil, derivatives and aggregate activities	2,073,881	0.4	2,177,060	0.4
Other industries	32,427,231	6.1	28,678,171	5.6
Individuals	265,961,022	50.4	256,429,680	50.3
Total	527,572,421	100.0	509,333,011	100.0

f) Changes in the renegotiated portfolio

	R$ thousand	
	2021	2020
Opening balance on exercise	29,757,140	19,030,657
Amount renegotiated	7,949,014	4,202,378
Amount received/Others (1)	(7,255,197)	(2,521,726)
Write-offs	(1,084,553)	(1,081,498)
Closing balance on March 31	29,366,404	19,629,811
Allowance for loan losses expense	18,724,491	13,119,157
Percentage on renegotiated portfolio	63.8%	66.8%

(1) Includes the settlement of renegotiated contracts through new transactions.

g) Income from loans and leases

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Discounted trade receivables and loans	11,750,210	13,133,755
Financing and on-lending	4,252,165	4,536,424
Agricultural and agribusiness loans	322,532	383,729
Subtotal - Loans	16,324,907	18,053,908
Recovery of credits charged-off as losses	1,725,866	1,410,426
Subtotal - Loans	18,050,773	19,464,334
Leases, net of expenses	49,535	62,502
Total	18,100,308	19,526,836

h) Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I) Composition - Provisions for Expected Losses Associated with Credit Risk

R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Three months ended on March 31, 2021 (1)	Cumulative % on December 31, 2020 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	648,661	648,661	140,112	788,773	0.6	0.6
B	1.0	4,160	19,222	23,382	1,129,596	1,152,978	848,572	2,001,550	1.7	1.2
C	3.0	20,865	77,336	98,201	1,971,874	2,070,075	4,203,109	6,273,184	9.1	8.9
Subtotal - Loans		25,025	96,558	121,583	3,750,131	3,871,714	5,191,793	9,063,507	1.9	1.8
D	10.0	91,247	336,480	427,727	1,317,362	1,745,089	2,992,407	4,737,496	27.1	26.6
E	30.0	215,966	592,937	808,903	1,428,112	2,237,015	1,354,588	3,591,603	48.2	48.3
F	50.0	275,903	619,117	895,020	3,296,467	4,191,487	878,924	5,070,411	60.5	60.8
G	70.0	412,929	834,233	1,247,162	1,775,506	3,022,668	1,149,963	4,172,631	96.6	97.1
H	100.0	4,256,779	5,243,272	9,500,051	9,783,989	19,284,040	-	19,284,040	100.0	100.0
Subtotal - Loans		5,252,824	7,626,039	12,878,863	17,601,436	30,480,299	6,375,882	36,856,181	64.8	64.7
Total on March 31, 2021		5,277,849	7,722,597	13,000,446	21,351,567	34,352,013	11,567,675	45,919,688	8.7	
%		11.5	16.8	28.3	46.5	74.8	25.2	100.0		
Total on December 31, 2020		5,738,357	6,223,277	11,961,634	22,737,256	34,698,890	10,503,301	45,202,191		8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

II) Changes in provision for expected losses

		R$ thousand
	2021	2020
- Specific provision (1)	11,961,634	14,384,380
- Generic provision (2)	22,737,256	15,371,677
- Supplementary provision (3)	10,503,301	6,884,368
Opening balance on exercise	45,202,191	36,640,425
Accounting for allowance for loan losses (Note 11h III)	4,710,956	7,326,144
Write-offs	(4,308,004)	(4,216,345)
Exchange variation	314,545	557,772
Closing balance on March 31	45,919,688	40,307,996
- Specific provision (1)	13,000,446	16,456,695
- Generic provision (2)	21,351,567	14,505,608
- Supplementary provision (3)	11,567,675	9,345,693

(1) For contracts with installments past-due for more than 14 days;

(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and

(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capt ure historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic sce narios (positive, expected and adverse);

III) Expected Credit Loss Associated with Credit Risk expense

Expenses with the expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

		R$ thousand
	Three months ended on March 31	
	2021	2020
Amount recorded	4,710,956	7,326,144
Amount recovered	(1,725,865)	(1,410,426)
Allowance for Loan Losses expense net of amounts recovered (1)	2,985,091	5,915,718

(1) In the first quarter of 2021, there was an assignment of credit for active operations, in the amount of R$261,760 thousand, whose sale value was R$44,438 thousand and credit assignments for operations already written off for losses, without retaining risks and benefits in the amount of R$2,937,788 thousand (R$6,439,584 thousand in 2020), whose sale value was R$182,572 thousand (R$147,950 thousand in 2020).

12) OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand	
	On March 31, 2021	On December 31, 2020
Foreign exchange portfolio (a)	44,556,939	25,944,605
Credit card operations	32,951,264	34,605,794
Trade and credit receivables	18,776,813	19,107,790
Debtors for escrow deposits	18,695,164	18,489,500
Securities trading	7,372,848	6,111,610
Receivable insurance premiums	4,213,487	4,456,175
Receivables	1,313,072	1,300,355
Payments made to be reimbursed	706,197	619,754
Receivables on sureties and guarantees honored	165,331	146,158
Other investments	48,441	48,441
Receivables from sale of assets	113,333	123,797
Total	128,912,889	110,953,979

a) Foreign exchange portfolio

Balances

	R$ thousand	
	On March 31, 2021	On December 31, 2020
Assets – other financial instruments		
Exchange purchases pending settlement	29,215,359	17,464,744
Foreign exchange and forward documents in foreign currencies	9,232	2,589
Exchange sale receivables	15,507,433	8,823,836
(-) Advances in domestic currency received	(362,106)	(536,195)
Income receivable on advances granted	187,021	189,631
Total	44,556,939	25,944,605
Liability - Other financial instruments		
Exchange sales pending settlement	16,641,850	9,396,397
Exchange purchase payables	27,452,473	16,968,588
(-) Advances on foreign exchange contracts	(13,286,550)	(7,607,428)
Other	80	74
Total	30,807,853	18,757,631
Net foreign exchange portfolio	13,749,086	7,186,974
Memorandum accounts:		
- Loans available for import	921,521	1,056,613
- Confirmed exports loans	10,253	10,034

Foreign exchange results

Net foreign exchange income for presentation purposes

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Revenue from financial intermediation – foreign exchange income	1,506,619	5,019,514
Adjustments:		
- Income on foreign currency financing (1)	64,332	225,239
- Income on export financing (1)	387,471	501,952
- Expenses of liabilities with foreign bankers (2) (Note 17d)	(726,521)	(3,940,999)
- Funding expenses (3)	(387,320)	(500,532)
- Other (4)	(242,538)	(939,199)
Total adjustments	(904,576)	(4,653,539)
Net foreign exchange income	602,043	365,975

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the exchange rate variations of amounts invested in foreign currency.

13) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in the consolidated financial statements

	R$ thousand	
	On March 31, 2021	On December 31, 2020
- Cielo S.A.	3,471,430	3,461,009
- Elo Participações Ltda.	1,618,025	1,503,206
- Fleury S.A.	1,209,554	1,206,372
- Swiss Re Corporate Solutions Brasil	326,536	332,244
- Haitong Banco de Investimento do Brasil S.A.	105,773	106,085
- Others	320,472	437,794
Total investment in associates and jointly controlled companies – in Brazil and Overseas	7,051,790	7,046,710

b) The income/expense from the equity method accounting of investments was recognized in the income statement, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

R$ thousand

Companies	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income accumulated on March 31		Equity accounting adjustments accrued on march 31 (1)	
			Ordinary (ON)	Preferential (PN)			2021	2020	2021	2020
- Elo Participações Ltda. (2)	1,052,000	3,235,403	-	-	526,105	50.01%	227,209	161,020	113,627	80,526
- Haitong Banco de Investimento do Brasil S.A.	420,000	528,865	12,734	12,734	-	20.00%	1,440	6,460	288	1,292
- Others (3)	-	-	-	-	-	-			90,778	119,072
Share of profit (loss) of unconsolidated and jointly controlled companies									204,693	200,890

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2) Investment in jointly controlled companies; and

(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A. until March 2020).

14) PREMISES AND EQUIPMENT

					R$ thousand	
	Annual depreciation rate	Cost	Depreciation	Accumulated Impairment of Assets	Cost net of depreciation	
					On March 31, 2021	On December 31, 2020
Property and equipment:						
- Buildings	4%	2,750,975	(952,664)	(3,227)	1,795,084	1,816,468
- Land	-	832,497	-	30,983	863,480	863,480
Facilities, furniture and premises and equipment	10%	6,150,867	(3,537,469)	(66,751)	2,546,647	2,623,051
Security and communication systems	10%	386,560	(245,148)	-	141,412	152,264
Data processing systems	20 to 40%	10,179,669	(6,655,329)	-	3,524,340	3,357,720
Transportation systems	10 to 20%	196,076	(86,334)	(456)	109,286	113,015
Fixed Assets in course	-	536,054	-	-	536,054	519,465
Total in March 31, 2021		21,032,698	(11,476,944)	(39,451)	9,516,303	
Total in December 31, 2020		20,923,269	(11,433,018)	(44,788)		9,445,463

The fixed assets to shareholders' equity ratio is 29.9% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

15) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions, net of provisions for impairment recoverable assets, totaled R$4,409,667 thousand (R$4,874,282 thousand in 2020), net of accumulated amortization, as applicable, of which: (i) R$1,370,638 thousand (R$1,370,638 thousand in 2020) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$3,039,039 thousand (R$3,503,644 thousand in 2020) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the first quarter of 2021, goodwill was amortized totaling R$471,657 thousand (R$386,699 thousand in 2020) (Note 32).

b) Intangible assets

Acquired intangible assets consist of:

				R$ thousand	
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				On March 31, 2021	On December 31, 2020
Acquisition of rights to provide financial services	Contract	8,057,009	(4,183,270)	3,873,739	4,151,613
Software	20%	12,733,497	(8,703,238)	4,030,259	3,988,313
Goodwill (2)	Up to 20%	13,569,245	(9,973,792)	3,595,453	4,060,058
Other	Contract	436,421	(390,181)	46,240	50,604
Total in March 31, 2021		34,796,172	(23,250,481)	11,545,691	
Total in December 31, 2020		34,395,581	(22,144,993)		12,250,588

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On March 31, 2021, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,621,306 thousand (R$7,706,513 thousand in 2020), Odonto System – R$133,014 thousand (R$143,223 thousand in 2020), Bradescard Mexico - R$12,459 thousand (R$12,796 thousand in 2020), Bradesco BBI – R$64,627 thousand (R$69,026 thousand in 2021), Kirton Bank - R$1,065,119 thousand (R$1,421,663 thousand in 2020) and RCB Investimentos - R$130,012 thousand (R$141,023 thousand in 2020).

c) Changes in intangible assets by type

R$ thousand

	On December 31, 2020	Additions / (reductions)	Amortization for the period	On March 31, 2021
Acquisition of financial services rights	4,151,613	37,084	(314,958)	3,873,739
Software	3,988,313	182,355	(140,409)	4,030,259
Goodwill – Future profitability	3,016,257	7,052	(328,258)	2,695,051
Goodwill – Based on intangible assets and other reasons	573,316	-	(134,997)	438,319
Goodwill – Difference in fair value of assets/liabilities	470,485	-	(8,402)	462,083
Other	50,604	81,595	(85,959)	46,240
Total in March 31, 2021	12,250,588	308,086	(1,012,983)	11,545,691
Total in March 31, 2020	11,522,768	1,022,529	(1,030,652)	11,514,645

16) OTHER ASSETS

R$ thousand

	On March 31, 2021	On December 31, 2020
Prepaid taxes	14,299,905	15,330,420
Other assets and values (a)	5,527,862	5,358,150
Other debtors	2,921,257	3,437,752
Interbank and interdepartmental accounts	826,874	669,474
Specific receivables	115,214	105,410
Other	2,029,727	1,851,495
Total	25,720,839	26,752,701

a) Other Assets and Values

I) Non-financial assets held for sale/other

R$ thousand

	Cost	Accumulated Impairment of Assets	Cost net of provision	
			On March 31, 2021	On December 31, 2020
Real estate	2,663,980	(1,694,911)	969,069	995,567
Vehicles and similar	546,530	(330,563)	215,967	206,071
Inventories/warehouse	11,716	-	11,716	13,243
Machinery and equipment	4,273	(2,887)	1,386	1,487
Other	13,592	(13,460)	132	40
Total in March 31, 2021	3,240,091	(2,041,821)	1,198,270	
Total in December 31, 2020	3,251,170	(2,034,762)		1,216,408

II) Prepaid expenses

R$ thousand

	On March 31, 2021	On December 31, 2020
Deferred insurance acquisition costs (1)	1,100,027	1,070,033
Commission on the placement of loans and financing (2)	41,171	66,835
Advertising and marketing expenses (3)	353,764	404,145
Other (4)	792,809	565,967
Total	2,287,771	2,106,980

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

17) DEPOSITS FROM BANKS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021	On December 31, 2020
Demand deposits - Financial Institutions	1,306,223	-	-	-	1,306,223	1,593,170
Interbank deposits	52,341	1,936,173	322,905	144,689	2,456,108	797,216
Securities sold under agreements to repurchase (a)	234,054,144	3,529,733	-	1,670,933	239,254,810	217,108,353
Borrowings (b)	5,165,165	15,174,569	8,153,523	-	28,493,257	23,966,470
Onlending (c)	1,721,707	2,786,411	3,153,328	15,886,167	23,547,613	23,814,958
Total on March 31, 2021	242,299,580	23,426,886	11,629,756	17,701,789	295,058,011	
%	82.1	7.9	3.9	6.1	100.0	
Total on December 31, 2020	221,467,748	18,319,819	9,944,641	17,547,959		267,280,167
%	82.9	6.9	3.7	6.5		100.0

a) Securities sold under agreements to repurchase

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021	On December 31, 2020
Securities pledged as colateral	132,083,719	3,036,914	-	1,670,933	136,791,566	81,219,925
• Government securities	119,977,203	182,268	-	-	120,159,471	68,628,805
• Debentures	3,890,363	-	-	11,939	3,902,302	7,059,698
• Foreign	8,216,153	2,854,646	-	1,658,994	12,729,793	5,531,422
Securities received as colateral (1)	81,889,114	477,000	-	-	82,366,114	125,383,812
Right to sell or repledged the collateral (1)	20,081,311	15,819	-	-	20,097,130	10,504,616
Total on March 31, 2021	234,054,144	3,529,733	-	1,670,933	239,254,810	
%	97.8	1.5	-	0.7	100.0	
Total on December 31, 2020	215,010,248	561,529	10,993	1,525,583		217,108,353
%	99.0	0.3	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	On March 31, 2021	On December 31, 2020
Overseas	5,165,165	15,174,569	8,153,523	28,493,257	23,966,470
Total on March 31, 2021	5,165,165	15,174,569	8,153,523	28,493,257	
%	18.1	53.3	28.6	100.0	
Total on December 31, 2020	2,870,597	15,074,570	6,021,303		23,966,470
%	12.0	62.9	25.1		100.0

c) On-lending [(1)]

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021	On December 31, 2020
In Brazil	1,721,707	2,786,411	3,153,328	15,886,167	23,547,613	23,814,958
- FINAME	298,822	1,576,566	1,620,627	7,521,471	11,017,486	10,979,709
- BNDES	1,422,885	1,209,845	1,435,026	8,363,279	12,431,035	12,720,831
- National Treasury	-	-	97,651	-	97,651	112,354
- Other institutions	-	-	24	1,417	1,441	2,064
Total on March 31, 2021	1,721,707	2,786,411	3,153,328	15,886,167	23,547,613	
%	7.3	11.8	13.4	67.5	100.0	
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131		23,814,958
%	7.7	10.8	14.2	67.3		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Borrowing:		
- In Brazil	5,357	2,050
- Overseas	8,095,578	23,381,098
- Exchange variation from other assets and liabilities overseas	(2,898,379)	(11,706,844)
Subtotal borrowing	5,202,556	11,676,304
On-lending in Brazil:		
- BNDES	221,838	183,404
- FINAME	220,299	289,098
- National Treasury	636	1,340
- Other institutions	1	2
On-lending overseas:		
- Payables to foreign bankers (Note 12a)	726,521	3,940,999
Subtotal on-lending	1,169,295	4,414,843
Total	6,371,851	16,091,147

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Savings deposits	650,562	923,246
Time deposits	1,224,903	1,551,386
Securities sold under agreements to repurchase	1,571,648	2,562,969
Funds from securities issued (Note 19a)	1,158,668	2,442,830
Subordinated debts (Note 20b)	491,548	740,889
Other funding expenses	239,397	217,695
Subtotal	5,336,726	8,439,015
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	1,762,144	3,961,012
Total	7,098,870	12,400,027

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 10f III).

18) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021	On December 31, 2020
Demand deposits - customers (1)	48,494,033	-	-	-	48,494,033	50,247,334
Savings deposits (1)	134,181,158	-	-	-	134,181,158	136,698,248
Time deposits (2)	26,936,700	28,613,583	64,052,556	233,941,729	353,544,568	358,347,161
Total in March 31, 2021	209,611,891	28,613,583	64,052,556	233,941,729	536,219,759	
%	39.2	5.3	11.9	43.6	100.0	
Total in December 31, 2020	202,956,337	50,518,912	54,368,623	237,448,871		545,292,743
%	37.2	9.3	10.0	43.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the investments.

19) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On March 31, 2021	On December 31, 2020
Securities – Brazil:						
- Letters of credit for real estate	945,530	4,673,984	8,071,177	12,779,002	26,469,693	27,601,333
- Letters of credit for agribusiness	526,241	3,494,497	1,941,163	8,477,036	14,438,937	14,694,484
- Financial bills (1)	859,568	20,346,417	36,823,221	20,369,793	78,398,999	81,588,961
- Letters of credit guaranteed by property (2)	-	-	2,514,074	6,617,188	9,131,262	7,930,718
Subtotal	2,331,339	28,514,898	49,349,635	48,243,019	128,438,891	131,815,496
Securities – Overseas:						
- MTN Program Issues (3)	636,551	295,423	111,015	1,343,051	2,386,040	2,113,000
- Securitization of future flow of money orders received from overseas		516,847	285,882	8,939,104	9,741,833	9,119,512
- Issuance costs	-	-	-	(5,596)	(5,596)	(7,256)
Subtotal	636,551	812,270	396,897	10,276,559	12,122,277	11,225,256
Structured Operations Certificates	41,179	194,155	86,794	1,712,382	2,034,510	1,863,073
Total on March 31, 2021	3,009,069	29,521,323	49,833,326	60,231,960	142,595,678	
%	2.1	20.7	34.9	42.3	100.0	
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	74,738,087		144,903,825
%	1.7	23.0	23.7	51.6		100.0

(1) It includes the amount of R$2,047,361 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020;
(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$10,107,845 thousand (R$8,942,892 thousand in December 31, 2020), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 257.265 and 257 months and a term of 11.57 and 55 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.72% of total assets and 41.40% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 87.50% and 7.23%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and
(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2021	2020
Opening balance on exercise	144,903,825	170,727,563
Issuance	20,044,769	17,073,339
Interest	1,158,668	2,442,830
Settlement and interest payments	(24,592,917)	(18,681,859)
Exchange variation	1,081,333	978,178
Closing balance on March 31	142,595,678	172,540,051

20) SUBORDINATED DEBT

a) Composition by maturity

					R$ thousand
		Original term in years	Nominal amount	On March 31, 2021	On December 31, 2020
In Brazil					
Financial bills:					
	2022	7	4,305,011	6,714,396	6,662,957
	2023	7	1,347,452	2,026,480	2,011,986
	2024	7	67,450	96,097	93,765
	2025	7	5,425,906	6,160,867	6,126,601
	2027	7	401,060	407,440	403,352
	2021	8	-	-	2,565
	2023	8	1,699,346	2,829,655	2,798,899
	2024	8	136,695	200,081	196,932
	2025	8	6,193,653	6,300,861	6,340,117
	2026	8	694,800	787,734	783,605
	2028	8	55,437	56,245	55,702
	2021	9	7,000	15,543	15,460
	2024	9	4,924	9,629	9,347
	2025	9	370,344	514,010	507,771
	2027	9	89,700	106,456	104,782
	2021	10	17,461	53,015	56,608
	2022	10	54,143	133,064	128,910
	2023	10	688,064	1,355,810	1,318,725
	2025	10	284,137	622,504	596,797
	2026	10	196,196	340,612	329,699
	2027	10	256,243	347,113	338,894
	2028	10	248,300	319,236	308,959
	2030	10	134,500	143,122	139,596
	2026	11	3,400	5,432	5,477
	2027	11	47,046	66,550	65,771
	2028	11	74,764	103,745	100,369
	Perpetual		9,290,255	9,330,251	9,389,642
Subtotal in Brazil				39,045,948	38,893,288
Overseas:					
	2021	11	-	-	8,539,366
	2022	11	6,267,030	6,294,308	5,822,747
Issuance costs on funding				(10,082)	(9,169)
Subtotal overseas				6,284,226	14,352,944
Total (1) (2) (3)				45,330,174	53,246,232

(1) It includes the amount of R$24,736,620 thousand (R$26,741,610 thousand in December, 2019), refers to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 35b; and

(2) The information on results is presented on Note 17b, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) In the first quarter of 2021, the subordinated debt issued abroad - Bradesco Grand Cayman - reached the maturity date in value of the transaction R$8,314,720 thousand.

b) Movement of subordinated debts

	R$ thousand	
	2021	2020
Opening balance on exercise	53,246,232	49,313,508
Interest	491,548	740,889
Settlement and interest payments	(9,790,201)	(1,042,104)
Exchange variation/Others	1,382,595	3,221,317
Closing balance on March 31	45,330,174	52,233,610

21) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On March 31, 2021	On December 31, 2020
Interbank and interdepartmental accounts	26,959,112	28,284,539
Foreign exchange portfolio (Note 12a)	30,807,853	18,757,631
Obligations for operations linked to assignment	5,538,434	6,098,991
Securities trading	5,750,652	5,877,144
Total	69,056,051	59,018,305

22) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,228,085	1,225,279	236,257,576	237,436,250	-	-	237,485,661	238,661,529
Mathematical reserve for vested benefits (PMBC)	614,473	612,835	11,103,800	10,403,722	-	-	11,718,273	11,016,557
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,387,556	7,430,426	7,387,556	7,430,426
Reserve for claims incurred but not reported (IBNR)	4,331,498	4,040,072	982,217	945,744	-	-	5,313,715	4,985,816
Unearned premium reserve	4,438,643	4,381,913	1,949,838	1,719,098	-	-	6,388,481	6,101,011
Reserve for unsettled claims (PSL)	5,025,385	4,893,477	1,838,839	1,677,216	-	-	6,864,224	6,570,693
Reserve for financial surplus (PET)	-	-	869,845	783,786	-	-	869,845	783,786
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,029,858	1,053,215	1,029,858	1,053,215
Other reserves	3,123,928	3,136,012	4,895,426	4,780,007	86,372	87,278	8,105,726	8,003,297
Total technical provisions	18,762,012	18,289,588	257,897,541	257,745,823	8,503,786	8,570,919	285,163,339	284,606,330

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020
Total technical provisions	18,762,012	18,289,588	257,897,541	257,745,823	8,503,786	8,570,919	285,163,339	284,606,330
(+) Monetary effect on the preparation of LAT (3)	-	-	2,700,356	2,700,356	-	-	2,700,356	2,700,356
(-) Portion corresponding to contracted reinsurance	(24,367)	(21,617)	(16,903)	(13,114)	-	-	(41,270)	(34,731)
(-) Premiums receivables	(1,471,420)	(1,502,349)	-	-	-	-	(1,471,420)	(1,502,349)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,724,014)	(1,656,290)	-	-	-	-	(1,724,014)	(1,656,290)
Technical provisions to be covered	15,542,211	15,109,332	260,580,994	260,433,065	8,503,786	8,570,919	284,626,991	284,113,316
Investment fund quotas (VGBL and PGBL)	-	-	208,483,820	211,617,915	-	-	208,483,820	211,617,915
Investment fund quotas (excluding VGBL and PGBL)	4,549,209	4,367,527	29,751,004	29,465,654	786,439	785,435	35,086,652	34,618,616
Government securities	13,019,945	13,470,796	31,990,771	29,871,219	8,087,063	8,652,529	53,097,779	51,994,544
Private securities	25,640	34,580	60,627	79,114	-	-	86,267	113,694
Total assets held to guarantee technical provisions	17,594,794	17,872,903	270,286,222	271,033,902	8,873,502	9,437,964	296,754,518	298,344,769

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$3,044,169 thousand and the Reserve for Related Expenses of R$66,719 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,916,885 thousand, "Reserve for related expenses" of R$655,141 thousand and "Other technical provisions" of R$1,305,127 thousand;

(3) Following the provisions of SUSEP Circular 517/15 and subsequent amendments, the Liability Adequacy Test (TAP) is processed every six months, in December and June. The TAP result, carried out for the base date of December 31, 2020, presented a total shortfall of R $ 2,700,356 thousand that was fully offset by the portion corresponding to the difference between the market value and the book value of the linked securities as a guarantee of technical provisions classified in the category "held to maturity", as required by SUSEP Circular 517/15 and subsequent amendments. As a result, there was no need to set up a supplementary provision for coverage on the base date. According to Electronic Circular Letter nº 4/2019 / SUSEP / DIR4 / CGMOP, the Term Structure of Interest Rates (ETTJ) methodology will be reviewed by SUSEP, including, among others, the revision in the extrapolation methodology ("Ultimate Forward Rate" - UFR) and revision of the IGPM curve (given the low liquidity of available assets). Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used. The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on December 31, 2020, would be R $ 2,836,943 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the "held to maturity" category. Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R $ 13,877 thousand, net of taxes; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Written premiums	11,269,830	10,595,047
Pension plan contributions (including VGBL)	6,927,407	6,945,243
Capitalization bond income	1,338,393	1,460,433
Ceded coinsurance premiums	(245)	(19,532)
Refunded premiums	(6,629)	(15,186)
Net written premiums earned	19,528,756	18,966,005
Reinsurance premiums paid	(9,728)	(2,175)
Insurance, pension plan and capitalization bond retained premiums	19,519,028	18,963,830
Changes in technical provisions for insurance, pension plans and capitalization bonds	(7,926,594)	(7,559,935)
Capitalization bond prize draws and redemptions	(1,193,738)	(1,301,826)
Retained claims	(7,907,142)	(7,143,622)
Insurance, pension plan and capitalization expenses	(772,702)	(768,975)
Other income from insurance, pension plans and capitalization bonds	1,718,852	2,189,472

b) Other reserves

		R$ thousand
	On March 31, 2021	On December 31, 2020
Provision for contingencies (Note 23)	24,029,297	24,254,031
Provision for Financial guarantees provided (I)	2,164,579	2,219,444
Other	8,586,747	9,205,601
Total	34,780,623	35,679,076

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

				R$ thousand
	On March 31, 2021		On December 31, 2020	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,833,645	(854,370)	36,166,993	(856,200)
Bank sureties	42,317,340	(1,300,275)	43,056,285	(1,353,020)
Others	1,104,565	(9,934)	1,013,324	(10,224)
Total	79,255,550	(2,164,579)	80,236,602	(2,219,444)

23) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking

into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a reasonable possibility of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,690,402 thousand (R$2,702,641 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,846,318 thousand (R$1,785,787 thousand on December 31, 2020): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$910,357 thousand (R$1,262,225 thousand on December 31, 2020): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$637,223 thousand (R$635,802 thousand on December 31, 2020): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$473,362 thousand (R$415,785 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$441,672 thousand (R$440,524 thousand on December 31, 2020): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- INSS Autonomous Brokers – R$335,739 thousand (R$333,852 thousand on December 31, 2020): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

		R$ thousand
	On March 31, 2021	On December 31, 2020
Labor claims	6,867,614	6,890,498
Civil claims	9,091,127	9,092,421
Provision for tax risks	8,070,556	8,271,112
Total (Note 22b)	24,029,297	24,254,031

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112
Adjustment for inflation	201,682	123,725	22,629
Provisions, net of (reversals and write-offs)	236,245	292,794	(219,547)
Payments	(460,811)	(417,813)	(3,638)
Balance on March 31, 2021	6,867,614	9,091,127	8,070,556

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2021, R$7,177,034 thousand (R$7,222,015 thousand on December 31, 2020) for civil claims and R$36,060,586 thousand (R$35,761,167 thousand on December 31, 2020) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,464,447 thousand (R$9,431,944 thousand on December 31, 2020): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,331,185 thousand (R$7,251,952 thousand on December 31, 2020), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 1999 to 2005 – R$5,366,183 thousand (R$5,354,315 thousand on December 31, 2020): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,572,994 thousand (R$2,485,745 thousand on December 31, 2020) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- Social Security Contribution Taxes – 2014 to 2021 – R$2,139,168 thousand (R$2,079,650 thousand on December 31, 2020): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,448,094 thousand (R$1,444,586 thousand on December 31, 2020): related to the unconstitutional extension of the basis of calculation intended for other income related to the unconstitutional extension of the basis of calculation to revenues other than billed operating revenues (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,057,033 thousand (R$1,444,586 thousand on December 31, 2020): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2016 – R$842,571 thousand (R$834,272 thousand on December 31, 2020): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$651,029 thousand (R$649,441 thousand on December 31, 2020): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$464,634 thousand (R$463,501 thousand in December 31, 2020): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

Due to the so-called "Operação Zelotes" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court, Bradesco is not part of this process.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

24) OTHER LIABILITIES

	R$ thousand	
	On March 31, 2021	On December 31, 2020
Sundry creditors	5,632,445	5,289,505
Payment of taxes and other contributions	5,212,549	708,886
Credit card operations	3,143,700	3,337,346
Taxes and contributions payable	3,289,234	3,853,700
Liabilities for acquisition of assets and rights	1,744,250	1,582,134
Social and statutory	1,993,844	3,747,682
Obligations for quotas of investment funds	3,010,881	2,929,138
Other	7,986,171	8,452,564
Total	32,013,074	29,900,955

25) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31, 2021	On December 31, 2020
Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	9,719,079,572	8,870,212,686
Treasury (common shares) (1)	-	(7,307,259)
Treasury (preferred shares) (1)	-	(27,378,542)
Total	9,719,079,572	8,835,526,885

(1) On March 10, 2021, the cancellation of all shares held in treasury issued by the Company was approved (item e).

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Number of outstanding shares as at March 31, 2020	4,870,579,247	4,848,500,325	9,719,079,572

(1) It benefited the shareholders registered in the records of Bradesco on April 16, 2021.

In the Special Shareholders' Meeting of March 10, 2021, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 883,552,687 new nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c) Earnings per share

i. Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Three months ended on March 31	
	2021 (1)	2020 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	2,937,208	1,614,501
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	3,215,710	1,767,586
Weighted average number of common shares outstanding (thousands)	4,870,579	4,870,579
Weighted average number of preferred shares outstanding (thousands)	4,848,500	4,848,500
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.60	0.33
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.66	0.36

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

Interest on shareholders' equity for the first quarter of 2021, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	6,152,918	
(-) Legal reserve	307,646	
Adjusted calculation basis	5,845,272	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	2,063,037	
Withholding income tax on interest on shareholders' equity	(309,456)	
Interest on shareholder's equity (net) accumulated in March 31, 2021	1,753,581	30.00
Interest on shareholder's equity (net) accumulated in March 2020	1,012,089	31.50

(1) Percentage of interest on shareholders' equity/dividends after adjustments.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description					R$ thousand
	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/provisioned amount
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	436,397	65,460	370,937
Supplementary interest on shareholders´ equity paid	0.089446	0.098390	754,296	113,144	641,152
Total accrued on March 31, 2020	0.141195	0.155314	1,190,693	178,604	1,012,089
Monthly interest on shareholders' equity paid	0.051749	0.056924	480,032	72,005	408,027
Supplementary interest on shareholders' equity provisioned	0.170650	0.187716	1,583,005	237,451	1,345,554
Total accrued on March 31, 2021	0.222400	0.244640	2,063,037	309,456	1,753,581

(1) Paid on January 7, 2021.

e) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2021, was approved the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 34,685,801 nominative-book-entry shares, being 7,307,259 common shares and 27,378,542 preferred, without reduction of share capital, approved by Bacen on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the repurchase program of shares issued for treasury and subsequent sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares and institute a new repurchase program ("new program") that authorizes Bradesco's Board of Directors to acquire, in the period from April 26, 2021 to 48,705,792 common shares and up to 48,485,003 preferred shares.

26) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of March 31, 2021, the balance of minority interests in subsidiaries was R$803,113 thousand (R$759,241 thousand on December 31, 2020), represented, basically by Odontoprev.

27) FEE AND COMMISSION INCOME

		R$ thousand
	Three months ended on March 31	
	2021	2020
Credit card income	1,696,465	1,787,671
Checking account	1,942,787	1,979,960
Loans	634,160	721,144
Collections	502,449	533,084
Consortium management	513,186	490,399
Asset management	314,395	389,644
Underwriting/ Financial Advisory Services	254,558	192,293
Custody and brokerage services	332,459	323,921
Payments	113,054	125,550
Other	197,786	149,426
Total	6,501,299	6,693,092

28) PAYROLL AND RELATED BENEFITS

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Salaries	2,393,658	2,468,116
Benefits	1,125,914	1,193,257
Social security charges	784,972	868,382
Employee profit sharing	471,303	455,948
Training	13,088	32,503
Total	4,788,935	5,018,206

29) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Outsourced services	1,125,249	1,233,483
Accumulated depreciation and amortization	795,262	768,906
Data processing	556,021	518,762
Communication	338,285	356,729
Asset maintenance	311,406	297,368
Rental	305,073	324,873
Financial system services	267,683	288,059
Advertising and marketing	164,124	234,129
Security and surveillance	151,592	185,007
Transport	156,712	181,972
Water, electricity and gas	93,207	111,179
Supplies	23,379	37,363
Travel	7,014	50,402
Other	271,498	277,496
Total	4,566,505	4,865,728

30) TAX EXPENSES

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Contribution for Social Security Financing (COFINS)	1,032,353	393,118
Social Integration Program (PIS) contribution	159,766	65,019
Tax on Services (ISSQN)	283,682	291,839
Municipal Real Estate Tax (IPTU) expenses	61,992	70,128
Other	82,987	86,810
Total	1,620,780	906,914

31) OTHER OPERATING INCOME

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Other interest income	216,651	614,334
Reversal of other operating provisions	735,780	770,307
Revenues from recovery of charges and expenses	92,089	159,597
Other	758,406	684,155
Total	1,802,926	2,228,393

32) OTHER OPERATING EXPENSES

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Other finance costs	208,318	200,731
Sundry losses	81,233	80,208
Discount granted	630,169	589,095
Commissions on loans and financing	134,124	128,969
Intangible assets amortization - payroll	314,958	308,659
Goodwill amortization (Note 15a)	471,657	386,699
Card marketing expenses	752,299	917,298
Other	2,116,038	2,215,147
Total	4,708,796	4,826,806

33) NON-OPERATING INCOME (LOSS)

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Gain/loss on sale and write-off of assets and investments	21,272	(15,544)
Recording/reversal of non-operating provisions (1)	18,461	(4,479)
Other	(102,154)	26,108
Total	(62,421)	6,085

(1) Includes primarily allowance for non-financial assets held for sale.

34) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020	On March 31, 2021	On December 31, 2020
Assets								
Interbank investments	-	-	213,471	186,504	-	-	213,471	186,504
Securities and derivative financial instruments	112,749	62,326	654,537	649,932	-	-	767,286	712,258
Loans and other assets	17	16	224,776	334,746	150,660	119,659	375,453	454,421
Liabilities								
Demand deposits/Savings accounts	183,902	164,651	34,163	22,515	23,752	17,685	241,817	204,851
Time deposits	1,723,967	1,289,430	812,127	595,078	270,345	126,130	2,806,439	2,010,638
Securities sold under agreements to repurchase	168,332	675,893	23,462	60,246	-	-	191,794	736,139
Funds from issuance of securities and subordinated debts	12,562,400	11,480,275	-	-	696,344	702,417	13,258,744	12,182,692
Derivative financial instruments	-	32,219	37,539	-	-	-	37,539	32,219
Interest on own capital payable	541,994	1,195,928	-	-	-	-	541,994	1,195,928
Other liabilities	-	-	9,734,161	10,808,025	37,670	18,594	9,771,831	10,826,619

Three months ended on March 31 - R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	6,620	42,321	8,358	14,818	-	-	14,978	57,139
Financial intermediation expenses	(78,911)	(182,323)	(46,565)	(173,303)	(5,700)	(10,863)	(131,176)	(366,489)
Income from services provided	44	29	10,852	3,018	26	35	10,922	3,082
Other expenses net of other operating revenues	15,549	13,905	(431,475)	(411,363)	(97,213)	(501,212)	(513,139)	(898,670)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2021, the maximum amount of R$888,044 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$520,400 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Remuneration and Social Security Contribution to the INSS	195,012	199,338
Total	195,012	199,338

Post-employment benefits

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Defined contribution supplementary pension plans	100,756	111,445
Total	100,756	111,445

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct shareholding	On December 31, 2020	On December 31, 2019
• Common shares	0,53%	0,55%
• Preferred shares	0,91%	1,04%
• Total shares (1)	0,72%	0,79%

(1) On March 31, 2021, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.39% of common shares, 1.07% of preferred shares and 1.73% of all shares (2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares on December 31, 2020).

35) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand	
	Prudential Conglomerate	
	On March 31, 2021	On December 31, 2020
Tier I capital	120,071,137	118,281,835
- Common equity	110,831,740	108,982,064
- Shareholders' equity	144,240,036	143,702,640
- Non-controlling interest/Other	(350,392)	164,088
- Prudential adjustments	(33,057,904)	(34,884,664)
- Additional capital (2)	9,239,397	9,299,771
Tier II capital (2)	15,497,223	17,441,839
- Subordinated debts (Resolution No. 4.192/13)	15,472,900	16,274,254
- Subordinated debts (prior to Resolution No. 4.192/13)	24,323	1,167,585
Reference Equity (a)	135,568,360	135,723,674
- Credit risk	797,724,844	779,588,540
- Market risk	17,559,600	14,690,553
- Operational risk	66,907,975	64,413,820
Risk-weighted assets – RWA (b)	882,192,419	858,692,912
Basel ratio (a/b)	15.4%	15.8%
Tier I capital	13.6%	13.8%
- Common equity	12.6%	12.7%
- Additional capital	1.0%	1.1%
Tier II capital	1.8%	2.0%

(1) According to Resolution No. 4,193/13, the minimum required for tier I and common equity are 8.25% and 6.75%, respectively; and
(2) "Eligible Debt Capital Instruments" for regulatory capital purposes referred to note 20a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Circular Letter No. 3,751/15 and No. 3,930/19, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important. For more information and details, visit our Investor Relations website (www.bradescori.com.br - Market Information - Risk Management).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and

- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors		R$ thousand
	On March 31, 2021	On December 31, 2020
Fixed rates	2,899	5,014
IGPM/IPCA	9,857	3,645
Exchange coupon	698	342
Foreign currency	8,276	4,704
Equities	2,056	2,422
Sovereign/Eurobonds and Treasuries	10,087	7,477
Other	1,013	154
Correlation/diversification effect	(12,061)	(11,551)
VaR (Value at Risk)	22,825	12,207

Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.63 a scenario of R$5.69 was used, while for a 1-year fixed interest rate of 5.10%, a 5.11% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.63 a scenario of R$7.04 was used, while for a 1-year fixed interest rate of 5.10%, a 6.37% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.63 a scenario of R$8.45 was used, while for a 1-year fixed interest rate of 5.10%, a 7.65% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

		R$ thousand					
		Trading Portfolio (1)					
		On March 31, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(101)	(16,292)	(32,327)	(105)	(11,776)	(23,317)
Price indexes	Exposure subject to variations in price index coupon rates	(2,106)	(56,071)	(112,920)	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(8)	(820)	(1,632)	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to exchange rate variations	(2,840)	(70,996)	(141,992)	(1,597)	(39,926)	(79,852)
Equities	Exposure subject to variation in stock prices	(423)	(10,572)	(21,144)	(354)	(8,856)	(17,712)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(417)	(39,623)	(78,334)	(167)	(11,955)	(23,430)
Other	Exposure not classified in other definitions	(4)	(184)	(368)	-	(41)	(82)
Total excluding correlation of risk factors		(5,899)	(194,558)	(388,717)	(4,043)	(117,512)	(234,971)
Total including correlation of risk factors		(2,677)	(83,380)	(166,449)	(2,647)	(73,605)	(147,689)

(1) Amounts net of tax effects.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

							R$ thousand
		Trading and Banking Portfolios (1)					
		On March 31, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(14,894)	(2,462,982)	(4,727,662)	(12,180)	(1,553,493)	(2,974,461)
Price indexes	Exposure subject to variations in price index coupon rates	(28,360)	(2,635,186)	(4,741,674)	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,845)	(89,548)	(175,590)	(2,277)	(71,852)	(141,860)
Foreign currency	Exposure subject to exchange rate variations	(6,329)	(158,228)	(316,457)	(2,202)	(65,746)	(131,493)
Equities	Exposure subject to variation in stock prices	(22,818)	(570,445)	(1,140,889)	(43,353)	(1,083,824)	(2,167,648)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,388)	(42,394)	(83,806)	(1,339)	(14,019)	(27,608)
Other	Exposure not classified in other definitions	(58)	(1,454)	(2,908)	(30)	(748)	(1,496)
Total excluding correlation of risk factors		(75,692)	(5,960,237)	(11,188,986)	(88,524)	(5,016,805)	(9,475,907)
Total including correlation of risk factors		(55,888)	(4,980,395)	(9,310,030)	(73,350)	(4,168,903)	(7,883,903)

(1) Amounts net of tax effects.

f) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the first quarter of 2021 and 2020, there was no hiring of Advisory Service or contracting of Financing Project Finance or Corporate Loans to projects classified under the criteria of the Equator Principles III.

g) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	R$ thousand			
	On March 31, 2021			On December 31, 2020
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	25,895,194	17,630,709	8,264,485	8,324,289
Financial instruments	1,493,421,201	1,382,092,750	111,328,451	88,684,148
- Interbank investments	134,252,733	131,633,438	2,619,295	1,998,229
- Compulsory deposits with the Brazilian Central Bank	83,854,352	83,810,992	43,360	61,658
- Securities	657,739,218	620,042,507	37,696,711	32,927,526
- Derivative financial instruments	28,772,382	28,455,158	317,224	700,618
- Loans	459,889,627	419,913,542	39,976,085	33,940,017
- Other financial instruments	128,912,889	98,237,113	30,675,776	19,056,100
Leases	2,658,480	2,658,480	-	-
Expected credit loss associated with credit risk	(45,919,688)	(43,204,427)	(2,715,261)	(2,773,441)
- Loans	(43,055,872)	(40,340,629)	(2,715,243)	(2,773,427)
- Leases	(67,978)	(67,978)	-	-
- Other receivables	(2,795,838)	(2,795,820)	(18)	(14)
Deferred tax assets	86,406,109	86,381,790	24,319	25,082
Investments in associates and jointly controlled entities	7,051,790	7,051,790	-	-
Premises and equipment, net	21,032,698	20,841,020	191,678	178,116
Intangible assets	34,796,172	34,593,868	202,304	178,304
Depreciation and amortization	(34,727,425)	(34,407,404)	(320,021)	(292,223)
- Premises and equipment	(11,476,944)	(11,321,744)	(155,200)	(141,630)
- Intangible assets	(23,250,481)	(23,085,660)	(164,821)	(150,593)
Other assets	25,720,839	24,957,309	763,530	837,281
Accumulated Impairment of Assets	(3,534,291)	(3,528,934)	(5,357)	(5,441)
Total assets	1,612,801,079	1,495,066,951	117,734,128	95,156,115
Liabilities				
Deposits and other financial liabilities	1,109,426,338	993,295,805	116,130,533	107,106,719
- Deposits from banks	295,058,011	253,254,164	41,803,847	30,045,237
- Deposits from customers	536,219,759	505,557,488	30,662,271	33,144,976
- Securities issued	142,595,678	130,473,401	12,122,277	11,225,257
- Subordinated debts	45,330,174	39,045,949	6,284,225	14,352,946
- Derivative financial instruments	21,166,665	16,658,836	4,507,829	4,556,394
- Other financial liabilities	69,056,051	48,305,967	20,750,084	13,781,909
Provisions	319,943,962	319,766,326	177,636	153,142
- Technical provision for insurance, pension plans and capitalization bonds	285,163,339	285,149,794	13,545	13,659
- Other reserves	34,780,623	34,616,532	164,091	139,483
Deferred income tax assets	6,374,556	6,156,780	217,776	321,193
Other liabilities	32,013,074	30,835,409	1,177,665	1,037,359
Total liabilities	1,467,757,930	1,350,054,320	117,703,610	108,618,413
				-
Shareholders' equity				-
Equity attributable to shareholders of the parent	144,240,036	144,240,036	-	-
Non-controlling interest	803,113	803,113	-	-
Total Shareholders' equity	145,043,149	145,043,149	-	-
Total Liability and Shareholders' equity	1,612,801,079	1,495,097,469	117,703,610	108,618,413
Net position of assets and liabilities			30,518	(13,462,298)
Net position of derivatives (2)			(20,192,597)	(4,216,783)
Other net off-balance-sheet accounts (3)			3,007,067	3,144,242
Net foreign exchange position (passive) (4)			(17,155,012)	(14,534,839)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$2,591,175 thousand in the the first quarter of 2021(R$18,385,261 thousand in the first quarter of 2020), were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments.

II - The statement of financial position by maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	25,895,194	-	-	-	-	25,895,194
Financial instruments	778,130,297	156,687,723	118,500,955	440,102,226	-	1,493,421,201
- Interbank investments	111,194,781	14,643,797	2,667,381	5,746,774	-	134,252,733
- Compulsory deposits with the Brazilian Central Bank	83,854,352	-	-	-	-	83,854,352
- Securities	454,228,094	27,028,187	40,419,510	136,063,427	-	657,739,218
- Derivative financial instruments	6,960,606	3,605,239	3,461,642	14,744,895	-	28,772,382
- Loans	38,595,373	85,827,690	66,892,007	268,574,557	-	459,889,627
- Other financial instruments	83,297,091	25,582,810	5,060,415	14,972,573	-	128,912,889
Leases	97,911	445,441	483,841	1,631,287	-	2,658,480
Expected credit loss associated with credit risk	(8,937,441)	(7,932,327)	(6,087,360)	(22,962,560)	-	(45,919,688)
- Loans	(7,724,663)	(6,745,378)	(5,754,865)	(22,830,966)	-	(43,055,872)
- Leases	(4,426)	(10,030)	(10,936)	(42,586)	-	(67,978)
- Other receivables	(1,208,352)	(1,176,919)	(321,559)	(89,008)	-	(2,795,838)
Deferred tax assets	801,741	8,073,370	9,615,002	67,915,996	-	86,406,109
Investments in associates and jointly controlled entities	-	-	-	-	7,051,790	7,051,790
Premises and equipment, net	201,417	1,007,082	1,208,498	6,306,260	832,497	9,555,754
Intangible assets	425,364	2,110,830	2,536,194	6,279,196	194,107	11,545,691
Other assets	11,996,200	1,915,057	2,646,594	9,162,988	-	25,720,839
Accumulated Impairment of Assets	(3,519,781)	-	-	(14,510)	-	(3,534,291)
Total in March 31, 2021	805,090,902	162,307,176	128,903,724	508,420,883	8,078,394	1,612,801,079
Total in December 31, 2020	803,924,746	179,578,949	94,570,135	504,891,900	8,073,314	1,591,039,044

Liabilities						
Deposits and other financial liabilities	517,458,377	92,573,814	135,774,071	354,380,679	9,239,397	1,109,426,338
- Deposits from banks	242,299,580	23,426,886	11,629,756	17,701,789	-	295,058,011
- Deposits from customers	209,611,891	28,613,583	64,052,556	233,941,729	-	536,219,759
- Securities issued	3,009,069	29,521,323	49,833,326	60,231,960	-	142,595,678
- Subordinated debts	-	24,561	6,335,255	29,730,961	9,239,397	45,330,174
- Derivative financial instruments	7,884,714	1,687,732	3,209,925	8,384,294	-	21,166,665
- Other financial liabilities	54,653,123	9,299,729	713,253	4,389,946	-	69,056,051
Provisions	252,346,373	1,147,675	1,449,855	65,000,059	-	319,943,962
- Technical provision for insurance, pension plans and capitalization bonds	243,173,486	-	-	41,989,853	-	285,163,339
- Other reserves	9,172,887	1,147,675	1,449,855	23,010,206	-	34,780,623
Deferred income tax assets	25,796	5,423	38,319	6,305,018	-	6,374,556

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	30,992,036	211,266	67,496	742,276	-	32,013,074
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	144,240,036	144,240,036
Non-controlling interest	-	-	-	-	803,113	803,113
Total Shareholders' equity	-	-	-	-	145,043,149	145,043,149
Total in March 31, 2021	800,822,582	93,938,178	137,329,741	426,428,032	154,282,546	1,612,801,079
Total in December 31, 2020	767,780,335	113,977,245	101,548,388	453,711,228	154,021,848	1,591,039,044

Net assets accumulated on March 31, 2021	4,268,320	72,637,318	64,211,301	146,204,152		
Net assets accumulated on December 31, 2020	36,144,411	101,746,115	94,767,862	145,948,534		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

36) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds. As complementing Retirement benefits for employees from Lloyds, a PGBL was acquired in February, 2021 at Bradesco Vida e Previdência S.A ..

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the first quarter of 2021, were R$239,263 thousand (R$249,563 thousand in 2020).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the first quarter of 2021, the amount of R$1,139,002 thousand (R$1,225,760 thousand in 2020).

37) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Income before income tax and social contribution	7,8'59,166	(10,624,284)
Total burden of income tax and social contribution at the current rates (Note 3f)	(3,536,625)	4,780,928
Effect on the tax calculation:		
Equity investment in unconsolidated and jointly controlled companies	92,112	90,401
Net non-deductible expenses of non-taxable income	26,769	(1,734)
Interest on shareholders' equity (paid and payable)	753,789	535,812
Other amounts (1)	1,018,651	8,647,242
Income tax and social contribution for the period	(1,645,304)	14,052,649

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad in the amount of R$583,202 thousand, (R$8,244,543 thousand in 2020); (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand	
	Three months ended on March 31	
	2021	2020
Current taxes:		
Income tax and social contribution payable	(2,247,396)	(1,645,155)
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	801,383	1,389,886
Use of opening balances of:		
Social contribution loss	(178,492)	(18,934)
Income tax loss	(221,180)	(24,365)
Constitution in the period on:		
Social contribution loss	79,846	6,344,377
Income tax loss	120,535	8,006,840
Total deferred tax expense	602,092	15,697,804
Income tax and social contribution for the period	(1,645,304)	14,052,649

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized	Balance on March 31, 2021
Allowance for loan losses expense	44,767,317	2,630,509	(1,965,748)	45,432,078
Civil provisions	3,966,790	82,965	(85,656)	3,964,099
Tax provisions	3,396,469	51,941	(81,257)	3,367,153
Labor provisions	3,060,637	164,609	(170,518)	3,054,728
Impairment of securities and investments	3,750,503	63,297	(41,684)	3,772,116
Non-financial assets held for sale	852,001	72,911	(67,434)	857,478
Fair value adjustment of trading securities and derivatives	991,069	11,390	(300,813)	701,646
Amortization of goodwill	345,120	6,228	(2,788)	348,560
Provision for interest on own capital (1)	-	454,968	-	454,968
Other	5,253,592	650,920	(645,568)	5,258,944
Total deductible taxes on temporary differences	66,383,498	4,189,738	(3,361,466)	67,211,770
Income tax and social contribution losses in Brazil and overseas	18,609,868	200,381	(399,672)	18,410,577
Subtotal	84,993,366	4,390,119	(3,761,138)	85,622,347
Adjustment to fair value of available-for-sale securities	56,403	727,930	(571)	783,762
Total deferred tax assets (Note 3f)	85,049,769	5,118,049	(3,761,709)	86,406,109
Deferred tax liabilities (Note 37e)	7,951,848	622,250	(2,199,542)	6,374,556
Deferred tax assets, net of deferred tax liabilities	77,097,921	4,495,799	(1,562,167)	80,031,553
- Percentage of net deferred tax assets on capital (Noe 35b)	56.8%			59.0%
- Percentage of net deferred tax assets over total assets	4.8%			4.9%

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On March 31, 2021, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,323 thousand (R$12,194 thousand as of December 31, 2020), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2021	7,887,496	6,138,374	105,097	70,980	14,201,947
2022	8,858,719	6,999,626	138,131	107,757	16,104,233
2023	8,687,091	6,783,564	205,158	177,464	15,853,277
2024	7,695,114	6,105,023	208,272	185,621	14,194,030
2025	3,560,578	2,632,747	1,624,891	1,304,393	9,122,609
2026	904,894	702,117	2,081,196	1,729,210	5,417,417
2027	137,267	108,377	2,302,137	1,908,209	4,455,990
2028	5,932	4,745	2,237,612	1,842,410	4,090,699
2029	59	47	846,398	1,335,641	2,182,145
Total	37,737,150	29,474,620	9,748,892	8,661,685	85,622,347

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On March 31, 2021, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$79,182,938 thousand (R$80,653,629 thousand on December 31, 2020), of which: R$63,647,464 thousand (R$63,973,290 thousand on December 31, 2020) of temporary

differences; and R$15,535,474 thousand (R$16,680,339 thousand on December 31, 2020) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on March 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	-	(29,269)	861,006
Difference in depreciation	232,848	4,424	-	237,272
Judicial deposit	2,184,863	17,988	(6,959)	2,195,892
Other	851,918	68,788	(28,083)	892,623
Total deferred liabilities on temporary exclusions	4,159,904	91,200	(64,311)	4,186,793
Adjustment to fair value of available-for-sale securities	3,791,944	531,050	(2,135,231)	2,187,763
Total deferred tax expense (Note 37c)	7,951,848	622,250	(2,199,542)	6,374,556

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On March 31, 2021		On December 31, 2020	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	134,252,733	134,271,623	191,147,208	191,196,047
Compulsory deposits with the Brazilian Central Bank	83,854,352	83,854,352	83,757,533	83,757,533
Securities:				
- Trading securities	253,237,206	253,237,206	251,171,296	251,171,296
- Available-for-sale securities	303,166,524	303,166,524	265,513,501	265,513,501
- Held-to-maturity securities	101,335,488	107,242,725	99,813,090	109,730,473
Derivative financial instruments	28,772,382	28,772,382	24,815,393	24,815,393
Loans (1)	527,572,421	562,256,284	509,333,011	513,945,753
Other financial instruments	77,175,125	77,175,125	57,540,757	57,540,757
Liabilities				
Deposits from banks	295,058,011	294,175,014	267,280,167	267,240,795
Deposits from customers	536,219,759	536,310,608	545,292,743	545,341,621
Securities issued	142,595,678	141,301,725	144,903,825	143,988,723
Subordinated debt	45,330,174	45,987,726	53,246,232	54,192,090
Derivative financial instruments	21,166,665	21,166,665	18,697,682	18,697,682
Other financial liabilities	55,769,501	55,769,501	51,410,877	51,410,877

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow

methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 8%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the Fair Value Commission and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On March 31, 2021				On December 31, 2020			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	232,076,083	20,739,746	421,377	253,237,206	231,598,361	19,253,501	319,434	251,171,296
Financial treasury bills	147,778,991	-	-	147,778,991	147,578,842	-	-	147,578,842
National treasury notes	38,024,039	6,840,384	-	44,864,423	44,279,165	6,345,101	-	50,624,266
Financial bills	-	8,703,692	-	8,703,692	-	7,775,628	-	7,775,628
National treasury bills	22,926,750	-	-	22,926,750	17,741,893	-	-	17,741,893
Debentures	3,602,960	3,329,508	175,010	7,107,478	3,747,299	2,951,834	174,753	6,873,886
Brazilian foreign debt securities	612,638	-	-	612,638	725,515	-	-	725,515
Other	19,130,705	1,866,162	246,367	21,243,234	17,525,647	2,180,938	144,681	19,851,266
Derivatives	52,547	7,805,464	(252,294)	7,605,717	71,281	6,273,607	(227,177)	6,117,711
Derivative financial instruments (assets)	102,708	28,651,687	17,987	28,772,382	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(50,161)	(20,846,223)	(270,281)	(21,166,665)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Available-for-sale securities	220,745,621	71,753,948	10,666,955	303,166,524	186,660,906	68,307,132	10,545,463	265,513,501
National treasury notes	61,749,030	-	-	61,749,030	73,271,680	-	-	73,271,680
Debentures	6,157,468	48,752,410	9,718,633	64,628,511	6,354,515	48,446,791	9,577,824	64,379,130
National treasury bills	94,107,481	-	-	94,107,481	68,247,967	-	-	68,247,967
Shares	7,271,622	2,607,658	1,362	9,880,642	11,153,243	1,104,155	1,362	12,258,760
Foreign government bonds	9,424,086	-	-	9,424,086	6,508,218	-	-	6,508,218
Foreign corporate securities	7,058,322	-	-	7,058,322	6,653,994	-	-	6,653,994
Promissory Notes	-	6,314,864	-	6,314,864	-	7,167,074	-	7,167,074
Certificates of real estate receivables	78	1,603,563	118,696	1,722,337	-	1,620,938	119,124	1,740,062
Other	34,977,534	12,475,453	828,264	48,281,251	14,471,289	9,968,174	847,153	25,286,616
Total	452,874,251	100,299,158	10,836,038	564,009,447	418,330,548	93,834,240	10,637,720	522,802,508
Public	407,211,388	6,853,608	29,313	414,094,309	370,447,630	6,345,101	30,466	376,823,197
Private	45,662,863	93,445,550	10,806,725	149,915,138	47,882,918	87,489,139	10,607,254	145,979,311

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720
Recognized in income	107,775	-	-	100,525	208,300
Recognized in other comprehensive income	-	-	-	179,325	179,325
Acquisitions	-	-	(23,809)	309,201	285,392
Disposals	(5,832)	(1,308)	-	(599,789)	(606,929)
Maturities	-	-	-	(15,783)	(15,783)
Transfer to other levels (1)	-	-	-	148,013	148,013
Balance on March 31, 2021	421,377	17,987	(270,281)	10,666,955	10,836,038

(1) These instruments were reclassified between levels 2 and 3, as there is an impact on credit risk and the spread curve has unobservable parameters. When there is an increase in this credit risk, the papers are transferred from level 2 to level 3 and when there is a reduction, the papers are transferred from level 3 to level 2.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

					R$ thousand
	Scenarios	On March 31, 2021		On December 31, 2020	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	(26)	(182)	(25)	(177)
	2	(4,989)	(39,382)	(3,672)	(29,423)
	3	(9,330)	(70,446)	(6,971)	(59,072)
Price indexes	1	(4)	-	(4)	-
	2	(210)	(1)	(83)	-
	3	(417)	(1)	(165)	-
Exchange coupon	1	-	-	-	-
	2	-	(1)	-	(8)
	3	-	(1)	-	(17)
Foreign currency	1	-	(22)	-	(22)
	2		(562)	-	(608)
	3		(1,125)	-	(1,216)
Equities	1	(1,355)	(7)	(671)	(7)
	2	(33,875)	(187)	(15,373)	(187)
	3	(67,751)	(375)	(33,542)	(375)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.63, a scenario of R$5.69 was applied, while for a 1-year fixed interest rate of 5.10%, a scenario of 5.11% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.63, a scenario of R$7.04 was applied, while for a 1-year fixed interest rate of 5.10%, a 6.37% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.63 a scenario of R$8.45 was applied, while for a 1-year fixed interest rate of 5.10%, a 7.65% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousand
	On March 31, 2021					On December 31, 2020				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	134,271,623	-	134,271,623	134,252,733	-	191,196,047	-	191,196,047	191,147,208
Securities held to maturity	101,050,918	5,956,419	235,388	107,242,725	101,335,488	102,937,411	6,557,341	235,721	109,730,473	99,813,090
Loans	-	-	562,256,284	562,256,284	527,572,421	-	-	513,945,753	513,945,753	509,333,011
Liabilities										
Deposits from banks	-	-	294,175,014	294,175,014	295,058,011	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	536,310,608	536,310,608	536,219,759	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	141,301,725	141,301,725	142,595,678	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	45,987,726	45,987,726	45,330,174	-	-	54,192,090	54,192,090	53,246,232

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 9(bIII) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued: The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Recurring and non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the recurring and non-recurring net income for the periods:

Our consolidated net income in the three months ended on March, 2021, was R$6,153 million, the recurring net income was R$6,515 million and the non-recurring net income was R$(362) million, which is not expected to occur in future years, below we detail:

Non-recurring events in the three months ended on March, 2021: i. Amortization of Goodwill - R$(356) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years; and ii. Others – R$(6) million.

Our net income in the three months ended on March, 2021 was R$3,382 million, the recurring net income was R$3,753 million and the non-recurring net income was R$(371) million, net of taxes, below we detail:

Non-recurring event in the three months ended on March, 2021: i. Amortization of Goodwill - R$(371) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on March 31, 2021, amounted to R$1,044,221,796 thousand (R$1,023,287,047 thousand on December 31, 2020).

d) Consortium funds

		R$ thousand
	On March 31, 2021	On December 31, 2020
Monthly estimate of funds receivable from consortium members	657,586	639,242
Contributions payable by the group	36,789,070	35,489,135
Consortium members - assets to be included	32,430,529	31,182,122
Credits available to consortium members	7,245,415	7,069,000

	In units	
	On March 31, 2021	On December 31, 2020
Number of groups managed	3,418	3,436
Quantity of assets pending delivery	143,656	144,368
Quantity of total delivered assets	2,261,838	2,211,946
Quantity of total active consortium members	1,516,785	1,529,142
Quantity of total dropouts and cancellations	1,467,949	1,457,884
Default rate	3.49%	3.38%

	In units	
	Three months ended on March 31	
	2021	2020
Quantity of assets delivered in the period	49,892	46,735
Quantity of active consortium members in the period	59,529	118,528
Quantity of dropouts and cancellations in the period	76,830	100,966

e) In 2021, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021

f) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, diverse measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loans:** there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in a migration between credit ratings and, consequently, a higher level provisioning;
- **Deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

It is important to note that our actions have always taken into account the guidelines of the Ministry of Health. Bradesco's Crisis Committee continues to assess the pandemic scenario and report to the Board of Directors, regarding the assessments of the evolution of the pandemic and its reflexes in our operations and society. In addition, we have a Segment Governance meeting - Covid, which plays an important role in verifying various points and the scope of these actions in the Organization. We remain with the Business Continuity Plan (PCN) active, prioritizing remote work in administrative centers and maintaining the rotation of employees from the branch network. Faced with the context of the pandemic, the Organization continues to strengthen its mentality towards the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, part of the impact of the pandemic is already reflected in the level of provisioning, however your duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

g) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and 100%, from the fiscal year of 2022.

h) On March 1, 2021, Provisional Measure No. 1,034/2021 was issued, which increased the Social Contribution rate on Net Income by five percent, effective for the period from July 1, 2021 to December 31, 2021, for financial institutions and private insurance companies, capitalization companies and credit unions, the impacts of this Provisional Measure are being assessed.

Base Date March 25, 2021

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara

Managing Officers
Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris
Edilson Wiggers
Oswaldo Tadeu Fernandes

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
André David Marques
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cristina Coelho de Abreu Pinna
Edmir José Domingues
Francisco José Pereira Terra
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Marcos Valério Tescarolo
*Marina Claudia Gonzalez Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Hebercley Magno dos Santos Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Financial Specialist
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Moacir Nachbar Junior
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Renata Geiser Mantarro
Nairo José Martinelli Vidal Júnior
Ivan Luiz Gonjito Junior

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Marlos Francisco de Souza Araujo
Ivan Luiz Gonjito Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti
Glaucimar Peticov
Edson Marcelo Moreto
Leandro de Miranda Araujo
Oswaldo Tadeu Fernandes

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Ivan Luiz Gonjito Junior

Fiscal Council

Sitting Members
Ariovaldo Pereira – Coordinator
Cristiana Pereira
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia

Deputy Members
João Batista de Moraes
Ava Cohn
João Carlos de Oliveira
Mário Luna
Eduardo Badyr Donni

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

*Pending possession

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the interim consolidated statement of financial position of Banco Bradesco S.A. ("Bradesco" or "Bank"), as at March 31, 2021 and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, including the main explanatory notes.

Management of Bradesco is responsible for the preparation of this consolidated interim financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at March, 31, 2021, the consolidated performance of its operations and its consolidated cash flows for the three-month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters - Statement of Added Value

The interim consolidated financial information, related to the Statement of Value Added ("DVA") for the three-month period ended as at March 31, 2021, which was prepared under Bradesco Management responsibility, and which presentations in not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subject to review procedures performed together with the review of the consolidated interim financial information of the Banco Bradesco S.A.. For the purposes of forming our opinion, we assessed whether this statement is reconciled with the financial information and accounting records, as applicable, and if its form and content is in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware, of any fact that could lead us to believe that it was not prepared, in all material respects, consistently with the consolidated interim financial information taken as a whole.

Osasco, May 04, 2021

KPMG Auditores Independentes
CRC 2SP-028567/F
Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory attributions, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the first quarter of 2021, and, in view of the KPMG Auditores Independentes report, are the opinion that the aforementioned pieces adequately reflect the Company's equity and financial situation.

Cidade de Deus, Osasco, SP, May 4, 2021

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Department

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco